Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

by and among

MONOCLE ACQUISITION CORPORATION,

as Monocle,

MONOCLE MERGER SUB 1 INC.,

as Merger Sub 1,

MONOCLE HOLDINGS INC.,

as NewCo,

MONOCLE MERGER SUB 2 LLC,

as Merger Sub 2,

AERSALE CORP.,

as the Company,

and

solely in its capacity as the Holder Representative,

LEONARD GREEN & PARTNERS, L.P.

dated as of December 8, 2019

TABLE OF CONTENTS

Page

Article I. CERTAIN DEFINITIONS	2
1.1 Definitions	2
1.2 Construction	19
1.3 Knowledge	20
Article II. FIRST MERGER	20
2.1 First Merger	20
2.2 Effects of the First Merger	21
2.3 First Merger Closing; First Merger Effective Time	21
2.4 Certificate of Incorporation and Bylaws of Monocle and NewCo	21
2.5 Directors and Officers of the Surviving Corporation	22
2.6 Effects of the First Merger on the Capital Stock of Monocle	22
2.7 Exchange of Certificates	23
Article III. SECOND MERGER; CLOSING	24
3.1 Second Merger	24
3.2 Effects of the Second Merger	24
3.3 Closing; Effective Time	25
3.4 Certificate of Incorporation and Bylaws of the Surviving Corporation	25
3.5 Directors and Officers of the Surviving Corporation	25
Article IV. EFFECTS OF THE SECOND MERGER ON THE CAPITAL STOCK	25
4.1 Conversion of Shares of Preferred Stock, Shares of Common Stock and SARs	25
4.2 Merger Sub 2 Interests	28
4.3 Payment; Exchange of Certificates; Letter of Transmittal	28
4.4 Repayment of Funded Debt	30
4.5 Exchange Agent	30
4.6 Lost Certificate	31
4.7 No Liability; Withholding	31
4.8 Earnout	31
Article V. REPRESENTATIONS AND WARRANTIES OF THE COMPANY	34
5.1 Corporate Organization of the Company	34
5.2 Subsidiaries	34
5.3 Due Authorization	35
5.4 No Conflict	35
5.5 Governmental Authorities; Consents	36

i

5.6 Capitalization	36
5.7 Financial Statements	37
5.8 Undisclosed Liabilities	38
5.9 AerLine Financial Statements; Undisclosed Liabilities	38
5.10 Litigation and Proceedings	39
5.11 Compliance with Laws	39
5.12 Product Warranty; Aviation Regulation Compliance	40
5.13 Contracts; No Defaults	41
5.14 Company Benefit Plans	43
5.15 Labor Matters	45
5.16 Taxes	46
5.17 Brokers’ Fees	48
5.18 Insurance	48
5.19 Real Property; Assets	48
5.20 Environmental Matters	49
5.21 Absence of Changes	50
5.22 Affiliate Agreements	50
5.23 Intellectual Property	50
5.24 Permits	51
5.25 Customers and Vendors	52
5.26 Certain Business Practices; Anti-Corruption	52
5.27 Sanctions and Trade Control	53
5.28 Company Transaction Expenses	53
5.29 Registration Statement and Proxy Statement	54
5.30 No Additional Representations and Warranties; No Outside Reliance	54
Article VI. REPRESENTATIONS AND WARRANTIES OF THE MONOCLE PARTIES	55
6.1 Corporate Organization	55
6.2 Due Authorization	55
6.3 No Conflict	56
6.4 Litigation and Proceedings	56
6.5 Governmental Authorities; Consents	56
6.6 Monocle Capitalization	57
6.7 Business Activities	57
6.8 Monocle SEC Documents; Controls	58
6.9 Listing	59
6.10 Registration Statement and Proxy Statement	59
6.11 Financial Ability	60
6.12 Brokers’ Fees	60
6.13 Solvency; Surviving Corporation After the Second Merger	61
6.14 Trust Account	61
6.15 Outstanding Monocle Expenses	61
6.16 No Outside Reliance	62
6.17 Investment Intent	63

Article VII. COVENANTS OF THE COMPANY	63
7.1 Conduct of Business	63
7.2 Inspection	66
7.3 HSR Act and Regulatory Approvals	67
7.4 Cooperation with Financing	67
7.5 Representation and Warranty Insurance	71
7.6 Termination of Certain Agreements	71
7.7 Company Real Property Certificate	71
7.8 No Shop	71
7.9 Trust Account Waiver	72
7.10 Section 280G	73
7.11 Notification of Certain Matters; Information Updates	73
7.12 Expense Report; Company Transaction Expenses	73
Article VIII. COVENANTS OF MONOCLE	74
8.1 Conduct of Business	74
8.2 HSR Act and Regulatory Approvals	75
8.3 Indemnification and Insurance	77
8.4 Financing	78
8.5 Post-Closing Access; Preservation of Records	79
8.6 Monocle Public Filings	79
8.7 Nasdaq Listing	79
8.8 Additional Covenants	79
Article IX. JOINT COVENANTS	80
9.1 Support of Transaction	80
9.2 Tax Matters	81
9.3 Proxy Statement; Registration Statement	81
9.4 Monocle Stockholder Approval	83
9.5 NewCo Board of Directors	84
9.6 Trust Account	84
Article X. CONDITIONS TO OBLIGATIONS	84
10.1 Conditions to Obligations of the Monocle Parties and the Company	84
10.2 Conditions to Obligations of the Monocle Parties	85
10.3 Conditions to the Obligations of the Company	86
10.4 Satisfaction of Conditions	86
Article XI. TERMINATION/EFFECTIVENESS	86
11.1 Termination	86
11.2 Effect of Termination	88

Article XII. HOLDER REPRESENTATIVE	88
12.1 Designation and Replacement of Holder Representative	88
12.2 Authority and Rights of the Holder Representative; Limitations on Liability	89
Article XIII. MISCELLANEOUS	89
13.1 Non-Survival of Representations, Warranties and Covenants	89
13.2 Waiver	90
13.3 Notices	90
13.4 Assignment	92
13.5 Rights of Third Parties	92
13.6 Expenses	92
13.7 Governing Law	92
13.8 Captions; Counterparts	93
13.9 Schedules and Annexes	93
13.10 Entire Agreement	93
13.11 Amendments	93
13.12 Publicity	93
13.13 Severability	94
13.14 Jurisdiction; WAIVER OF TRIAL BY JURY	94
13.15 Enforcement	95
13.16 Non-Recourse	95
13.17 Acknowledgement and Waiver	96

ANNEXES

Annex A – Amended and Restated Registration Rights Agreement

Annex B – Lock-Up Agreement

Annex C – Founder Shares Agreement

Annex D – Company Stockholder Approval

Annex E – Letter of Transmittal

Annex F – NewCo Certificate of Designation

Annex G – First Certificate of Merger

Annex H – Second Certificate of Merger

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of December 8, 2019, is entered into by and among Monocle Acquisition Corporation, a Delaware corporation (“Monocle”), Monocle Holdings Inc., a Delaware corporation and a wholly-owned direct Subsidiary of Monocle (“NewCo”), Monocle Merger Sub 1 Inc., a Delaware corporation and a wholly-owned direct Subsidiary of NewCo (“Merger Sub 1”), Monocle Merger Sub 2 LLC, a Delaware limited liability company and a wholly-owned indirect Subsidiary of NewCo (“Merger Sub 2” and together with Monocle, NewCo and Merger Sub 1, the “Monocle Parties” and each individually, a “Monocle Party”), AerSale Corp., a Delaware corporation (the “Company”), and Leonard Green & Partners, L.P., a Delaware limited partnership, solely in its capacity as the initial Holder Representative (as defined below) hereunder. The Company, Merger Sub 1, Merger Sub 2, NewCo, Monocle and the Holder Representative are referred to herein, collectively, as the “Parties” and, individually, each a “Party.”

RECITALS

WHEREAS, the respective boards of directors or managers, as applicable, of each of the Monocle Parties and the board of directors of the Company have unanimously approved and declared advisable the Mergers (as defined below) upon the terms and subject to the conditions of this Agreement and in accordance with the DGCL (as defined below) or the LLC Act (as defined below), as applicable;

WHEREAS, Monocle Parent LLC, a Delaware limited liability company and wholly-owned direct Subsidiary of NewCo (“Parent”), has, in its capacity as the sole member of Merger Sub 2, approved and declared advisable the Second Merger (as defined below) upon the terms and subject to the conditions of this Agreement and in accordance with the DGCL and the LLC Act;

WHEREAS, prior to the Mergers, Monocle shall provide an opportunity to its stockholders to have their issued and outstanding shares of Monocle common stock, par value $0.0001 per share (“Monocle Common Stock”), redeemed on the terms and subject to the conditions set forth in the Amended and Restated Certificate of Incorporation of Monocle, dated February 6, 2019, as may be amended from time to time (the “Monocle Certificate of Incorporation”), and the Monocle Bylaws, dated August 31, 2018, as may be amended from time to time (together with the Monocle Certificate of Incorporation, the “Monocle Governing Documents”) in connection with the transactions contemplated by this Agreement;

WHEREAS, concurrently with the execution and delivery of this Agreement, and as an inducement to Monocle’s willingness to enter into this Agreement, each of the Company Stockholders (as defined below) and Monocle have entered into a Support and Release Agreement (the “Support and Release Agreement”);

WHEREAS, promptly following the date hereof (and in any event within twenty-four (24) hours of the execution of this Agreement), the Company shall obtain the Company Stockholder Approval and deliver a copy of the Company Stockholder Approval to Monocle;

WHEREAS, concurrently with the consummation of the transactions contemplated by this Agreement, Monocle shall cause the Registration Rights Agreement, dated February 6, 2019, to be amended and restated in the form of the Amended and Restated Registration Rights Agreement attached as Annex A hereto (the “Amended and Restated Registration Rights Agreement”);

WHEREAS, concurrently with the consummation of the transactions contemplated by this Agreement, the Company Stockholders and NewCo shall enter into a Lock-Up Agreement substantially in the form attached as Annex B hereto (the “Lock-Up Agreement”), related to, among other things, the NewCo Common Stock that the Company Stockholders receive as consideration in the Second Merger;

WHEREAS, concurrently with the execution and delivery of this Agreement, the Company, Newco, Monocle and certain holders of Founder Shares (as defined below) have entered into a Founder Shares Agreement substantially in the form attached as Annex C hereto (the “Founder Shares Agreement”);

WHEREAS, for U.S. federal income Tax purposes, the Mergers, when taken together, are intended to qualify as transfers of property to a corporation that meet the requirements of Section 351 of the Code (the “Intended Tax Treatment”); and

WHEREAS, for certain limited purposes, and subject to the terms set forth herein, the Holder Representative shall serve as a representative of the holders of Preferred Stock, Common Stock and SARs.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth in this Agreement, and intending to be legally bound hereby, NewCo, Monocle, Merger Sub 1, Merger Sub 2, the Company and the Holder Representative agree as follows:

Article I.
CERTAIN DEFINITIONS

1.1           Definitions. As used herein, the following terms shall have the following meanings:

“Acquisition Transaction” has the meaning specified in Section 7.8.

“Action” means any claim, action, suit, assessment, arbitration, or proceeding, in each case that is by or before any Governmental Authority.

“AerLine” means AerLine Holdings, Inc., a Delaware corporation.

“AerLine Financial Statements” has the meaning specified in Section 5.9(a).

“AerLine Interim Financial Statements” has the meaning specified in Section 5.9(a).

“AerSale” means AerSale, Inc., a Florida corporation and wholly-owned subsidiary of the Company.

“Affiliate” means, with respect to any specified Person, any Person that, directly or indirectly, controls, is controlled by, or is under common control with, such specified Person, through one or more intermediaries or otherwise.

“Affiliate Agreement” has the meaning specified in Section 5.22.

“Affiliated Group” means a group of Persons that elects, is required to, or otherwise files a Tax Return or pays a Tax as an affiliated group, consolidated group, combined group, unitary group, or other group recognized by applicable Tax Law.

“Aggregate Cash Consideration” means an amount in cash equal to two hundred fifty million dollars ($250,000,000).

“Aggregate Common Stock Consideration” means fifteen million shares of NewCo Common Stock (i.e., the number of shares of NewCo Common Stock equal to the quotient of (i) one hundred fifty million dollars ($150,000,000) divided by (ii) ten dollars ($10)).

“Aggregate Fully-Diluted Common Shares” means the aggregate number of issued and outstanding Common Shares (for the avoidance of doubt, excluding Cancelled Common Shares) held by all Holders immediately prior to the Effective Time.

“Aggregate Preferred Consideration” means a number of shares of NewCo Convertible Preferred Stock equal to the quotient of (i) the Available Cash Shortfall Amount divided by (ii) one hundred dollars ($100).

“Agreement” has the meaning specified in the preamble hereto.

“Alternative Financing” has the meaning specified in Section 8.4(b).

“Amended and Restated Registration Rights Agreement” has the meaning specified in the Recitals.

“Amended and Restated Stockholders Agreement” means the Amended and Restated Stockholders Agreement, dated as of May 26, 2010, by and among the Company, Green Equity Investors V, L.P., Green Equity Investors Side V, L.P., LGP Parts Coinvest LLC, Florida Growth Fund LLC, Nicholas Finazzo, Robert B. Nicholas, Enarey, LP, a Nevada limited partnership, and ThoughtValley Limited Partnership, a Nevada limited partnership.

“Anti-Corruption Laws” means any applicable national, state, local or international Laws relating to anti-bribery or anti-corruption (governmental or commercial), including Laws that prohibit the corrupt payment, offer, promise, or authorization of the payment or transfer of anything of value (including gifts or entertainment), directly or indirectly, to any representative of a foreign Governmental Authority or commercial entity to obtain a business advantage, including, without limitation, the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act of 2010, all national and international Laws enacted to implement the OECD Convention on Combating Bribery of Foreign Officials in International Business Transactions or any other applicable Law relating to anti-corruption or anti-bribery, each as may be amended or supplemented from time to time.

“Approved Stock Exchange” means the Nasdaq Stock Market (“Nasdaq”) or any other national securities exchange that may be agreed upon by the Parties.

“Audited Financial Statements” has the meaning specified in Section 5.7(a).

“Available Cash” means, as of immediately prior to the Closing, an aggregate amount equal to the result of (without duplication) (i) the cash available to be released from the Trust Account, minus (ii) the aggregate amount of all payments to be made as a result of the completion of all Monocle Share Redemptions, plus (iii) the amount of cash proceeds actually received by Monocle pursuant to the Debt Financing, plus (iv) the cash and cash equivalents of the Company and its Subsidiaries in immediately available funds (excluding (x) the aggregate amount of outstanding and unpaid checks issued by or on behalf of the Company or its Subsidiaries as of such time and (y) any cash or cash equivalents of the Company or its Subsidiaries not freely usable by the Company or its Subsidiaries because it is subject to restrictions, limitations or Taxes on use or distribution by Law, Contract or otherwise).

“Available Cash Shortfall Amount” means, as of immediately prior to the Closing, the amount by which the Necessary Cash exceeds Available Cash.

“Aviation Regulations” has the meaning specified in Section 5.12(b).

“Borrowers” means, with respect to any specified Funded Debt, AerSale and its Subsidiaries identified as borrowers, co-borrowers, issuers or co-issuers under the First Lien Credit Documents or the Senior Note Credit Documents, as applicable, in their capacity as co-borrowers or co-issuers, as applicable, of such Funded Debt.

“Business Combination” has the meaning given to such term in the Monocle Certificate of Incorporation.

“Business Day” means a day other than a Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by Law to close.

“CAA” has the meaning specified in Section 9.1.

“Cancelled Common Shares” has the meaning specified in Section 4.1(a)(ii).

“Cash Consideration Percentage” means (i) in the event that Available Cash equals or exceeds Necessary Cash, 62.5%, or (ii) in the event that Necessary Cash exceeds Available Cash and the Available Cash Shortfall Amount equals or is less than $50,000,000, a fraction (expressed as a percentage), (A) the numerator of which is (x) the Aggregate Cash Consideration, minus, (y) the Available Cash Shortfall Amount, and (B) the denominator of which is 400,000,000.

“Cash Per Fully-Diluted Common Share” has the meaning specified in Section 4.1(b)(iv).

“Certificate of Designation” means the Certificate of Designation of the Company, as filed with the Secretary of State of the State of Delaware on January 11, 2010.

“Certificates” has the meaning specified in Section 4.3(b).

“Change in Control Payments” means any amounts payable by the Company or any of its Subsidiaries (i) to any director, employee or officer of the Company or any of its Subsidiaries or (ii) to any other party under a Contract to which the Company or any of its Subsidiaries is a party, in each case of clauses (i) and (ii), solely as a result of the Second Merger or any of the transactions contemplated by this Agreement, including any change in control or similar payments and all payroll and employer Taxes payable by the Company or any of its Subsidiaries with respect to any such payment; provided, however, that “Change in Control Payments” shall not include any payments made in respect of the SARs (other than payment of any employer Taxes associated therewith in connection with the transactions contemplated by Section 4.1, which shall constitute “Change in Control Payments”).

“Closing” has the meaning specified in Section 3.3.

“Closing Date” has the meaning specified in Section 3.3.

“Code” means the Internal Revenue Code of 1986, as amended.

“Common Share” has the meaning specified in Section 4.1(a)(ii).

“Common Stock” means the Company’s common stock, par value $0.01 per share.

“Common Stock Consideration Percentage” means 37.5%.

“Common Stock Per Fully-Diluted Common Share” has the meaning specified in Section 4.1(b)(vi).

“Company” has the meaning specified in the preamble hereto.

“Company Benefit Plan” has the meaning specified in Section 5.14(a).

“Company Board” means the board of directors of the Company.

“Company Cure Period” has the meaning specified in Section 11.1(b)(i).

“Company IT Systems” has the meaning specified in Section 5.23(e).

“Company Related Parties” means the Company’s and its Affiliates’ former, current or future representatives, in each case in their capacities as such, other than the Company and its Subsidiaries.

“Company Stockholder Approval” means the approval by stockholders of the Company representing one hundred percent (100%) of the outstanding shares of Common Stock of this Agreement, in the form attached hereto as Annex D.

“Company Stockholders” means the parties listed on Schedule 5.6(a).

“Company Transaction Expenses” means the following fees and expenses incurred by the Company in connection with the preparation, negotiation and execution of this Agreement and the consummation of the transactions contemplated hereby: (i) the reasonable and documented fees and disbursements of outside counsel to the Company or its Affiliates; (ii) the reasonable and documented fees and expenses of any other agents, advisors, consultants, experts and financial advisors employed by the Company or its Affiliates; (iii) Change in Control Payments, if any; and (iv) solely to the extent not already reflected in “Company Transaction Expenses”, all reasonable and documented fees and expenses incurred by or on behalf of the Company related to assistance provided in connection with the arrangements of the Debt Financing (including expenses incurred pursuant to Section 7.4), in each case of clauses (i) through (iv) solely to the extent such fees and expenses are incurred and unpaid as of 11:59 p.m. (Eastern time) on the Business Day immediately preceding the Closing Date; provided, however, that “Company Transaction Expenses” shall not include fees, disbursements or expenses payable to LGP or to third party advisors incurred in connection with work performed solely for the benefit of LGP or any of its limited or general partners that is outside of the ordinary scope of work customarily performed in connection with a sale by a private equity sponsor of one of its portfolio companies.

“Confidentiality Agreement” has the meaning specified in Section 13.10.

“Contracts” means any contract, agreement, subcontract, lease, sublease, conditional sales contract, purchase or service order, license, indenture, note, bond, loan, understanding, undertaking, commitment or other arrangement or instrument, in each case that is legally binding.

“Credit Agreements” means the First Lien Credit Agreement and the Senior Note Purchase Agreement.

“Credit Documents” means the First Lien Credit Documents and the Senior Note Credit Documents.

“Credit Facilities” means (i) the revolving credit facility available to the Borrowers and their respective Subsidiaries under the First Lien Credit Agreement and (ii) the promissory notes issued and outstanding under the Senior Note Credit Documents, in each case immediately prior to the Effective Time.

“CW&T” has the meaning specified in Section 13.5.

“Damages” means all fines, losses, damages, liabilities, penalties, judgments settlements, assessments and other reasonable costs and expenses (including reasonable legal, attorneys’ and other experts’ fees).

“Data Breach” means any unauthorized access, use, disclosure, acquisition, or modification of Personal Information requiring notification to affected persons or regulators under applicable Laws.

“Debt Commitment Letter” has the meaning specified in Section 6.11(a).

“Debt Financing” means any debt financing incurred or intended to be incurred by Merger Sub 2 pursuant to the Debt Commitment Letter.

“Debt Financing Parties” means (a) the Debt Financing Sources and their respective Affiliates and (b) the former, current or future general or limited partners, shareholders, managers, members, directors, officers, employees, agents and representatives of the Persons identified in clause (a), in each case, in their respective capacities as such.

“Debt Financing Sources” means the Persons that are party to the Debt Commitment Letter (including any amendments thereto) that have committed to provide or arrange or otherwise entered into agreements in connection with all or any part of the Debt Financing or other financings in connection with the transactions contemplated hereby, including the parties to any joinder agreements, indentures or credit agreements entered pursuant thereto or relating thereto. For the avoidance of doubt, the term “Debt Financing Sources” excludes the agents and lenders under the Credit Facilities and the other parties to the Credit Documents, in each case in their capacity as such.

“DGCL” has the meaning specified in Section 2.1(b).

“Earnout Holders” has the meaning specified in Section 4.8(a).

“Earnout Per Fully-Diluted Common Share and SAR” has the meaning specified in Section 4.8(g).

“Earnout Period” has the meaning specified in Section 4.8(a).

“Earnout Shares” has the meaning specified in Section 4.8(a).

“EASA” has the meaning specified in Section 9.1.

“Effective Time” has the meaning specified in Section 3.3.

“Environmental Laws” means any and all applicable Laws relating to pollution or the protection of the environment, including those related to the use, generation, treatment, storage, handling, emission, transportation, disposal or Release of Hazardous Materials, each as in effect on and as interpreted as of the date of this Agreement.

“Equity Financing” has the meaning specified in Section 7.4(k).

“ERISA” has the meaning specified in Section 5.14(a).

“Exchange Act” has the meaning specified in Section 6.8(a).

“Exchange Agent” has the meaning specified in Section 2.7(a).

“FAA” has the meaning specified in Section 5.12(b).

“Filing Party” has the meaning specified in Section 9.2(a).

“Financial Statements” has the meaning specified in Section 5.7(a).

“Financing” means the Debt Financing, and if applicable, the Alternative Financing.

“Financing Agreements” has the meaning specified in Section 8.4(a).

“First Certificate of Merger” has the meaning specified in Section 2.1(a).

“First Lien Credit Agreement” means that certain Amended and Restated Credit Agreement, dated as of July 20, 2018, by and among the Borrowers, as borrowers, the Company, Wells Fargo Bank, N.A., as administrative agent, lead arranger and book runner, and the lenders and other persons from time to time party thereto, as amended, restated, amended and restated, supplemented or otherwise modified from time to time, including any such modifications after the date hereof in accordance with Article VII of this Agreement.

“First Lien Credit Documents” means the First Lien Credit Agreement and the Loan Documents (as defined in the First Lien Credit Agreement).

“First Merger” has the meaning specified in Section 2.1(a).

“First Merger Closing” has the meaning specified in Section 2.3.

“First Merger Constituent Corporations” the meaning specified in Section 2.1(a).

“First Merger Effective Time” has the meaning specified in Section 2.3.

“Founder Shares” means certain shares of Monocle Common Stock held by Monocle Partners, LLC and Cowen Investments II LLC, pursuant to those certain Founder Shares Subscription Agreements, dated September 26, 2018, and as further described in the Founder Shares Agreement.

“Founder Shares Agreement” has the meaning specified in the Recitals.

“Fraud” means actual common law fraud (as opposed to any fraud claim based on constructive knowledge, negligent or reckless misrepresentation or a similar theory) under Delaware law with respect to the representations and warranties expressly set forth in this Agreement or in the other agreements entered into in connection with the transactions contemplated by this Agreement.

“Funded Debt” means, as of any date and without duplication, (i) all indebtedness of the Company and its Subsidiaries, whether or not contingent, for borrowed money or indebtedness issued or incurred in substitution or exchange for indebtedness for borrowed money (including the aggregate principal amount thereof, the aggregate amount of accrued but unpaid interest thereon and any premiums, prepayment penalties or similar contractual charges thereon), including indebtedness for borrowed money under the First Lien Credit Documents, (ii) amounts owing as deferred purchase price of property or services with respect to which the Company or any of its Subsidiaries is liable (other than ordinary course trade payables), including all obligations of the Company or any of its Subsidiaries resulting from any earn-out related to or arising out of any prior acquisition, business combination or similar transaction, (iii) indebtedness of the Company or any of its Subsidiaries evidenced by any note (including notes issued under the Senior Note Credit Documents), bond, debenture, mortgage or other debt instrument or debt security or similar instrument (but excluding performance, surety, statutory, appeal, customs or similar bonds), (iv) obligations of the Company or any of its Subsidiaries under any performance or surety bond, letter of credit, banker’s acceptance or bank guarantees or similar facilities, but in each case only to the extent drawn or called (and not paid in full or otherwise discharged) prior to the Closing, (v) all capitalized lease obligations of the Company or any of its Subsidiaries as determined under GAAP, (vi) all obligations in respect of interest rate or currency obligation swaps, caps, floors, hedges or similar arrangements of the Company or any of its Subsidiaries, (vii) with respect to any indebtedness of a type described in clauses (i) through (vi) above of any Person other than the Company and its Subsidiaries, any such indebtedness that is guaranteed by the Company or any of its Subsidiaries or that is secured by a Lien on any asset or property of the Company or any of its Subsidiaries, and (viii) for clauses (ii) through (vii) above, all accrued and unpaid interest thereon, if any, expense reimbursements or other fees, costs, expenses or other payment obligations associated with any required repayment of such indebtedness on the Closing Date or that would otherwise be payable or owed after any such required repayment. For the avoidance of doubt, Funded Debt shall not include any intercompany indebtedness solely between or among the Company or any of its Subsidiaries or the Debt Financing and any other indebtedness incurred, issued or otherwise obtained by or on behalf of or otherwise at the direction of Monocle in connection herewith.

“Funding Amount” has the meaning specified in Section 4.3(a)(iii).

“GAAP” means United States generally accepted accounting principles as in effect (i) with respect to financial information for periods on or after the Closing Date, as of the date of this Agreement and (ii) with respect to financial information for periods before the Closing Date, as of such applicable time.

“Governmental Authority” means any supra-national, federal, regional, state, provincial, municipal, local or foreign government, governmental authority, regulatory or administrative agency, governmental commission, department, agency or instrumentality, court, arbitral body or tribunal.

“Governmental Order” means any order, judgment, injunction, decree, writ, stipulation, determination or award, in each case, entered by or with any Governmental Authority.

“Hazardous Material” means material, substance or waste that is listed, regulated, or otherwise defined as “hazardous,” “toxic,” or “radioactive,” (or words of similar intent or meaning) under applicable Environmental Law, including but not limited to petroleum, petroleum by-products, asbestos or asbestos-containing material, polychlorinated biphenyls, flammable or explosive substances, or pesticides.

“Holder Representative” has the meaning specified in Section 12.1.

“Holders” means all Persons who hold one or more, Preferred Shares, Common Shares or SARs immediately prior to the Effective Time.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Information or Document Request” means any request or demand for the production, delivery or disclosure of documents or other evidence, or any request or demand for the production of witnesses for interviews or depositions or other oral or written testimony, by any Regulatory Consent Authority relating to the transactions contemplated hereby or by any third party challenging the transactions contemplated hereby, including any so called “second request” for additional information or documentary material or any civil investigative demand made or issued by the Antitrust Division of the United States Department of Justice or the United States Federal Trade Commission or any subpoena, interrogatory or deposition.

“Information Security Program” has the meaning specified in Section 5.23(e).

“In-the-Money SAR” means a SAR having a Per-SAR Consideration Amount as of immediately prior to the Effective Time greater than $0.

“Intellectual Property” means all intellectual property rights in any jurisdiction throughout the world, whether registered or unregistered, including all: (i) patents and patent applications, (ii) trademarks, service marks, trade dress, trade names, corporate names and logos, (iii) copyrights, (iv) Internet domain names, (v) trade secrets; and (vi) all registrations of and applications (whether provisional, pending or final) to register the foregoing, and all common law rights thereto.

“Intended Tax Treatment” has the meaning specified in the Recitals.

“Interim Financial Statements” has the meaning specified in Section 5.7(a).

“Interim Period” has the meaning specified in Section 7.1.

“L&W” has the meaning specified in Section 13.5.

“Labor Contract” has the meaning specified in Section 5.13(a)(ii).

“Law” means each provision of any statute, civil, criminal or common law, ordinance, rule, regulation, legislation, ordinance, order, code, treaty, ruling, directive, determination or decision, in each case, of any Governmental Authority or Governmental Order.

“Leased Real Property” means all real property and interests in real property leased, subleased or otherwise occupied or used but not owned by the Company or any of its Subsidiaries.

“Letter of Transmittal” means the letter of transmittal in substantially the form attached hereto as Annex E.

“LGP” means Leonard Green & Partners, L.P., a Delaware limited partnership.

“Lien” means any mortgage, deed of trust, pledge, hypothecation, encumbrance, security interest, claim, restriction or other lien of any kind.

“LLC Act” means the Limited Liability Company Act of the State of Delaware.

“Liquidation Preference” means, with respect to each Preferred Share, as determined on the date of the Second Merger, the Senior Liquidation Preference (as such term is defined in the Certificate of Designation).

“Liquidity Event” has the meaning specified in Section 4.8(h).

“Liquidity Event Consideration” has the meaning specified in Section 4.8(i).

“Lock-Up Agreement” has the meaning specified in the Recitals.

“Majority Holders” has the meaning specified in Section 12.1.

“Management Services Agreement” means the Management Services Agreement, dated as of July 11, 2010, by and among the Company, AerSale, Inc., a Florida corporation and LGP.

“Material Adverse Effect” means any effect, development, event, occurrence, fact, condition, circumstance or change that has had, or would reasonably be expected to have, a material adverse effect, individually or in the aggregate, on the business, results of operations, financial condition, assets or liabilities of the Company and its Subsidiaries, taken as a whole; provided, however, that no effect, development, event, occurrence, fact, condition, circumstances or change, to the extent resulting from any of the following, shall be deemed to constitute, or be taken into account in determining whether a “Material Adverse Effect” has occurred or would reasonably be expected to occur in respect of the Company and its Subsidiaries: (a) any change in applicable Laws, GAAP or regulatory policies or interpretations thereof or in accounting or reporting standards or principles or interpretations thereof to the extent that such change does not have a materially disproportionate impact on the Company and its Subsidiaries, taken as a whole, as compared to other participants in the same industry; (b) any change in interest rates or economic, political, business, financial, commodity, currency or market conditions generally to the extent that such change does not have a materially disproportionate impact on the Company and its Subsidiaries, taken as a whole, as compared to other participants in the same industry; (c) the announcement or the execution of this Agreement, the identity of Monocle, the pendency or consummation of the Second Merger or the performance of this Agreement (or the obligations hereunder), including the impact thereof on relationships, contractual or otherwise, with customers, vendors, licensors, distributors, partners, providers and employees; (d) any change generally affecting any of the industries or markets in which the Company or any of its Subsidiaries operates, including changes in any markets that supply materials to the Company or in which customers of the Company operate, or the economy as a whole to the extent that such change does not have a materially disproportionate impact on the Company and its Subsidiaries, taken as a whole, as compared to other participants in the same industry; (e) the taking of any action required by this Agreement or with the prior written consent of Monocle (including any actions set forth on Schedule 7.1); (f) any earthquake, hurricane, tsunami, tornado, flood, mudslide, wild fire or other natural disaster or act of God, and other force majeure event to the extent that such event does not have a materially disproportionate impact on the Company and its Subsidiaries, taken as a whole, as compared to other participants in the same industry; (g) any national or international political or social conditions in countries in which, or in the proximate geographic region of which, the Company or any of its Subsidiaries operates, including the engagement by the United States in hostilities or the escalation thereof, whether or not pursuant to the declaration of a national emergency or war, or the occurrence or the escalation of any military or terrorist attack upon the United States, or any United States territories, possessions, or diplomatic or consular offices or upon any United States military installation, equipment or personnel to the extent that such condition does not have a materially disproportionate impact on the Company and its Subsidiaries, taken as a whole, as compared to other participants in the same industry; or (h) in and of itself, the failure of the Company and its Subsidiaries, taken as a whole, to meet any projections, forecasts or budgets or estimates of revenues, earnings or other financial metrics for any period; provided, that this clause (h) shall not prevent a determination that any change or effect underlying such failure to meet projections, forecasts or budgets has resulted in a Material Adverse Effect (to the extent such change or effect is not otherwise excluded from this definition of Material Adverse Effect); provided, however that if the effects, developments, events, occurrences, facts, conditions, circumstances or changes set forth in clauses (a), (b), (d), (f) and (g) have a materially disproportionate impact on the Company and its Subsidiaries, taken as a whole, relative to other participants in the same industry, the extent to which such effects, developments, events, occurrences, facts, conditions, circumstances or changes are disproportionate may be taken into account in determining whether a Material Adverse Effect has occurred.

“Material Permits” has the meaning specified in Section 5.24.

“Maximum Target” has the meaning specified in Section 4.8(a)(ii).

“Maximum Target Earnout Shares” has the meaning specified in Section 4.8(a)(ii).

“Mergers” has the meaning specified in Section 3.1(a).

“Merger Consideration” means (i) in the event that Available Cash equals or exceeds Necessary Cash, the Aggregate Cash Consideration together with the Aggregate Common Stock Consideration or (ii) in the event that Necessary Cash exceeds Available Cash and the Available Cash Shortfall Amount equals or is less than $50,000,000, (x) the Aggregate Cash Consideration minus the Available Cash Shortfall Amount, together with (y) the Aggregate Common Stock Consideration and (z) the Aggregate Preferred Consideration.

“Merger Proposals” has the meaning specified in Section 9.4(a).

“Merger Sub 1” has the meaning specified in the preamble hereto.

“Merger Sub 2” has the meaning specified in the preamble hereto.

“Minimum Target” has the meaning specified in Section 4.8(a)(i).

“Minimum Target Earnout Shares” has the meaning specified in Section 4.8(a)(i).

“Monocle” has the meaning specified in the preamble hereto.

“Monocle Certificate(s)” means certificates representing Monocle Common Stock or Monocle Warrants.

“Monocle Certificate of Incorporation” has the meaning specified in the Recitals.

“Monocle Common Stock” has the meaning specified in the Recitals.

“Monocle Cure Period” has the meaning specified in Section 11.1(c)(i).

“Monocle Governing Documents” has the meaning specified in the Recitals.

“Monocle Parties” has the meaning specified in the preamble hereto.

“Monocle Share Redemption” means the election of an eligible (as determined in accordance with the Monocle Governing Documents) Pre-Closing Monocle Holder to exercise its Monocle Stockholder Redemption Right.

“Monocle Stockholder Approval” means the approval of the Merger Proposals set forth in clauses (B), (C), (D) and (E) of the definition thereof, in each case, by the requisite vote of the holders of Monocle Common Stock at the Monocle Stockholders’ Meeting in accordance with the Proxy Statement, the DGCL and the Monocle Governing Documents.

“Monocle Stockholder Redemption Right” means the Redemption Rights, as such term is defined in Section 9.1 of the Monocle Certificate of Incorporation.

“Monocle Stockholders’ Meeting” has the meaning specified in Section 9.4(a).

“Monocle Unit” means the units issued at the time of Monocle’s initial public offering consisting of one (1) share of Monocle Common Stock and one (1) Monocle Warrant.

“Monocle Warrant” means a warrant that represents the right to acquire shares of Monocle Common Stock.

“Nasdaq” has the meaning specified in the definition of Approved Stock Exchange.

“Necessary Cash” means an amount of cash equal to (a) the Aggregate Cash Consideration plus (b) the Company Transaction Expenses plus (c) Outstanding Monocle Expenses plus (d) the Funded Debt under the First Lien Credit Documents.

“NewCo” has the meaning specified in the preamble hereto.

“NewCo Certificate of Designation” means the Certificate of Designation of Preferences, Rights and Limitations of NewCo Convertible Preferred Stock in the form attached hereto as Annex F.

“NewCo Common Stock” means shares of NewCo’s common stock, par value $0.0001 per share.

“NewCo Common Stock Price” means, on any date after the Closing, the closing sale price per share of NewCo Common Stock reported as of 4:00 p.m., New York, New York time on such date by Bloomberg, or if not available on Bloomberg, as reported by Morningstar.

“NewCo Convertible Preferred Stock” means the 5.00% convertible preferred stock of NewCo, par value $0.0001 per share and a Stated Value (as defined in the NewCo Certificate of Designation) of one hundred dollars ($100.00) per share.

“NewCo Exchange Shares” has the meaning specified in Section 2.6(b)(i).

“NewCo Exchange Warrants” has the meaning specified in Section 2.6(b)(ii).

“NewCo Governing Documents” has the meaning specified in Section 2.4(b).

“NewCo Warrant” means a warrant representing the right to acquire NewCo Common Stock, in the same form and on the same terms and conditions (including the same “Warrant Price” and number of shares of common stock subject to such warrant) as the applicable Monocle Warrant surrendered and exchanged for such warrant as a result of the First Merger pursuant to Section 2.6(b)(ii).

“Offer Documents” has the meaning specified in Section 9.3(b).

“Out-of-the-Money SAR” means a SAR having a Per-SAR Consideration Amount as of immediately prior to the Effective Time equal to, or less than, $0.

“Outstanding Monocle Expenses” means the following fees and expenses incurred by Monocle in connection with the preparation, negotiation and execution of this Agreement and the consummation of the transactions contemplated hereby: (i) the fees and disbursements of outside counsel to Monocle or any of its Affiliates, (ii) the fees and expenses of any other agents, advisors, consultants, experts and financial advisors employed by Monocle or any of its Affiliates and (iii) solely to the extent not already reflected in “Outstanding Monocle Expenses”, all outstanding deferred, unpaid or contingent underwriting, broker’s, finders’ or similar fees, commissions or expenses owed by Monocle or any of its Affiliates (to the extent Monocle or any of its Subsidiaries is responsible for or obligated to reimburse or repay any such amounts).

“Parachute Payment Waiver” has the meaning specified in Section 7.10.

“Parent” has the meaning specified in the Recitals.

“Party” or “Parties” have the meaning specified in the preamble hereto.

“Patriot Act” means the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, as amended, and the rules and regulations promulgated thereunder.

“PCAOB” means the U.S. Public Company Accounting Oversight Board.

“Per-SAR Consideration Amount” with respect to any SAR, (x) the SAR Fair Market Value of such SAR (as determined in accordance with the SAR Plan), minus (y) the SAR Grant Date Value of such SAR (as set forth in the applicable SAR Award Agreement).

“Permits” means all permits, licenses, certificates of authority, authorizations, approvals, registrations, clearances, orders, variances, exceptions or exemptions and other similar consents issued by or obtained from a Governmental Authority.

“Permitted Liens” means (i) statutory or common law mechanics, materialmen, warehousemen, landlords, carriers, repairmen and construction contractors and other similar Liens that arise in the ordinary course of business consistent with past practice, (ii) pledges or deposits incurred in the ordinary course of business consistent with past practice (A) in connection with workers’ compensation, unemployment insurance and other social security legislation or (B) securing liability for reimbursement or indemnification obligations of insurance carriers providing property, casualty, liability or other insurance to the Company and its Subsidiaries or under self-insurance arrangements, as well as Liens on insurance policies and the proceeds thereof securing the financing of insurance premiums with respect thereto, (iii) Liens for Taxes not yet due and payable or which are being contested in good faith through appropriate Actions and with respect to which adequate reserves have been made in accordance with GAAP, (iv) Liens securing rental payments under capital lease agreements and purchase money obligations, (v) Liens on real property (including easements, covenants, rights of way and similar restrictions of record) that do not materially interfere with the present uses of such real property, (vi) Liens arising out of any license, sublicense or cross license of Intellectual Property, (vii) the interest of any lessor, sublessor, lessee or sublessee under any lease or sublease agreement in the ordinary course of business consistent with past practice, (viii) Liens that are customary contractual rights of setoff relating to deposit accounts or relating to purchase orders and other agreements entered into with customers in the ordinary course of business consistent with past practice, (ix) Liens arising out of conditional sale, title retention, consignment or similar arrangements for the sale of goods or equipment in the ordinary course of business consistent with past practice, (x) Liens only with regards to the pre-Closing period arising under the First Lien Credit Documents which, assuming the Monocle Parties’ compliance with Section 4.4, shall be released at Closing and (xi) Liens described on Schedule 1.1.

“Person” means any individual, firm, corporation, partnership, limited liability company, incorporated or unincorporated association, joint venture, joint stock company, governmental agency or instrumentality or other entity of any kind.

“Personal Information” means information that personally identifies a natural person including first and last name, contact details such as address, email address, or telephone number, social security number or tax identification number, or credit card number, bank account information and other financial account information, or account access codes and passwords.

“PMA” has the meaning specified in Section 5.12(a).

“Pre-Closing Monocle Holders” means the stockholders of Monocle at any time prior to the First Merger Effective Time.

“Preferred Consideration Percentage” means, solely to the extent that there is an Available Cash Shortfall Amount and such Available Cash Shortfall Amount equals or is less than $50,000,000, a fraction (expressed as a percentage), (i) the numerator of which is the Available Cash Shortfall Amount and (ii) the denominator of which is 400,000,000. For the avoidance of doubt, the Preferred Consideration Percentage shall only be applicable to the extent that there is an Available Cash Shortfall Amount and such Available Cash Shortfall Amount equals or is less than $50,000,000.

“Preferred Share” has the meaning specified in Section 4.1(a)(i).

“Preferred Stock” means the 8.65% Senior Cumulative Preferred Stock of the Company, par value $0.01.

“Preferred Stock Per Fully-Diluted Common Share” has the meaning specified in Section 4.1(c)(iv).

“Prospectus” has the meaning specified in Section 7.9.

“Proxy Statement” has the meaning specified in Section 9.3(a).

“Registered Intellectual Property” has the meaning specified in Section 5.23(a).

“Registration Statement” means the Registration Statement on Form S-4, or other appropriate form determined by the Parties, including any pre-effective or post-effective amendments or supplements thereto, to be filed with the SEC by Monocle or NewCo under the Securities Act with respect to the NewCo Common Stock to be issued to the Company Stockholders and holders of Monocle Common Stock pursuant to this Agreement.

“Regulatory Consent Authorities” means the Antitrust Division of the United States Department of Justice or the United States Federal Trade Commission, as applicable.

“Release” means any release, spill, emission, leaking, pumping, pouring, injection, escaping, deposit, disposal, discharge, dispersal, dumping, leaching or migration of any Hazardous Material into or through the indoor or outdoor environment.

“Remaining Cash Consideration” has the meaning specified in Section 4.1(b)(v).

“Remaining Common Stock Consideration” has the meaning specified in Section 4.1(b)(vii).

“Remaining Preferred Stock Consideration” has the meaning specified in Section 4.1(c)(v).

“Sanctions and Trade Control Laws” means economic or financial sanctions, trade embargoes, export or import controls, or anti-boycott Laws imposed, administered or enforced from time to time by (i) the United States, including, without limitation, the Office of Foreign Assets Control of the U.S. Department of the Treasury, the U.S. Department of Commerce, the U.S. Department of State and any other agency of the U.S. government, (ii) the United Nations Security Council, (iii) the European Union, (iv) the United Kingdom or (v) any other jurisdiction applicable to the operations of the Company, including, without limitation, the International Emergency Economic Powers Act, the Trading with the Enemy Act, the Export Administration Regulations, the International Traffic in Arms Regulations, the Anti-Boycott Act of 2018 and the anti-boycott regulations administered by the U.S. Department of Commerce and the U.S. Department of the Treasury and Section 999 of the Internal Revenue Code, and all Laws and regulations administered by the Bureau of Customs and Border Protection in the U.S. Department of Homeland Security, each as may be amended or supplemented from time to time.

“SAR” means any Stock Appreciation Right, as such term is defined in the SAR Plan.

“SAR Award Agreement” means a written agreement setting forth the award of SARs as contemplated by the SAR Plan.

“SAR Plan” means the Amended and Restated AerSale Holdings, Inc. Stock Appreciation Rights Plan, dated October 18, 2019.

“SEC” means the U.S. Securities and Exchange Commission.

“SEC Documents” has the meaning specified in Section 6.8(a).

“Second Certificate of Merger” has the meaning specified in Section 3.1(a).

“Second Merger” has the meaning specified in Section 3.1(a).

“Second Merger Closing” has the meaning specified in Section 3.3.

“Second Merger Constituent Entities” has the meaning specified in Section 3.1(a).

“Securities Act” has the meaning specified in Section 6.17.

“Senior Note Credit Documents” means the Senior Note Purchase Agreement and the Note Purchase Operative Documents (as defined in the Senior Note Purchase Agreement).

“Senior Note Purchase Agreement” means that certain Note Purchase Agreement, dated as of September 20, 2012, by and among AerSale Aviation Limited, a private limited company incorporated under the laws of Ireland, Gables MSN 26343 Limited, a private limited company incorporated under the laws of Ireland, as issuer, and the purchasers and other persons from time to time party thereto, as amended, restated, amended and restated, supplemented or otherwise modified from time to time, including any such modifications after the date hereof in accordance with this Agreement.

“Sponsor Director” has the meaning specified in Section 8.3(a).

“STC” has the meaning specified in Section 5.12(d).

“Subsidiary” means, with respect to a specified Person, a corporation or other entity of which fifty percent (50%) or more of the voting power of the equity securities or equity interests is owned, directly or indirectly, by such specified Person.

“Support and Release Agreement” has the meaning specified in the Recitals.

“Surviving Corporation” has the meaning specified in Section 3.1(b).

“Surviving Provisions” has the meaning specified in Section 11.2.

“Target of Sanctions and Trade Control Laws” has the meaning specified in Section 5.27(a).

“Tax” means all federal, state, local, or foreign taxes imposed by a Governmental Authority (including income, profits, franchise, alternative minimum, gross receipts, sales, use, customs duties, value added, ad valorem, transfer, real property, personal property, stamp, capital stock, excise, premium, social security, payroll, occupation, employment, unemployment, severance, disability, registration, license, withholding and estimated tax), and any interest, penalty, or addition with respect thereto.

“Tax Return” means any return, report, statement, declaration, or document (including any refund claim, information statement, or amendment) with respect to Taxes and required to be filed with a Governmental Authority.

“Terminating Company Breach” has the meaning specified in Section 11.1(b)(i).

“Terminating Monocle Breach” has the meaning specified in Section 11.1(c)(i).

“Termination Date” has the meaning specified in Section 11.1(b)(ii).

“Transfer Tax” means any direct or indirect transfer (including real estate transfer), sales, use, stamp, documentary, registration, conveyance, recording, or other similar Taxes or governmental fees (and any interest, penalty, or addition with respect thereto) payable as a result of the consummation of the transactions contemplated hereby.

“Treasury Regulations” means the temporary and final regulations promulgated under the Code, as such regulations may be amended from time to time (including corresponding provisions of succeeding regulations).

“Trust Account” means the account established by Monocle for the benefit of its public stockholders pursuant to the Trust Agreement.

“Trust Agreement” means the Investment Management Trust Agreement, dated as of February 6, 2019, by and between Monocle and the Trustee.

“Trustee” means Continental Stock Transfer & Trust Company.

“Waived Payments” has the meaning specified in Section 7.10.

“WARN” has the meaning specified in Section 5.15(b).

1.2            Construction.

(a)           Unless the context of this Agreement otherwise requires, (i) words of any gender include each other gender and neuter form, (ii) words using the singular or plural number also include the plural or singular number, respectively, (iii) the terms “hereof,” “herein,” “hereby,” “hereto,” “herewith,” “hereunder” and derivative or similar words refer to this entire Agreement (including the Annexes, Exhibits hereto and Schedules delivered herewith) and not to any particular provision of this Agreement, (iv) the terms “Article,” “Section,” “Schedule,” “Exhibit” and “Annex” refer to the specified Article, Section, Schedule, Exhibit or Annex of or to this Agreement unless otherwise specified and references to “paragraphs” or “clauses” shall be to separate paragraphs or clauses of the section or subsection in which the reference occurs, (v) whenever any other word derived from a defined term shall be used in this Agreement, such derived word shall have the meaning correlative to such defined term (e.g., “controlled” or “controlling” shall have the meaning correlative to “control”), (vi) the words “include,” “includes” and “including” shall be deemed to be followed by the phrase “without limitation”, (vii) the word “or” shall be disjunctive but not exclusive and (viii) references to anything having been “provided”, “made available” or “delivered” (or any other similar references) to any of the Monocle Parties means the relevant item has been posted in the “data site” maintained by or on behalf of the Company in a location accessible to the Monocle Parties no later than 11:59 p.m. New York City time on the day immediately prior to the date hereof.

(b)           Unless the context of this Agreement otherwise requires, references to agreements and other documents shall be deemed to include all subsequent amendments and other modifications thereto.

(c)           Unless the context of this Agreement otherwise requires, references to any Law shall include all regulations and rules promulgated thereunder and references to any Law shall be construed as including all statutory and regulatory provisions consolidating, amending or replacing the statute or regulation.

(d)           References to any Person include references to such Person’s successors and assigns (provided, however, that nothing contained in this clause is intended to authorize any assignment or transfer not otherwise permitted by this Agreement), and in the case of any Governmental Authority, to any Person succeeding to its functions and capacities.

(e)           The language used in this Agreement shall be deemed to be the language chosen by the parties to express their mutual intent. The Parties acknowledge that each Party and its attorney has reviewed and participated in the drafting of this Agreement and that no rule of strict construction shall be applied against any Party.

(f)            Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified. If any action is to be taken or given on or by a particular calendar day, and such calendar day is not a Business Day, then such action may be deferred until the next Business Day. Except as otherwise expressly provided herein, any reference in this Agreement to a date or time shall be deemed to be such date or time in New York, New York.

(g)          The phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if.”

(h)           The term “writing,” “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in visible form.

(i)            All accounting terms used herein and not expressly defined herein shall have the meanings given to them under GAAP.

(j)            All monetary figures used herein shall be in United States dollars unless otherwise specified.

(k)           The parties hereto acknowledge that certain Persons are holders of both Common Stock and Preferred Stock and, notwithstanding anything to the contrary contained herein, any provisions applicable to holders of Preferred Stock will be applicable to such Persons in their capacity as holders of Preferred Stock and only with respect to their shares of Preferred Stock, and any provisions of this Agreement applicable to holders of Common Stock will be applicable to such Persons in their capacity as holders of Common Stock and only with respect to their shares of Common Stock.

(l)             All references to the consent or approval of any Monocle Party shall mean the written consent or approval (email being sufficient) of any of Sai Devabhaktuni, Eric Zahler and Richard Townsend.

1.3            Knowledge. As used herein, the phrase “to the knowledge” of any Person shall mean the actual knowledge, after reasonable inquiry, of (a) in the case of the Company, Nicolas Finazzo, Robert Nichols, Basil Barimo, Martin Garmendia, Craig Wright, Robyn Mandel, Vanessa Machado, Enrique Pizzi, Iso Nezaj and Ron Wolf, (b) in the case of Monocle, Sai Devabhaktuni, Eric Zahler and Richard Townsend, and (c) in the case of all other Persons, such Person’s executive officers.

Article II.
FIRST MERGER

2.1            First Merger.

(a)           Upon the terms and subject to the conditions set forth in this Agreement, Monocle, NewCo and Merger Sub 1 (Merger Sub 1 and Monocle sometimes being referred to herein as the “First Merger Constituent Corporations”) shall cause Merger Sub 1 to be merged with and into Monocle, with Monocle being the surviving corporation (the “First Merger”). The First Merger shall be consummated in accordance with this Agreement and evidenced by a Certificate of Merger between Merger Sub 1 and Monocle in substantially the form of Annex G hereto (the “First Certificate of Merger”), the First Merger to be consummated as of the First Merger Effective Time.

(b)           Upon consummation of the First Merger at the First Merger Effective Time, the separate corporate existence of Merger Sub 1 shall cease and Monocle, as the surviving corporation of the First Merger, shall continue its corporate existence under the Delaware General Corporation Law (the “DGCL”) as a wholly-owned Subsidiary of NewCo.

2.2            Effects of the First Merger. All rights, privileges, powers, franchises and restrictions of Monocle shall continue unaffected by the First Merger, and all property, real, personal and mixed, and all debts due to each such First Merger Constituent Corporation, on whatever account, and all choses in action belonging to each such corporation, shall become vested in Monocle and shall thereafter be the property of Monocle as they are of the First Merger Constituent Corporations, and the title to any real property vested by deed or otherwise or any other interest in real estate vested by any instrument or otherwise in either of such First Merger Constituent Corporations shall not revert or become in any way impaired by reason of the First Merger; provided, that all Liens upon any property of either First Merger Constituent Corporation shall thereafter attach to Monocle and shall be enforceable against it to the same extent as if said Liens had been incurred or contracted by it. All of the foregoing shall be in accordance with the applicable provisions of the DGCL.

2.3           First Merger Closing; First Merger Effective Time. Subject to the terms and conditions of this Agreement, the closing of the First Merger (the “First Merger Closing”) shall take place at the offices of Latham & Watkins LLP, 885 Third Avenue, New York, NY 10022, commencing at 10:00 a.m. (New York time) on the date which is three (3) Business Days after the date on which all conditions set forth in Article X shall have been satisfied or waived (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions) or such other time and place as Monocle and the Company may mutually agree; provided that the First Merger Closing shall in no event occur earlier than (x) the date that is thirty (30) calendar days after the date hereof or (y) such earlier date as may be specified by Monocle to the Company upon not less than two (2) Business Days’ prior written notice. Subject to the satisfaction or waiver of all of the conditions set forth in Article X of this Agreement, and provided this Agreement has not theretofore been terminated pursuant to its terms, Monocle, NewCo and Merger Sub 1 shall cause the First Certificate of Merger to be executed, acknowledged and filed with the Secretary of State of the State of Delaware as provided in Section 251 of the DGCL on the Closing Date. The First Merger shall become effective at the time when the First Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware or at such later time as may be agreed by Monocle and the Company in writing and specified in the First Certificate of Merger (the “First Merger Effective Time”).

2.4           Certificate of Incorporation and Bylaws of Monocle and NewCo.

(a)           At the First Merger Effective Time, by virtue of the First Merger and without any action on the part of Merger Sub 1 or Monocle, the certificate of incorporation of Monocle shall be amended and restated in its entirety to be in a customary form to be mutually agreed upon by the Parties, and as amended shall be the certificate of incorporation of Monocle immediately following the First Merger Effective Time until thereafter amended as provided therein and under the DGCL. Monocle, NewCo and Merger Sub 1 shall take all actions necessary so that the bylaws of Monocle shall be amended and restated in a customary form to be mutually agreed upon by the Parties, and as amended shall be the bylaws of Monocle from and after the First Merger Effective Time, until thereafter amended as provided therein and under the DGCL.

(b)           At the First Merger Effective Time, NewCo shall take all action necessary to amend and restate (i) the certificate of incorporation of NewCo in its entirety in the form of the Monocle Certificate of Incorporation as in effect immediately prior to the First Merger Effective Time (except (A) that the name “AerSale Corporation” shall be substituted for the name “Monocle Acquisition Corporation” and (B) for such other amendments as may be approved by the stockholders of Monocle pursuant to the Proxy Statement), and as amended shall be the certificate of incorporation of NewCo immediately following the First Merger Effective Time and (ii) the bylaws of NewCo in their entirety in the form of the bylaws of Monocle as in effect immediately prior to the First Merger Effective Time (except that the name “AerSale Corporation” shall be substituted for the name “Monocle Acquisition Corporation”), and as amended shall be the bylaws of NewCo, in each case, until thereafter amended as provided therein and under the DGCL (such amended and restated certificate of incorporation and bylaws collectively, the “NewCo Governing Documents”).

2.5            Directors and Officers of the Surviving Corporation.

(a)           The directors and officers of Monocle immediately prior to the First Merger Effective Time shall be the directors and officers of Monocle immediately following the First Merger Effective Time, each to hold office in accordance with the certificate of incorporation and bylaws of Monocle until the earlier of their resignation or removal or they otherwise cease to be a director or officer or until their respective successors are duly elected and qualified, as the case may be.

(b)           At the First Merger Effective Time, NewCo shall take all action necessary to cause the directors and officers of Monocle immediately prior to the First Merger Effective Time to become the directors and officers of NewCo, each to hold office in accordance with the certificate of incorporation and bylaws of NewCo until the earlier of their resignation or removal or they otherwise cease to be a director or officer or until their respective successors are duly elected and qualified as the case may be.

2.6            Effects of the First Merger on the Capital Stock of Monocle.

(a)           Immediately prior to the First Merger Effective Time, by virtue of the First Merger and without any action on the part of Monocle, NewCo, Merger Sub 1 or any holder of Monocle Units, each issued and outstanding Monocle Unit shall be automatically detached and the holder thereof shall be deemed to hold one (1) share of Monocle Common Stock and one (1) Monocle Warrant, which such securities shall be converted in accordance with the applicable terms of Section 2.6(b).

(b)           At the First Merger Effective Time, by virtue of the First Merger and without any action on the part of Monocle, NewCo, Merger Sub 1 or any holder of Monocle Common Stock or Monocle Warrants:

(i)          each share of Monocle Common Stock that is issued and outstanding immediately prior to the First Merger Effective Time, shall thereupon be converted into and become the right to receive one (1) share of NewCo Common Stock (the aggregate number of shares of NewCo Common Stock issued to all holders of Monocle Common Stock in connection with the First Merger is referred to herein as the “NewCo Exchange Shares”). As of the First Merger Effective Time, all Monocle Common Stock shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each holder of Monocle Common Stock, shall thereafter cease to have any rights with respect thereto, except the right to receive the consideration set forth in this Section 2.6(b)(i); and

(ii)         each Monocle Warrant that is outstanding and unexercised immediately prior to the First Merger Effective Time, shall thereupon be converted into and become the right to receive a NewCo Warrant (all NewCo Warrants issued to all holders of Monocle Warrants in connection with the First Merger is referred to herein as the “NewCo Exchange Warrants”). At or prior to the Effective Time, NewCo shall take all corporate actions necessary to reserve for future issuance, and shall maintain such reservations for so long as any of the NewCo Exchange Warrants remain outstanding, a sufficient number of shares of NewCo Common Stock for delivery upon the exercise of such NewCo Exchange Warrants. As of the First Merger Effective Time, all Monocle Warrants shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each holder of Monocle Warrants, shall thereafter cease to have any rights with respect thereto, except the right to receive the consideration set forth in this Section 2.6(b)(ii).

(c)           At the First Merger Effective Time, by virtue of the First Merger and without any action on the part of Monocle or Merger Sub 1, each share of common stock, par value $0.01 per share, of Merger Sub 1 shall be converted into one share of common stock, par value $0.01 per share, of Monocle.

2.7            Exchange of Certificates.

(a)           Immediately prior to the First Merger Effective Time, NewCo shall deposit, or cause to be deposited, with an exchange agent (the “Exchange Agent”) selected by Monocle at least ten (10) Business Days prior to the Closing and reasonably acceptable to the Company:

(i)          evidence of NewCo Common Stock in book-entry form (and/or certificates representing such NewCo Common Stock, at NewCo’s election) representing the number of shares of NewCo Common Stock sufficient to deliver the NewCo Exchange Shares; and

(ii)         the NewCo Exchange Warrants.

(b)           With respect to any holder of Monocle Common Stock or Monocle Warrants, Monocle and NewCo shall instruct the Exchange Agent to deliver to such holder the amount of NewCo Exchange Shares or the NewCo Exchange Warrants, as applicable, to which such holder is entitled pursuant to Section 2.6(a), at the First Merger Closing, and in exchange any Monocle Certificates representing outstanding Monocle Common Stock or Monocle Warrants shall be cancelled as a result of the First Merger, without any further action by any party. From and after the First Merger Effective Time, any Monocle Certificate(s) representing Monocle Common Stock or Monocle Warrants shall be deemed to evidence such holder’s right to receive its respective portion of the NewCo Exchange Shares or NewCo Exchange Warrants, as applicable, into which such Monocle Common Stock or Monocle Warrants shall have been converted by the First Merger. From and after the First Merger Effective Time, all previous holders of Monocle Common Stock or Monocle Warrants shall cease to have any rights as stockholders or equityholders of Monocle other than the right to receive such holder’s respective portion of the NewCo Exchange Shares or the NewCo Exchange Warrants, as applicable, into which such Monocle Common Stock and Monocle Warrants have been converted pursuant to this Agreement, without interest. From and after the First Merger Effective Time, there shall be no further registration of transfers of Monocle Common Stock or Monocle Warrants on the stock transfer books of Monocle.

Article III.
SECOND MERGER; CLOSING

3.1           Second Merger.

(a)           Upon the terms and subject to the conditions set forth in this Agreement, Monocle, NewCo, Merger Sub 2 and the Company (Merger Sub 2 and the Company sometimes being referred to herein as the “Second Merger Constituent Entities”) shall cause Merger Sub 2 to be merged with and into the Company, with the Company being the surviving corporation (the “Second Merger” and together with the First Merger, the “Mergers”). The Second Merger shall be consummated as of the Effective Time in accordance with this Agreement and evidenced by a Certificate of Merger between Merger Sub 2 and the Company in substantially the form of Annex H hereto (the “Second Certificate of Merger”).

(b)           Upon consummation of the Second Merger at the Effective Time, the separate limited liability company existence of Merger Sub 2 shall cease and the Company, as the surviving corporation of the Second Merger (hereinafter referred to for the periods at and after the Effective Time as the “Surviving Corporation”), shall continue its corporate existence under the DGCL as a wholly-owned Subsidiary of Parent.

3.2           Effects of the Second Merger. All rights, privileges, powers, franchises and restrictions of the Surviving Corporation shall continue unaffected by the Second Merger, and all property, real, personal and mixed, and all debts due to each such Second Merger Constituent Entities, on whatever account, and all choses in action belonging to each such Second Merger Constituent Entity, shall become vested in the Surviving Corporation and shall thereafter be the property of the Surviving Corporation as they are of the Second Merger Constituent Entities, and the title to any real property vested by deed or otherwise or any other interest in real estate vested by any instrument or otherwise in either of such Second Merger Constituent Entities shall not revert or become in any way impaired by reason of the Second Merger; provided, that all Liens upon any property of either Second Merger Constituent Entity shall thereafter attach to the Surviving Corporation and shall be enforceable against it to the same extent as if said Liens had been incurred or contracted by it. All of the foregoing shall be in accordance with the applicable provisions of the DGCL and the LLC Act.

3.3           Closing; Effective Time. Subject to the terms and conditions of this Agreement, the closing of the Second Merger (the “Second Merger Closing” and together with the First Merger Closing, the “Closing”) shall take place immediately following the First Merger Closing. The date on which the Closing actually occurs is referred to in this Agreement as the “Closing Date.” Subject to the satisfaction or waiver of all of the conditions set forth in Article X of this Agreement, and provided this Agreement has not theretofore been terminated pursuant to its terms, immediately following the First Merger Effective Time, Monocle, NewCo, Merger Sub 2 and the Company shall cause the Second Certificate of Merger to be executed, acknowledged and filed with the Secretary of State of the State of Delaware as provided in Section 251 of the DGCL and Section 18-209 of the LLC Act on the Closing Date. The Second Merger shall become effective at the time when the Second Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware or at such later time as may be agreed by Monocle and the Company in writing and specified in the Second Certificate of Merger, but in any event immediately following the First Merger Effective Time (the “Effective Time”).

3.4           Certificate of Incorporation and Bylaws of the Surviving Corporation. At the Effective Time, by virtue of the Second Merger and without any action on the part of Merger Sub 2 or the Company, the certificate of incorporation of the Surviving Corporation shall be amended and restated in its entirety to be in a customary form to be mutually agreed upon by the Parties, and as amended shall be the certificate of incorporation of the Surviving Corporation until thereafter amended as provided therein and under the DGCL. The Parties shall take all actions necessary so that the bylaws of the Surviving Corporation shall be amended and restated in a customary form to be mutually agreed upon by the Parties, and as amended shall be the bylaws of the Surviving Corporation until thereafter amended as provided therein and under the DGCL.

3.5           Directors and Officers of the Surviving Corporation. At the Effective Time, NewCo and the Holder Representative shall take all actions necessary to cause the initial directors of the Surviving Corporation to be Eric Zahler, Sai Devabhaktuni and Richard Townsend and the officers of the Company immediately prior to the Effective Time shall be the officers of the Surviving Corporation, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation until the earlier of their resignation or removal or they otherwise cease to be a director or officer or until their respective successors are duly elected and qualified, as the case may be.

Article IV.
EFFECTS OF THE SECOND MERGER ON THE CAPITAL STOCK

4.1           Conversion of Shares of Preferred Stock, Shares of Common Stock and SARs.

(a)           At the Effective Time, by virtue of the Second Merger and without any action on the part of the Company, Monocle, NewCo, Merger Sub 2 or any Holder of Preferred Stock, any Holder of Common Stock or any Holder of SARs:

(i)          each share of Preferred Stock (a “Preferred Share”) that is issued and outstanding immediately prior to the Effective Time (other than shares of Preferred Stock, if any, held in treasury with the Company, which treasury shares will be cancelled as part of the Second Merger and shall not constitute “Preferred Shares” hereunder), shall thereupon be converted into the right to receive the applicable portion of the applicable Merger Consideration, as determined pursuant to Section 4.1(b)(i) or Section 4.1(c)(i), as applicable. As of the Effective Time, all such Preferred Shares shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of Preferred Shares, shall thereafter cease to have any rights with respect thereto, except the right to receive the consideration set forth in Section 4.1(b)(i) or Section 4.1(c)(i), as applicable, upon surrender of the Certificates evidencing ownership of such Preferred Shares in accordance with Section 4.3(b);

(ii)              each share of Common Stock (a “Common Share”) that is issued and outstanding immediately prior to the Effective Time (other than shares of Common Stock, if any, held in the treasury of the Company (“Cancelled Common Shares”), which treasury shares shall be cancelled as part of the Second Merger and shall not constitute “Common Shares” hereunder), shall thereupon be converted into and become the right to receive the applicable portion of the applicable Merger Consideration and a contingent right to receive a portion of the Earnout Shares, each as determined pursuant to Section 4.1(b)(ii) or Section 4.1(c)(ii), as applicable. As of the Effective Time, all such Common Shares shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each holder of Common Shares, shall thereafter cease to have any rights with respect thereto, except the right to receive the consideration set forth in Section 4.1(b)(ii) or Section 4.1(c)(ii), as applicable, upon surrender of the Certificates evidencing ownership of such Common Shares in accordance with Section 4.3(b);

(iii)             each In-the-Money SAR shall thereupon be canceled and in exchange for, and in full settlement thereof, each former holder of any such cancelled SAR shall be entitled to receive a portion of the applicable Merger Consideration equal to the Per-SAR Consideration Amount and a contingent right to receive a portion of the Earnout Shares, each as determined pursuant to Section 4.1(b)(iii) or Section 4.1(c)(iii), as applicable; and

(iv)             Each Out-of-the-Money SAR shall, in each case, immediately prior to the Effective Time terminate and be forfeited for no consideration.

(b)          If, as of immediately prior to the Closing, Available Cash equals or exceeds the Necessary Cash, the applicable Merger Consideration shall be allocated among the Holders as follows:

(i)               Each Holder of Preferred Shares shall be entitled to receive in respect of each Preferred Share held by such Holder immediately prior to the Effective Time (A) an amount in cash equal to (x) the Liquidation Preference, multiplied by (y) the applicable Cash Consideration Percentage plus (B) a number of shares of NewCo Common Stock with a value (with each share of NewCo Common Stock valued at ten dollars ($10) per share) equal to (x) the Liquidation Preference, multiplied by (y) the Common Stock Consideration Percentage.

(ii)              Each Holder of Common Shares shall be entitled to receive in respect of each Common Share held by such Holder immediately prior to the Effective Time (A) (x) the Cash Per Fully-Diluted Common Share plus (y) the Common Stock Per Fully-Diluted Common Share and (B) a contingent right, without interest, to receive a portion of the Earnout Shares as set forth in Section 4.8.

(iii)             Each Holder of In-the-Money SARs shall be entitled to receive in respect of each such SAR held by such Holder immediately prior to the Effective Time (A) (x) an amount in cash equal to (1) the Per-SAR Consideration Amount applicable to such SAR, multiplied by (2) the applicable Cash Consideration Percentage and (y) a number of shares of NewCo Common Stock with a value (with each share of NewCo Common Stock valued at ten dollars ($10) per share) equal to (1) the Per-SAR Consideration Amount applicable to such SAR, multiplied by (2) the Common Stock Consideration Percentage and (B) a contingent right, without interest, to receive a portion of the Earnout Shares as set forth in Section 4.8.

(iv)             The “Cash Per Fully-Diluted Common Share” shall mean an amount in cash equal to (A) the applicable Remaining Cash Consideration divided by (B) the Aggregate Fully-Diluted Common Shares.

(v)              The “Remaining Cash Consideration” shall mean (A) for purposes of Section 4.1(b), (1) the Aggregate Cash Consideration, minus (2) the amount paid pursuant to Section 4.1(b)(i), minus (3) the amount paid pursuant to Section 4.1(b)(iii) or (B) for purposes of Section 4.1(c), (1) the Aggregate Cash Consideration, minus (2) the Available Cash Shortfall Amount, minus (3) the amount paid pursuant to Section 4.1(c)(i), minus (4) the amount paid pursuant to Section 4.1(c)(iii).

(vi)             The “Common Stock Per Fully-Diluted Common Share” shall mean a number of shares of NewCo Common Stock equal to (A) the Remaining Common Stock Consideration divided by (B) the Aggregate Fully-Diluted Common Shares.

(vii)            The “Remaining Common Stock Consideration” shall mean (A) for purposes of Section 4.1(b), (1) the Aggregate Common Stock Consideration, minus (2) the number of shares of Aggregate Common Stock Consideration issued pursuant to Section 4.1(b)(i), minus (3) the number of shares of Aggregate Common Stock Consideration issued pursuant to Section 4.1(b)(iii) and (B) for purposes of Section 4.1(c), (1) the Aggregate Common Stock Consideration, minus (2) the number of shares of Aggregate Common Stock Consideration issued pursuant to Section 4.1(c)(i), minus (3) the number of shares of Aggregate Common Stock Consideration issued pursuant to Section 4.1(c)(iii).

(c)          If, as of immediately prior to the Closing, Necessary Cash exceeds Available Cash and the Available Cash Shortfall Amount equals or is less than $50,000,000, the Merger Consideration shall be allocated among the Holders as follows:

(i)               Each Holder of Preferred Shares shall be entitled to receive in respect of each Preferred Share held by such Holder immediately prior to the Effective Time (A) an amount in cash equal to (x) the Liquidation Preference, multiplied by (y) the applicable Cash Consideration Percentage plus (B) a number of shares of NewCo Common Stock with a value (with each share of NewCo Common Stock valued at ten dollars ($10) per share) equal to (x) the Liquidation Preference, multiplied by (y) the Common Stock Consideration Percentage, plus (C) a number of shares of NewCo Convertible Preferred Stock with a value equal to (x) the Liquidation Preference, multiplied by (y) the Preferred Consideration Percentage.

(ii)              Each Holder of Common Shares shall be entitled to receive in respect of each Common Share held by such Holder immediately prior to the Effective Time (A) (x) the Cash Per Fully-Diluted Common Share plus (y) the Common Stock Per Fully-Diluted Common Share, plus (z) the Preferred Stock Per Fully-Diluted Common Share and (B) a contingent right, without interest, to receive a portion of the Earnout Shares as set forth in Section 4.8.

(iii)             Each Holder of In-the-Money SARs shall be entitled to receive in respect of each such SAR held by such Holder immediately prior to the Effective Time (A) (x) an amount in cash equal to (1) the Per-SAR Consideration Amount applicable to such SAR, multiplied by (2) the applicable Cash Consideration Percentage, (y) a number of shares of NewCo Common Stock with a value (with each share of NewCo Common Stock valued at ten dollars ($10) per share) equal to (1) the Per-SAR Consideration Amount applicable to such SAR, multiplied by (2) the Common Stock Consideration Percentage and (z) a number of shares of NewCo Convertible Preferred Stock with a value equal to (1) the Per-SAR Consideration Amount applicable to such SAR, multiplied by (2) the Preferred Consideration Percentage and (B) a contingent right, without interest, to receive a portion of the Earnout Shares as set forth in Section 4.8.

(iv)             The “Preferred Stock Per Fully-Diluted Common Share” shall mean a number of shares of NewCo Convertible Preferred Stock equal to (A) the Remaining Preferred Stock Consideration divided by (B) the Aggregate Fully-Diluted Common Shares.

(v)              The “Remaining Preferred Stock Consideration” shall mean the (A) the Aggregate Preferred Consideration, minus (B) the number of shares of Aggregate Preferred Consideration issued pursuant to Section 4.1(c)(i), minus (C) the number of shares of Aggregate Preferred Consideration issued pursuant to Section 4.1(c)(iii).

4.2          Merger Sub 2 Interests. At the Effective Time, by virtue of the Merger and without any action on the part of NewCo or Merger Sub 2, each limited liability company interest of Merger Sub 2 shall be converted into one share of common stock, par value $0.01 per share, of the Surviving Corporation.

4.3          Payment; Exchange of Certificates; Letter of Transmittal.

(a)          Immediately prior to the Effective Time, NewCo or Merger Sub 2 shall deposit, or cause to be deposited, with the Exchange Agent:

(i)               evidence of NewCo Common Stock in book-entry form (and/or certificates representing such NewCo Common Stock, at NewCo’s election) representing the number of shares of NewCo Common Stock sufficient to deliver the Aggregate Common Stock Consideration; plus

(ii)              cash in an amount sufficient to pay the Aggregate Cash Consideration minus the Available Cash Shortfall Amount, if any; plus

(iii)             solely to the extent that, as of immediately prior to the Closing, Necessary Cash exceeds Available Cash and the Available Cash Shortfall Amount equals or is less than $50,000,000, evidence of NewCo Convertible Preferred Stock in book-entry form (and/or certificates representing such NewCo Convertible Preferred Stock, at NewCo’s election) representing the number of shares of NewCo Convertible Preferred Stock sufficient to deliver the Aggregate Preferred Consideration ((i), (ii) and (iii), collectively, the “Funding Amount”).

(b)         Within ten (10) Business Days following the date hereof, the Company or the Exchange Agent shall mail or otherwise deliver to each Holder a Letter of Transmittal, which shall specify, among other things, that delivery shall be effected, and risk of loss and title to the certificates representing the Preferred Shares or Common Shares (the “Certificates”) shall pass, only upon delivery of the Certificates to the Exchange Agent. Each holder of any outstanding Certificates that has not delivered a Letter of Transmittal accompanied by any outstanding Certificates (or effective affidavits of loss accompanied by any indemnity agreement required by Section 4.6 in lieu thereof, if applicable) to Monocle at or prior to the Effective Time, upon delivery of a Letter of Transmittal accompanied by any outstanding Certificates (or effective affidavits of loss accompanied by any indemnity required by Section 4.6 in lieu thereof, if applicable) to the Exchange Agent after the Effective Time, shall be entitled to receive from the Exchange Agent such portion of the applicable Merger Consideration to which such Holder is entitled pursuant to Section 4.1(b) or Section 4.1(c), as applicable, and such contingent portion of the Earnout Shares (as applicable). With respect to any Holder of Preferred Shares or Common Shares, in each case, that delivers a Letter of Transmittal accompanied by any outstanding Certificates (or effective affidavits of loss accompanied by any indemnity agreement required by Section 4.6 in lieu thereof, if applicable) to Monocle at or prior to the Effective Time, Monocle shall instruct the Exchange Agent to pay such Holder the amount to which such Holder is entitled pursuant to Section 4.1(b) or Section 4.1(c), as applicable, at the Closing. Pending such surrender and exchange of a Holder’s Certificate(s) and subject to this Article IV, a Holder’s valid Certificate(s) shall be deemed to evidence such Holder’s right to receive the portion of the applicable Merger Consideration and the contingent portion of the Earnout Shares (as applicable) into which such Preferred Shares or Common Shares shall have been converted by the Second Merger. From and after the Effective Time, all previous Holders of Preferred Shares or Common Shares shall cease to have any rights as stockholders of the Company other than the right to receive the applicable Merger Consideration and the contingent right to receive Earnout Shares (as applicable) into which the shares have been converted pursuant to this Agreement upon the surrender of the Certificates, without interest. If, after the Effective Time, any Certificates formerly representing shares of Preferred Stock or Common Stock are presented to the Surviving Corporation, Monocle or the Exchange Agent for any reason, such Certificates shall be cancelled and exchanged as provided in this Article IV. From and after the Effective Time, there shall be no further registration of transfers of Preferred Shares or Common Shares on the stock transfer books of the Surviving Corporation.

(c)         Each Holder of In-the-Money SARs shall be entitled to receive from the Exchange Agent or the Surviving Corporation through the Surviving Corporation’s (or its Affiliate’s) payroll system, subject to withholding for Taxes, which amounts shall be paid by the Surviving Corporation to the applicable Governmental Authority, such portion of the applicable Merger Consideration to which such Holder is entitled pursuant to Section 4.1(b) with respect to all In-the-Money SARs held by such Holder.

(d)          Notwithstanding anything to the contrary contained herein, no fraction of a share of NewCo Common Stock or NewCo Convertible Preferred Stock will be issued by virtue of this Agreement or the transactions contemplated hereby, and each Person who would otherwise be entitled to a fraction of a share of NewCo Common Stock or NewCo Convertible Preferred Stock (in each case after aggregating all fractional shares of NewCo Common Stock or NewCo Convertible Preferred Stock, as applicable, that otherwise would be received by such holder) shall instead have the number of shares of NewCo Common Stock or NewCo Convertible Preferred Stock, as applicable, issued to such Person rounded up or down to the nearest whole share of NewCo Common Stock or NewCo Convertible Preferred Stock, as applicable (with 0.5 of a share or greater rounded up).

4.4         Repayment of Funded Debt. Subject to the other terms and conditions set forth in this Agreement, (a) immediately prior to the Closing, (i) NewCo or Merger Sub 2 shall make available to the Borrowers, or pay directly, an amount sufficient to pay the Funded Debt under the Credit Documents and (ii) the Borrowers, if such amount is not paid directly by NewCo or Merger Sub 2, shall apply such cash to pay the Funded Debt under the Credit Documents and (b) at least two (2) Business Days prior to the Closing Date, the Borrowers shall procure from the applicable lenders or investors of the Funded Debt under the Credit Documents and deliver to Monocle payoff letters (or other customary evidence) with respect to all Funded Debt under the Credit Documents on the Closing Date (but immediately prior to the Closing) evidencing (i) the satisfaction of all liabilities under the applicable Credit Documents (other than those liabilities that expressly survive the termination thereof) upon receipt of the amounts set forth therein and (ii) in the case of the First Lien Credit Documents, releases in customary forms concurrently with the repayment of such obligations under the First Lien Credit Documents of all Liens with respect to the capital stock, property and assets of the Company and its Subsidiaries relating to such Funded Debt.

4.5         Exchange Agent. The Exchange Agent shall invest any cash included in the Funding Amount as directed by Monocle; provided, however, that no such investment or loss thereon shall affect the amounts payable to the Holders pursuant to this Article IV. Any interest or other income resulting from such investments shall be paid to Monocle, upon demand. Promptly following the date which is twelve (12) months after the Effective Time, Monocle shall instruct the Exchange Agent to deliver to Monocle any remaining portion of the Funding Amount, Letters of Transmittal, Certificates and other documents in its possession relating to the transactions contemplated hereby, and the Exchange Agent’s duties shall terminate. Thereafter, each Holder of a Certificate may look only to Monocle or the Surviving Corporation (subject to applicable abandoned property, escheat or other similar Laws), as general creditors thereof, for satisfaction of its claim for Merger Consideration that such Holder may have the right to receive pursuant to this Article IV without any interest thereon.

4.6          Lost Certificate. In the event any Certificate has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed, the delivery of the Letter of Transmittal, and, if required by the Exchange Agent, the posting by such Person of a bond in such amount as the Exchange Agent may determine is reasonably necessary as indemnity against any claim that may be made against it or the Surviving Corporation with respect to such Certificate, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration deliverable in respect thereof as determined in accordance with this Article IV.

4.7          No Liability; Withholding.

(a)          None of Monocle, NewCo, the Surviving Corporation or the Exchange Agent shall be liable to any Person for any portion of the Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. Notwithstanding any other provision of this Agreement, any portion of the Merger Consideration that remains undistributed to the Holders as of immediately prior to the date on which the Merger Consideration would otherwise escheat to or become the property of any Governmental Authority shall, to the extent permitted by applicable Law, become the property of the Surviving Corporation, free and clear of all claims or interest of any Person previously entitled thereto.

(b)         Each of Monocle, NewCo, the Surviving Corporation and the Exchange Agent (without duplication) shall be entitled to deduct and withhold from the consideration otherwise payable to any Holder pursuant to this Agreement such amounts as may be required to be deducted and withheld with respect to the making of such payment under any applicable Law. Any amounts so deducted and withheld shall be paid over to the appropriate Governmental Authority and shall be treated for all purposes of this Agreement as having been paid to the Holder in respect of which such deduction or withholding was made. Without limitation of the foregoing, such withholding (i) with respect to the payments to Holders of In-the-Money SARs described in Sections 4.1(b)(iii)(A) and 4.1(c)(iii)(A), as applicable, shall be deducted solely from the cash payments described in Sections 4.1(b)(iii)(A)(x) and 4.1(c)(iii)(A)(x), respectively (and, to the extent such cash payments are insufficient to satisfy any such required withholding, any additional withholding shall be deducted from the applicable Holder’s first payroll payment (and, if necessary, any subsequent payroll payments) from the Surviving Corporation or its applicable Affiliate that is on or following the Effective Time in accordance with such Surviving Corporation’s or Affiliate’s ordinary payroll procedures), and (ii) with respect to any issuance of Earnout Shares to Holders of In-the-Money SARs (as described in Section 4.8) may be effectuated through any means established by NewCo and reasonably acceptable to the Holder Representative, including, without limitation, requiring cash payment of any such withholding by such Holders to the NewCo for remittance to the applicable Governmental Authority, a “net settlement” (or “cashless” settlement) procedure through which NewCo withholds a number of Earnout Shares from such Holder with a value equal to the applicable required withholding, additional payroll deductions for such withholding from any other compensation payable by NewCo or its Affiliates to such Holder, or any combination of the foregoing, in each case subject to applicable Law.

4.8          Earnout.

(a)          From and after the Closing until the fifth (5th) anniversary of the Closing Date (the “Earnout Period”), upon the occurrence of any of the following, NewCo shall issue up to an additional two million five hundred thousand (2,500,000) shares of NewCo Common Stock (the “Earnout Shares”) to the Holders of Common Shares and the Holders of In-the-Money SARs that received a contingent right to receive Earnout Shares pursuant to Section 4.1(b)(ii) or Section 4.1(b)(iii), respectively (collectively, the “Earnout Holders”), as additional consideration for the Second Merger, fully paid and free and clear of all Liens other than Permitted Liens or Liens pursuant to any Contract to which an Earnout Holder is or may become a party:

(i)               if the NewCo Common Stock Price is greater than twelve dollars and fifty cents ($12.50) (such share price as adjusted pursuant to this Section 4.8, the “Minimum Target”) for any period of twenty (20) trading days out of thirty (30) consecutive trading days, one million two hundred fifty thousand (1,250,000) shares of NewCo Common Stock (the “Minimum Target Earnout Shares”); and

(ii)              if the NewCo Common Stock Price is greater than fourteen dollars ($14.00) (such share price as adjusted pursuant to this Section 4.8, the “Maximum Target”) for any period of twenty (20) trading days out of thirty (30) consecutive trading days, one million two hundred fifty thousand (1,250,000) shares of NewCo Common Stock (the “Maximum Target Earnout Shares”) plus the Minimum Target Earnout Shares, if not previously issued.

(b)          From and after the First Merger Effective Time, NewCo shall reserve at all times a sufficient number of authorized and unissued shares of NewCo Common Stock necessary to issue the Earnout Shares. In the event that the Earnout Holders are entitled to any Earnout Shares, NewCo shall issue such Earnout Shares promptly and in any event within ten (10) Business Days after the date the Earnout Holders become entitled thereto. The Earnout Shares to be issued to the Earnout Holders hereunder, if any, when delivered, shall be duly authorized and validly issued, fully paid, and non-assessable, and issued in compliance with all applicable state and federal securities Laws and not subject to, and not issued in violation of, any options, warrants, calls, rights (including preemptive rights), the NewCo Governing Documents, commitments, or agreements to which NewCo is a party or by which it is bound. During the Earnout Period, NewCo shall use reasonable efforts (subject to the occurrence of a Liquidity Event) (i) to remain listed as a public company on, and to provide that the NewCo Common Stock (including, when issued the Earnout Shares) is tradable over, Nasdaq and (ii) to provide that the Earnout Shares, when issued, are approved for listing on Nasdaq.

(c)          If NewCo shall at any time during the Earnout Period pay any cash or in-kind dividend (other than any dividend in the form of additional shares of NewCo Common Stock, which dividend shall be governed by the immediately following sentence) on shares of NewCo Common Stock, then in each such case the Minimum Target (to the extent the Minimum Target Earnout Shares have not already been issued prior to the time of such dividend) and the Maximum Target (to the extent the Maximum Target Earnout Shares have not already been issued prior to the time of such dividend) shall be deemed to have been reduced for all purposes of this Agreement by the amount of such cash dividend or the fair market value of the in-kind dividend, as applicable, paid with respect to each share of NewCo Common Stock. If NewCo shall at any time during the Earnout Period pay any dividend on shares of NewCo Common Stock by the issuance of additional shares of NewCo Common Stock, or effect a subdivision or combination or consolidation of the outstanding shares of NewCo Common Stock (by reclassification or otherwise) into a greater or lesser number of shares of NewCo Common Stock, then in each such case, (i) the number of Earnout Shares shall be adjusted by multiplying such amount by a fraction, the numerator of which is the number of shares of NewCo Common Stock (including any other shares so reclassified as NewCo Common Stock) outstanding immediately after such event and the denominator of which is the number of shares of NewCo Common Stock that were outstanding immediately prior to such event, and (ii) the NewCo Common Stock Price values set forth in Section 4.8(a)(i) and (ii) above shall be appropriately adjusted to provide to the Earnout Holders the same economic effect as contemplated by this Agreement prior to such event.

(d)          After the occurrence of the Minimum Target, NewCo shall issue to the Earnout Holders the Minimum Target Earnout Shares equal to the Earnout Per Fully-Diluted Common Share and SAR.

(e)           After the occurrence of the Maximum Target, NewCo shall issue to the Earnout Holders the Maximum Target Earnout Shares equal to the Earnout Per Fully-Diluted Common Share and SAR.

(f)           In the event that a Liquidity Event occurs during the Earnout Period:

(i)               if the Liquidity Event Consideration in such Liquidity Event is greater than the Minimum Target (but less than the Maximum Target) and the Minimum Target Earnout Shares have not already been issued, then the Minimum Target Earnout Shares shall be deemed issued and outstanding pursuant to and as contemplated by Section 4.8(a)(i) and Section 4.8(d), effective immediately prior to the consummation of such Liquidity Event and the holders thereof shall be entitled to receive the corresponding Liquidity Event Consideration; or

(ii)              if the Liquidity Event Consideration in such Liquidity Event is greater than the Maximum Target and the Maximum Target Earnout Shares have not already been issued, then the Minimum Target Earnout Shares (to the extent not already issued) and the Maximum Target Earnout Shares shall be issued, and the Maximum Target Earnout Shares and the Minimum Target Earnout Shares shall be deemed issued and outstanding pursuant to and as contemplated by Section 4.8(a) and Section 4.8(d) or Section 4.8(e), as applicable, effective immediately prior to the consummation of such Liquidity Event and the holders thereof shall be entitled to receive the corresponding Liquidity Event Consideration.

(g)          The “Earnout Per Fully-Diluted Common Share and SAR” means, with respect to each Common Share and each In-the-Money SAR, a number of Earnout Shares equal to (A) the Minimum Target Earnout Shares or the Maximum Target Earnout Shares, as applicable, divided by (B) (x) the Aggregate Fully-Diluted Common Shares plus (y) the number of In-the-Money SARs.

(h)          “Liquidity Event” means:

(i)               The consummation of any merger, reorganization, or consolidation of NewCo that results in any Person or group (within the meaning of Rule 13d-5(b)(1) under the Exchange Act or any successor rule) becoming the record or beneficial owner of more than fifty percent (50%) of the combined voting power of the voting securities of NewCo, Parent or the Surviving Corporation;

(ii)              The consummation of a sale or disposition by NewCo of all or substantially all of NewCo’s assets;

(iii)             The stockholders of NewCo approve a plan of complete liquidation or dissolution of NewCo; or

(iv)             The consummation of any transaction described in the foregoing clauses (i), (ii), or (iii) following which the voting securities of NewCo outstanding immediately prior thereto are no longer traded on a national securities exchange or registered under Section 12(b) or (g) of the Exchange Act.

(i)           “Liquidity Event Consideration” means the amount per share to be received by a holder of shares of NewCo Common Stock in connection with a Liquidity Event, with any non-cash consideration valued as determined by the value ascribed to such non-cash consideration in the definitive documents pursuant to which such Liquidity Event is to occur.

Article V.
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the Schedules to this Agreement, the Company represents and warrants to the Monocle Parties as of the date hereof and as of the Closing as follows:

5.1         Corporate Organization of the Company.

(a)          The Company has been duly incorporated and is validly existing as a corporation in good standing under the Laws of the State of Delaware and has the corporate power and authority to own or lease its properties and to conduct its business as it is now being conducted.

(b)          A true and complete copy of the certificate of incorporation, certified by the Secretary of State of the State of Delaware, and a true and correct copy of the bylaws of the Company have been made available by the Company to Monocle and each is in full force and effect and the Company is not in violation of any of the provisions thereof.

(c)          The Company is duly licensed or qualified and, where applicable, in good standing as a foreign corporation in each jurisdiction in which the ownership of its property or the character of its activities is such as to require it to be so licensed, qualified or in good standing, as applicable, except where the failure to be so licensed or qualified would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

5.2          Subsidiaries.

(a)          The Subsidiaries of the Company are set forth on Schedule 5.2. The Subsidiaries have been duly incorporated, formed or organized and are validly existing and in good standing, where applicable, under the Laws of their respective jurisdiction of incorporation, formation or organization and have the power and authority to own or lease their respective properties and to conduct their respective businesses as they are now being conducted. Each Subsidiary of the Company is duly licensed or qualified and in good standing as a foreign corporation (or other entity, if applicable) in each jurisdiction in which its ownership of property or the character of its activities is such as to require it to be so licensed or qualified or in good standing, as applicable, except where the failure to be so licensed or qualified or in good standing would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

(b)          True and complete copies of the organizational documents of the Subsidiaries of the Company have been made available to Monocle, and are in full force and effect and such Subsidiaries are not in violation of any of the provisions thereof.

5.3          Due Authorization.

(a)          The Company has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and (subject to the approvals described in Section 5.5) to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized and approved by the Company Board and, except for the approval by stockholders of the Company holding a majority of the outstanding shares of Common Stock, no other corporate action on the part of the Company or any of its Subsidiaries is necessary to authorize the execution and delivery by the Company of this Agreement, the performance by the Company of its obligations hereunder and the consummation of the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by the Company and, assuming this Agreement constitutes a legal, valid and binding obligation of the other parties hereto, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity.

(b)          The Company Board has, by duly adopted resolutions, (i) approved this Agreement and the Second Merger and the transactions contemplated by this Agreement, (ii) determined that this Agreement the Second Merger and the transactions contemplated by this Agreement are advisable and in the best interests of the Company and the Company Stockholders, (iii) directed that the adoption of this Agreement be submitted for Company Stockholder Approval and (iv) resolved to recommend that the Company Stockholders approve this Agreement, the Second Merger and the transactions contemplated by this Agreement.

5.4          No Conflict. The execution and delivery of this Agreement by the Company and the consummation of the transactions contemplated hereby do not and will not (a) violate any provision of, or result in the breach of, any applicable Law, or the certificate of incorporation, bylaws or other organizational documents of the Company or any of its Subsidiaries, or (b) assuming the receipt of the consents, approvals, authorizations and other requirements set forth in Section 5.5 or on Schedule 5.5 conflict with, violate or result in a breach of any provision of, any Contract required to be listed on Schedule 5.13(a) to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound, or terminate or result in a default (with or without notice, or lapse of time, or both) or the loss of any right under, or create any right of termination, acceleration or cancellation of any such Contract, or result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets of the Company or any of its Subsidiaries, or constitute an event which, with or without notice or lapse of time or both, would result in any such violation, breach, termination or creation of a Lien or result in a violation or revocation of any required license, Permit or approval from any Governmental Authority or other Person, except, in the case of clause (b) above, to the extent that the occurrence of any of the foregoing would not be material to the Company and its Subsidiaries, taken as a whole.

5.5         Governmental Authorities; Consents. Assuming the representations and warranties of Monocle contained in this Agreement are true, correct and complete and except as may result from any facts or circumstances relating solely to Monocle or any of its Affiliates (as opposed to any other Person), no consent, approval or authorization of, or designation, declaration or filing with, any Governmental Authority or other Person is required on the part of the Company with respect to the Company’s execution or delivery of this Agreement or the consummation of the transactions contemplated hereby (including approvals by the FAA, EASA, and any applicable foreign CAA or under any other Aviation Regulations), except for (a) applicable requirements of the HSR Act, (b) any consents, approvals, authorizations, designations, declarations or filings, the absence of which would not be material to the Company and its Subsidiaries, taken as a whole, (c) as otherwise disclosed on Schedule 5.5, and (d) the filing of the Second Certificate of Merger in accordance with the DGCL.

5.6         Capitalization.

(a)          The authorized capital stock of the Company consists of (i) 200,000 shares of Preferred Stock, of which 200,000 shares of Preferred Stock are issued and outstanding as of the date of this Agreement and (ii) 50,000 shares of Common Stock, of which 50,000 shares of Common Stock are issued and outstanding as of the date of this Agreement. All of the issued and outstanding shares of Common Stock and Preferred Stock have been duly authorized and validly issued and are fully paid and nonassessable and issued in compliance with all applicable federal securities Laws. Set forth on Schedule 5.6(a) is a true, correct and complete list of each of the stockholders of the Company as of the date of this Agreement. Except as set forth in this Section 5.6(a), there are no other authorized, issued or outstanding classes of capital stock of the Company.

(b)          There are (i) no subscriptions, calls, options, warrants, rights or other securities convertible into or exchangeable or exercisable for shares of the Common Stock or the equity interests of any Subsidiary of the Company, or any other Contracts to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound obligating the Company or any such Subsidiary to issue, transfer, register or sell, or cause to be issued, transferred, registered or sold, any shares of capital stock of, other equity interests in or debt securities of, the Company or any of its Subsidiaries or obligating the Company or any of its Subsidiaries to grant, extend or enter into options, warrants, calls, rights, subscriptions or other securities, and (ii) other than the SARs and the agreements and documents relating thereto, no equity equivalents, equity appreciation rights, stock options, restricted stock or restricted stock units, phantom equity ownership interests, profits interests or similar rights in the Company or any of its Subsidiaries. There are no outstanding contractual obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any securities or equity interests of the Company or any of its Subsidiaries. Except as set forth on Schedule 5.6(b), there are no outstanding bonds, debentures, notes or other Funded Debt of the Company or any of its Subsidiaries having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter for which the Company Stockholders may vote. Except for the Amended and Restated Stockholders Agreement and the Management Services Agreement, and as set forth on Schedule 5.6(b), none of the Company or any of its Subsidiaries is a party to any equityholders agreement, voting agreement or registration rights agreement relating to the Common Stock or any other equity interests of the Company or any of its Subsidiaries.

(c)           Set forth on Schedule 5.6(c) is a true, correct and complete list of all the holders of SARs, including the number of SARs to which each such holder of SARs’ award agreement relates, and the applicable Grant Date and Grant Date Value Per Unit (as set forth on the applicable SAR Award Agreement).

(d)           Set forth on Schedule 5.6(d) is the capitalization of each direct and indirect Subsidiary of the Company, including the number of equity interests authorized, issued and outstanding (including the holder of any such equity interests) for each such Subsidiary. The outstanding shares of capital stock and other equity interests of each of the Company’s Subsidiaries have been duly authorized and validly issued and are fully paid and nonassessable. Except as set forth on Schedule 5.6(d), the Company or one or more of its wholly-owned Subsidiaries own of record and beneficially all the issued and outstanding shares of capital stock and other equity interests of such Subsidiaries free and clear of any Liens other than Permitted Liens.

5.7          Financial Statements.

(a)            Attached as Schedule 5.7(a) are (i) the audited consolidated balance sheets and statements of income, stockholders’ equity and cash flows of the Company and its Subsidiaries as of and for the years ended December 31, 2018, December 31, 2017 and December 31, 2016, together with the auditor’s reports (the “Audited Financial Statements”), and (ii) the unaudited consolidated balance sheet and statements of income and cash flows of the Company and its Subsidiaries as of and for the nine (9) months ended September 30, 2019 (the “Interim Financial Statements” and, together with Audited Financial Statements, the “Financial Statements”). Except as set forth on Schedule 5.7(a), the Financial Statements present fairly, in all material respects, the consolidated financial position, results of operations, and changes in stockholders’ equity and cash flow of the Company and its Subsidiaries as of the dates and for the periods indicated in such Financial Statements in conformity with GAAP (except, in the case of the Interim Financial Statements, for the absence of footnotes and other presentation items required by GAAP and for normal and recurring year-end adjustments that are not material).

(b)          The systems of internal accounting controls maintained by the Company and its Subsidiaries are sufficient to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorization; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain accountability for assets; and (iii) material information is communicated to management as appropriate.

(c)          Neither the Company nor any of its Subsidiaries is a party to, or is subject to any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among the Company and any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, on the other hand), including any structured finance, special purpose or limited purpose entity or Person, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Securities Act), in each case, where the result, purpose or effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any of its Subsidiaries in the Financial Statements.

(d)          Neither the Company nor any of its Subsidiaries has received from any employee of the Company or its Subsidiaries any written or, to the knowledge of the Company, oral complaint, allegation, assertion or claim with respect to unlawful or potentially unlawful activity regarding accounting, internal accounting controls, auditing practices, procedures, methodologies or methods of the Company or any of its Subsidiaries.

(e)          When delivered pursuant to Section 9.3(b), the Audited Financial Statements for the years ended December 31, 2018 and December 31, 2017 will have been audited in accordance with PCAOB auditing standards by a PCAOB qualified auditor that was independent under Rule 2-01 of Regulations S-X under the Securities Act.

5.8          Undisclosed Liabilities. There is no material liability, debt or obligation of the Company or any of its Subsidiaries that would be required to be set forth on a balance sheet of the Company and its Subsidiaries (and the notes thereto) prepared in accordance with GAAP, except for liabilities, debts and obligations (a) as (and to the extent) reflected or reserved for on the Interim Financial Statements, (b) that have arisen since the date of the most recent balance sheet included in the Interim Financial Statements in the ordinary course of the operation of business of the Company and its Subsidiaries consistent with past practice or (c) incurred in connection with the transactions contemplated by this Agreement.

5.9          AerLine Financial Statements; Undisclosed Liabilities.

(a)           Attached as Schedule 5.9(a) are (i) the unaudited consolidated balance sheets and statements of income, stockholders’ equity and cash flows of AerLine and its Subsidiaries as of and for the year ended December 31, 2018, (ii) the audited consolidated balance sheets and statements of income, stockholders’ equity and cash flows of AerLine and its Subsidiaries as of and for the years ended December 31, 2017 and December 31, 2016 and (iii) the unaudited consolidated balance sheet and statements of income and cash flows of AerLine and its Subsidiaries as of and for the nine (9) months ended September 30, 2019 (the “AerLine Interim Financial Statements” and, together with financial statements described in subsection (i) and (ii) hereto, the “AerLine Financial Statements”). Except as set forth on Schedule 5.9(a), the AerLine Financial Statements present fairly, in all material respects, the consolidated financial position, results of operations, and changes in stockholders’ equity and cash flow of AerLine and its Subsidiaries as of the dates and for the periods indicated in such AerLine Financial Statements in conformity with GAAP (except for the absence of footnotes and other presentation items required by GAAP and for normal and recurring year-end adjustments that are not material).

(b)          The systems of internal accounting controls maintained by AerLine and its Subsidiaries are sufficient to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorization; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain accountability for assets; and (iii) material information is communicated to management as appropriate.

(c)          Neither AerLine nor any of its Subsidiaries is a party to, or is subject to any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among AerLine and any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, on the other hand), including any structured finance, special purpose or limited purpose entity or Person, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Securities Act), in each case, where the result, purpose or effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, AerLine or any of its Subsidiaries in the AerLine Financial Statements.

(d)          Neither AerLine nor any of its Subsidiaries has received from any employee of AerLine or its Subsidiaries any written or, to the knowledge of the Company, oral complaint, allegation, assertion or claim with respect to unlawful or potentially unlawful activity regarding accounting, internal accounting controls, auditing practices, procedures, methodologies or methods of AerLine or any of its Subsidiaries.

(e)          Except as set forth on Schedule 5.9(e), there is no material liability, debt or obligation of AerLine or any of its Subsidiaries that would be required to be set forth on a balance sheet of AerLine and its Subsidiaries (and the notes thereto) prepared in accordance with GAAP, except for liabilities, debts and obligations as (and to the extent) reflected or reserved for on the AerLine Interim Financial Statements.

5.10       Litigation and Proceedings. Except as set forth on Schedule 5.10, since January 1, 2016 there have not been any, and there are currently no, pending or, to the knowledge of the Company, threatened, (i) Actions against the Company or any of its Subsidiaries, or (ii) investigations before or by any Governmental Authority against the Company or any of its Subsidiaries or AerLine. Neither the Company nor any of its Subsidiaries nor any property or asset of the Company or any such Subsidiary is subject to any Governmental Order. Since January 1, 2016, there have not been any, and there are currently no pending or, to the knowledge of the Company, threatened, product liability, manufacturing or design defect, warranty, field repair, product-related or other claims (whether based on contract or tort and whether relating to personal injury, including death, property damage or economic loss) arising from (x) services rendered by the Company or any of its Subsidiaries or (y) the sale, distribution or manufacturing of products by the Company or any of its Subsidiaries, except, in each case, as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

5.11       Compliance with Laws.

(a)          Except with respect to matters set forth on Schedule 5.11, the Company, its Subsidiaries and AerLine are, and since January 1, 2016 have been, in compliance with all applicable Laws in all material respects. Since January 1, 2016, none of the Company or any of its Subsidiaries or AerLine has received any written notice from any Governmental Authority of a violation of any applicable Law.

(b)          Since January 1, 2016, (i) none of the Company, any of its Subsidiaries, or any officer, director or employee of the Company or any of its Subsidiaries, in their capacity as such, has violated in any material respect any Law applicable to the Company or any of its Subsidiaries, (ii) neither the Company nor any of its Subsidiaries has been convicted of violating any applicable Laws or has been subjected to, or received any written or, to the knowledge of the Company, oral notification regarding, any investigation by a Governmental Authority for actual or alleged violation of any applicable Law, and (iii) neither the Company nor any of its Subsidiaries has made a voluntary, directed, or involuntary disclosure to any Governmental Authority regarding any alleged act or omission arising under or relating to any noncompliance with any Law.

5.12        Product Warranty; Aviation Regulation Compliance.

(a)           (i) Each product manufactured, sold, leased, licensed, delivered, serviced or repaired by the Company or any of its Subsidiaries has been in compliance with all applicable contractual specifications and all warranties made by the Company or any of its Subsidiaries (except to the extent non-conformity is consented to by a customer); (ii) neither the Company nor any of its Subsidiaries has received a claim, and to the knowledge of the Company, there are no threatened claims for replacement or repair thereof or other damages in connection therewith, in each case, except as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole; and (iii) all Parts Manufacturer Approvals (“PMAs”) required for products manufactured, sold, leased, or licensed by the Company or any of its Subsidiaries are currently in effect, and such effectiveness will not be impaired by the consummation of the transactions contemplated in this Agreement.

(b)          The Company and each of its Subsidiaries (i) is and since January 1, 2016 has been, in compliance in all material respects with all applicable Laws prescribed by the U.S. Federal Aviation Administration (“FAA”) under Title 14 of the Code of Federal Regulations and similar Laws prescribed by foreign aviation authorities (such Laws, collectively, “Aviation Regulations”), (ii) other than routine inspections that are not the result of any potential non-compliance in the ordinary course of business, is not subject to any ongoing investigation and has not made voluntary disclosures with respect to potential violations of any Aviation Regulations and (iii) since January 1, 2016, has not been cited by the FAA or foreign aviation authorities for any discrepancies or violations. Since January 1, 2016, all maintenance and repair work performed by the Company and each of its Subsidiaries has been performed, inspected and released in accordance with the applicable Aviation Regulations in all material respects.

(c)          Since January 1, 2016, other than routine inspections, there have been no penalties imposed upon or other adverse action taken against, or, to the knowledge of the Company or any of its Subsidiaries, investigations of, the Company or any of its Subsidiaries by a Governmental Authority with respect to the Company’s operations subject to Aviation Regulations.

(d)         Schedule 5.12(d) sets forth a complete and accurate list of the (i) any air agency or repair station certificates issued to the Company or its Subsidiaries by the FAA (or any foreign aviation authority) certifying the Company or its Subsidiaries as an approved Maintenance Organization; (ii) Supplemental Type Certificates (“STCs”) issued to the Company or its Subsidiaries by the FAA (or any foreign aviation authority); and (iii) PMAs issued to the Company or its Subsidiaries by the FAA (or any foreign aviation authority).

5.13       Contracts; No Defaults.

(a)          Schedule 5.13(a) contains a listing of all Contracts described in clauses (i) through (xvii) below to which, as of the date of this Agreement or as of the date specified (if applicable), the Company or any of its Subsidiaries is a party. True and correct copies of the Contracts listed on Schedule 5.13(a) have been delivered to or made available to Monocle or its agents or representatives:

(i)               each employment Contract with any officer of the Company or one of its Subsidiaries that provides for annual base compensation in excess of $200,000;

(ii)              each employee collective bargaining Contract (a “Labor Contract”);

(iii)             any Contract with a customer or vendor (other than purchase or service orders accepted, confirmed or entered into in the ordinary course of business) listed on Schedule 5.25;

(iv)             (A) any Contract under which the Company or any of its Subsidiaries has granted to a third party any license under Intellectual Property owned by and material to the Company or any of its Subsidiaries, other than non-exclusive licenses granted in the ordinary course of business consistent with past practice, or (B) any Contract pursuant to which the Company or any of its Subsidiaries licenses from a third party Intellectual Property, other than (x) shrink-wrap, click-wrap and off-the-shelf software licenses, and (y) any other licenses of software that are commercially available to the public generally, with one-time or annual license, maintenance, support and other fees less than $100,000;

(v)              any Contract that (A) contains a covenant not to compete in any line of business or solicit persons for employment (other than non-disclosure agreements, confidentiality agreements entered into in the ordinary course of business), (B) grants exclusive or preferential rights or “most favored nations” status to any person, or (C) obligates the Company or any of its Subsidiaries to purchase or obtain a minimum or specified amount of any product or service in excess of $100,000 in the aggregate, in each case that is applicable to the Company or any of its Subsidiaries;

(vi)             any Contract with any Governmental Authority;

(vii)            any Contract under which the Company or any of its Subsidiaries has (A) created, incurred, assumed or guaranteed (or may create, incur, assume or guarantee) indebtedness for money borrowed (excluding, for the avoidance of doubt, any intercompany arrangements solely between or among the Company or any of its Subsidiaries), (B) granted a Lien on its assets, whether tangible or intangible, to secure any indebtedness for money borrowed, or (C) extended credit to any Person (other than (I) intercompany loans and advances and (II) customer payment terms in the ordinary course of business consistent with past practice);

(viii)            any Contract authorizing the Company or any of its Subsidiaries to manufacture parts pursuant to a PMA granted by the FAA (including any manufacturing license agreement with an original equipment manufacturer) or pursuant to which the Company or any of its Subsidiaries licenses to other entities the right to produce products under the authority of a STC held by the Company or any of its Subsidiaries;

(ix)              any Affiliate Agreement;

(x)               each Contract relating to any currently planned business acquisition by the Company or any of its Subsidiaries or any completed business acquisition since January 1, 2016;

(xi)              as of the date that is two (2) Business Days prior to the date hereof, each Contract pursuant to which the Company or any of its Subsidiaries leases any aircraft or aircraft engine; provided, that the Company has not, since the date that is two (2) Business Days prior to the date hereof, entered into a Contract pursuant to which the Company or any of its Subsidiaries leases any aircraft or aircraft engine outside of the ordinary course of business consistent with past practice;

(xii)             any Contract establishing any joint venture, strategic alliance, partnership or other collaboration;

(xiii)            any Contract entered into since July 1, 2016 involving any resolution or settlement of any actual or threatened litigation, arbitration, claim or other dispute under which the Company or any of its Subsidiaries has any material ongoing obligations (either monetary or non-monetary);

(xiv)            any Contract which grants any Person a right of first refusal, right of first offer or similar right with respect to any material properties, assets or businesses of the Company;

(xv)             any Contract providing for indemnification by the Company or any of its Subsidiaries of any Person except for Contracts entered into in the ordinary course of business consistent with past practice the primary purpose of which is not indemnification and which such indemnification obligations would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole;

(xvi)            any Contract of the Company (other than any Company Benefit Plan) involving aggregate consideration in excess of $500,000 per year and which cannot be cancelled or terminated by the Company without penalty or without more than 90 days’ notice; and

(xvii)           any Contract that relates to the acquisition or disposition of any equity interests in or assets or properties of the Company or any of its Subsidiaries (whether by merger, sale of stock, sale of assets or otherwise) pursuant to which (A) payment obligations by or to the Company or any of its Subsidiaries remain outstanding or (B) any earn-out, indemnification, deferred or contingent payment obligations remain outstanding (excluding acquisitions or dispositions of supplies, inventory, merchandise or products in the ordinary course of business consistent with past practice or of supplies, inventory, merchandise, products, properties or other assets that are obsolete, worn out, surplus or no longer used or useful in the conduct of the Company’s business).

(b)          Except as set forth on Schedule 5.13(b), (i) as of the date of this Agreement, all of the Contracts listed pursuant to Section 5.13(a) are in full force and effect and represent the legal, valid and binding obligations of the Company or one of its Subsidiaries party thereto and, to the knowledge of the Company, represent the legal, valid and binding obligations of the other parties thereto, except in each case as the same may be limited by applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity, (ii) none of the Company or any of its Subsidiaries is as of the date of this Agreement in material breach of or material default under any such Contract, (iii) other than past due payments in an amount less than or equal to $300,000, as of the date of this Agreement and to the knowledge of the Company, no other party to any such Contract is in material breach of or material default under such Contract, (iv) as of the date of this Agreement, neither the Company nor any of its Subsidiaries has received any written claim or notice of material breach of or material default under any such Contract, and (v) no event has occurred which individually or together with other events, would reasonably be expected to result in a material breach of or a material default under any such Contract by the Company or any Subsidiary of the Company party thereto (in each case, with or without notice or lapse of time or both, and excluding the effects of consummation of the Second Merger on the Credit Documents).

5.14        Company Benefit Plans.

(a)          Schedule  5.14(a) sets forth a complete and accurate list, as of the date of this Agreement, of each material Company Benefit Plan. A “Company Benefit Plan” means any “employee benefit plan,” as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), whether or not subject to ERISA, and any other plan, policy, program, arrangement or agreement (whether written or oral) providing compensation or other benefits to any current or former director, officer, employee or individual independent contractor of the Company or any of its Subsidiaries, in each case, (i) that is maintained, sponsored, or contributed to by the Company or any of its Subsidiaries or (ii) under which the Company or any of its Subsidiaries has any obligation or liability. As of the date hereof, neither the Company nor any of its Subsidiaries has made any plan or commitment to establish any new Company Benefit Plan or modify any existing Company Benefit Plan.

(b)          With respect to each Company Benefit Plan, the Company has delivered or made available to Monocle copies of, if applicable, (i) such Company Benefit Plan (or, if oral, a written summary thereof) and any trust or funding agreement related thereto, (ii) the most recent summary plan description, (iii) the most recent annual report on Form 5500 and all attachments thereto filed with the Internal Revenue Service, (iv) the two (2) most recent actuarial valuations and financial statements, (v) all material non-routine correspondence with any Governmental Authority regarding such Company Benefit Plan, and (vi) the most recent determination or opinion letter issued by the Internal Revenue Service. All forms, reports, or returns required to be filed with the Department of Labor, Internal Revenue Service, or any other Governmental Authority with respect to any Company Benefit Plan have been timely and properly filed.

(c)          Each Company Benefit Plan has been established, maintained, and administered in material compliance with its terms and all applicable Laws, including ERISA, the Code, and the Patient Protection and Affordable Care Act (as amended). All contributions and other payments required by and due under the terms of each Company Benefit Plan have been timely made. Each Company Benefit Plan can be amended, terminated, or otherwise discontinued after the Effective Time in accordance with its terms, without material liability to Monocle, the Company or its Subsidiaries, or any Affiliate of the foregoing (subject to applicable Laws).

(d)          Each Company Benefit Plan that is intended to be qualified within the meaning of Section 401(a) of the Code (i) has received a favorable determination or opinion letter as to its qualification, or (ii) has been established under a standardized master and prototype or volume submitter plan for which a current favorable Internal Revenue Service advisory letter or opinion letter has been obtained by the plan sponsor and is valid as to the adopting employer. Nothing has occurred to cause the disqualification of any such Company Benefit Plan that is intended to be so qualified and no non-exempt “prohibited transaction,” within the meaning of Section 4975 of the Code or Section 406 or 407 of ERISA, has occurred with respect to any Company Benefit Plan.

(e)          None of the Company, any of its Subsidiaries, or any trade or business (whether or not incorporated) that is treated as a “single employer” together with, or under “common control” or part of a “controlled group” with, any of the foregoing (within the meaning of Section 414(b), (c), (m), or (o) of the Code) sponsors, maintains, contributes to, or has any liability in respect of, or at any time in the six (6) years preceding the date hereof has sponsored, maintained, contributed to, or had any liability in respect of, (i) an “employee pension benefit plan,” as defined in Section 3(2) of ERISA, including a “multiemployer plan” (as defined in Section 4001(a)(3) of ERISA) or a “single-employer plan” (as defined in Section 4001(a)(15) of ERISA), that is subject to Title IV of ERISA, Section 412 of the Code, or Section 302 of ERISA, (ii) a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA), or (iii) a “multiple employer plan” (as described in Section 210 of ERISA). No Company Benefit Plan provides any post-termination or retiree life insurance, health insurance, or other employee welfare benefits to any Person, except as may be required by COBRA or similar applicable state Law.

(f)           As of the date hereof, (i) no actions, suits, or material claims (other than routine claims for benefits in the ordinary course of business) with respect to the Company Benefit Plans are pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries, and (ii) there are no audits, material inquiries, or proceedings pending or, to the knowledge of the Company, threatened by the Department of Labor, Internal Revenue Service, or any other Governmental Authority with respect to any Company Benefit Plan.

(g)          No Company Benefit Plan is a “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code) or provides a “gross up” for any taxes, penalties, or interest incurred under Section 409A of the Code. Each SAR (i) has an exercise or “strike” price that is not less than the fair market value of the underlying equity as of the date such SAR was granted and (ii) has been properly accounted for in accordance with GAAP in the Financial Statements.

(h)          Except as disclosed on Schedule 5.14(h), neither the execution and delivery of this Agreement by the Company nor the consummation of the transactions contemplated by this Agreement (either alone or in connection with any other event, contingent or otherwise) will (i) result in any payment or benefit (including notice, severance, golden parachute, bonus, commission, or otherwise), becoming due to any employee or individual independent contractor of the Company or any of its Subsidiaries, (ii) result in any forgiveness of indebtedness to any employee or individual independent contractor of the Company or any of its Subsidiaries, (iii) increase any benefits otherwise payable by the Company or any of its Subsidiaries, (iv) result in the acceleration of the time of payment or vesting of any such benefits except as required under Section 411(d)(3) of the Code, or require the funding of any Company Benefit Plan, or (v) result in or satisfy a condition to the payment or vesting of any compensation or benefit (or any acceleration of the foregoing) that would, in combination with any other such payment, benefit, or acceleration, result in an “excess parachute payment” within the meaning of Section 280G(b) of the Code. There is no agreement, plan, arrangement, or other contract by which the Company or any of its Subsidiaries is bound to compensate any Person for excise Taxes pursuant to Section 4999 of the Code.

5.15        Labor Matters.

(a)          Schedule 5.15(a) contains a complete and accurate list of all employees of the Company and its Subsidiaries as of the date hereof, which includes the following information with respect to each such employee: (i) the employee’s name, (ii) the position held by the employee, (iii) the employee’s principal location of employment and the name of the applicable employer entity, (iv) the employee’s base salary, target bonus and 2018 bonus paid and 2019 bonus accrued as of August 31, 2019, (v) the employee’s date of hire and service period for the purpose of employee-related entitlements and (vi) the employee’s accrued leave entitlements.

(b)          Neither the Company nor any of its Subsidiaries is a party to any Labor Contract applicable to persons employed by the Company or any of its Subsidiaries, nor are there any such employees represented by a works council or a labor organization or activities or proceedings of any labor union to organize any such employees. Each of the Company and the Subsidiaries of the Company (i) is, and has been since January 1, 2016, in compliance in all material respects with all applicable Laws regarding employment and employment practices, terms and conditions of employment, and wages and hours, (ii) has not received written notice of any unfair labor practice complaint against it pending before the National Labor Relations Board (or its equivalent in the relevant jurisdiction) that remains unresolved, (iii) is not currently experiencing and has not received any current written threat of, and does not otherwise reasonably anticipate, any strike, labor dispute, slowdown, or work stoppage by employees of the Company or any of its Subsidiaries, (iv) there are no actions, suits, material claims, material labor disputes, material grievances, audits, material inquiries, or proceedings pending or, to the knowledge of the Company, threatened relating to any labor matters involving any employee or service provider of the Company or any of its Subsidiaries and (v) neither the Company nor any of its Subsidiaries has (x) taken any action since January 1, 2016 which would constitute a “plant closing” or “mass lay-off” within the meaning of the Worker Adjustment and Retraining Notification Act of 1988 or similar Law (collectively, “WARN”) or issued any notification of a plant closing or mass lay-off required by WARN, or (y) incurred any liability or obligation under WARN that remains unsatisfied. Neither the Company nor any of its Subsidiaries has any material liability with respect to any misclassification of: (A) any Person as an independent contractor rather than as an employee, (B) any employee currently self-employed or employed by another employer, or (C) any employee currently or formerly classified as exempt from any entitlement to overtime wages. Neither the Company nor any of its Subsidiaries has any “joint employer” liability with respect to any use of service providers, including any independent contractors or other Persons employed by a third-party employment agency or similar provider, except, in each case, any such liability that would not be material to the Company and its Subsidiaries, taken as a whole. To the knowledge of the Company, since January 1, 2016: (x) no employee of the Company or its Subsidiaries has made written allegations of sexual harassment against (A) any officer or director of the Company or its Subsidiaries or (B) any employee of the Company or its Subsidiaries who, directly or indirectly, supervises at least ten (10) other employees of the Company or its Subsidiaries, and (y) neither the Company nor any of its Subsidiaries have entered into any settlement agreement related to sexual harassment or sexual misconduct by an employee, individual independent contractor, director, officer, or other representative of the Company or its Subsidiaries.

5.16       Taxes.

(a)               All Tax Returns required by Law to be filed by the Company or any of its Subsidiaries have been filed in a timely manner (taking into account applicable extensions), and all such Tax Returns are true, correct and complete in all material respects.

(b)               The Company and its Subsidiaries have paid all income and other material Taxes (whether or not shown on any Tax Return) which are due and payable by the Company and its Subsidiaries, except with respect to matters contested in good faith by appropriate proceedings and with respect to which adequate reserves have been made in accordance with GAAP.

(c)               Except for Permitted Liens, there are no Liens for Taxes upon the property or assets of the Company or any of its Subsidiaries.

(d)               All material Taxes required to be withheld by the Company and its Subsidiaries have been withheld and, to the extent required, have been paid over to the appropriate Governmental Authority.

(e)               No deficiency for any Taxes has been asserted or assessed by any Governmental Authority in writing against the Company or any of its Subsidiaries (or, to the knowledge of the Company, has been threatened or proposed), except for such deficiencies that have been satisfied by payment, settled or withdrawn. No audit or other proceeding by any Governmental Authority is in progress with respect to any Taxes due from the Company or any of its Subsidiaries, and neither the Company nor any of its Subsidiaries has received written notice from any Governmental Authority that any such audit or proceeding is contemplated or pending.

(f)                Neither the Company nor any of its Subsidiaries has received a written claim that has not been finally resolved to pay Taxes or file Tax Returns from a Governmental Authority in a jurisdiction where the Company or such Subsidiary has not paid Taxes or filed Tax Returns.

(g)               Neither the Company nor any of its Subsidiaries has a request for a private letter ruling, a request for administrative relief, a request for technical advice or a request for a change of any method of accounting pending with any Governmental Authority. No power of attorney granted by the Company or any of its Subsidiaries with respect to any Taxes is currently in force. Neither the Company nor any of its Subsidiaries has executed or filed with any Governmental Authority any Contract or other document extending or having the effect of extending the statute of limitations for assessment, collection or other imposition of any Tax, which extension is currently in effect.

(h)               Neither the Company nor any of its Subsidiaries is a party to or bound by any Tax sharing, indemnification or allocation agreement or other similar Contract, other than any customary commercial Contracts not primarily related to Taxes.

(i)                Neither the Company nor any of its Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code in the prior two (2) years.

(j)                Neither the Company nor any of its Subsidiaries has ever been a member of an Affiliated Group, other than the Affiliated Group for which the Company is currently the common parent.

(k)               The Company is not and has not been a U.S. real property holding corporation (as defined in Section 897(c)(2) of the Code) during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(l)                Neither the Company nor any of its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any Tax period (or portion thereof) ending after the Closing Date as a result of: (A) any change in method of accounting for a taxable period ending on or prior to the Closing; (B) any “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax law) executed on or prior to the Closing; (C) any installment sale or open transaction disposition made on or prior to the Closing; (D) any prepaid amount received on or prior to the Closing; or (E) Section 965(a) of the Code (or any corresponding or similar provision of state, local or foreign Tax Law).

(m)              Neither the Company nor any of its Subsidiaries has been a party to any “reportable transaction” within the meaning of Section 6011 of the Code and the Treasury Regulations promulgated thereunder.

(n)               Neither the Company nor any of its Subsidiaries is a party to a gain recognition agreement under Section 367 of the Code that is currently in effect.

(o)               The Company has made available to Monocle, or its representatives or advisers: (i) the estimated basis of the Company and each Subsidiary in their respective assets (including any intangible assets) as of December 31, 2018, (ii) the Company’s estimated basis in the stock of each Subsidiary (or the amount of any excess loss account) as of December 31, 2018, and (iii) all income, franchise, gross receipts, excise, VAT, sales and use, personal property and state unemployment Tax Returns filed by the Company or any Subsidiary after December 31, 2015.

Notwithstanding anything contained in this Agreement to the contrary, this Section 5.16 and Section 5.14(b) contain the only representations and warranties of the Company and its Subsidiaries with respect to Tax matters.

5.17        Brokers’ Fees. Except as set forth on Schedule 5.17, no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by this Agreement based upon arrangements made by the Company, any of its Subsidiaries or any of their Affiliates.

5.18        Insurance. Schedule 5.18 contains a list of all material policies of property, fire and casualty, product liability, workers’ compensation, and other forms of insurance held by, or for the benefit of, the Company or any of its Subsidiaries as of the date of this Agreement. True, correct and complete copies of such insurance policies have been made available to Monocle. With respect to each such insurance policy listed on Schedule 5.18, as of the date hereof: (i) the policy is legal, valid, binding and enforceable in accordance with its terms and, except for policies that have expired under their terms in the ordinary course, is in full force and effect, (ii) neither the Company nor any of its Subsidiaries is in breach or default (including any such breach or default with respect to the payment of premiums or the giving of notice), and, to the knowledge of the Company, no event has occurred which, with or without notice or the lapse of time or both, will constitute such a breach or default, or permit termination or modification, under the policy, (iii) to the knowledge of the Company, no insurer on any such policy has been declared insolvent or placed in receivership, conservatorship or liquidation and (iv) no written notice of cancellation or termination has been received other than in connection with ordinary renewals. Since January 1, 2016, no insurance carrier on any such policy has denied coverage for any material claim asserted by the Company.

5.19        Real Property; Assets.

(a)               Neither the Company nor any of its Subsidiaries owns any real property.

(b)               Schedule 5.19(b) sets forth a complete and accurate list of all Leased Real Property. Each lease related to the Leased Real Property to which the Company or any of its Subsidiaries is a party is a legal, valid, binding and enforceable obligation of the Company or any such Subsidiary, as applicable, and, to the knowledge of the Company, is (i) a legal, valid, binding and enforceable obligation of the other parties thereto, and (ii) in full force and effect. The Company and its Subsidiaries have valid leasehold interests in, and enjoy undisturbed possession under all Leased Real Property. Neither the Company nor any of its Subsidiaries is in material breach or material default under any such lease, and no condition exists which (with or without notice or lapse of time or both) would constitute a default by the Company or any of its Subsidiaries thereunder or, to the knowledge of the Company, by the other parties thereto. Neither the Company nor any of its Subsidiaries have subleased or otherwise granted any Person the right to use or occupy any Leased Real Property, which is still in effect. Neither the Company nor any of its Subsidiaries have collaterally assigned or granted any other security interest in the Leased Real Property or any interest therein, which is still in effect. Except for the Permitted Liens, there exist no Liens affecting the Leased Real Property created by, through or under the Company or any of its Subsidiaries.

(c)               There are no pending or, to the knowledge of the Company, threatened Actions or other proceedings to take all or any portion of the Leased Real Property or any interests therein by eminent domain or any condemnation proceeding (or the jurisdictional equivalent thereof) or any sale or disposition in relation to such Action or proceeding.

(d)               Except for Permitted Liens, the Company and each of its Subsidiaries have good and valid title to the material assets of the Company and such Subsidiary. The assets of the Company and its Subsidiaries to be acquired by Monocle pursuant to this Agreement constitute all material assets used or held for use by the Company and its Affiliates in, and necessary and sufficient for the operation of the businesses of the Company and its Subsidiaries as presently operated.

5.20        Environmental Matters. Except as set forth on Schedule 5.20:

(a)               the Company and its Subsidiaries are, and at all times since January 1, 2016 have been, in compliance with all Environmental Laws in all material respects, and there are no existing facts or circumstances which would reasonably be expected to prevent such compliance in the future and all Permits held by the Company pursuant to applicable Environmental Laws are in full force and effect and no appeal or any other Action is pending to revoke or modify any such Permit;

(b)               there has been no Release of, or exposure to, any Hazardous Materials by the Company or any of its Subsidiaries at, in, on or under any Leased Real Property, at, in, on or under either any formerly owned or operated real property during the time that the Company operated such property or, to the knowledge of the Company, at any off-site location to which Hazardous Materials generated by the Company were sent for treatment, recycling, storage or disposal, except for any such Release or exposure that would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole;

(c)               no notice of violation, demand, request for information, citation, summons or order has been received by the Company relating to or arising out of any Environmental Laws, other than those relating to matters that have been fully resolved or that remain pending and, if adversely determined, would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

(d)               neither the Company nor any of its Subsidiaries is subject to any material Governmental Order relating to compliance with Environmental Laws or the investigation, sampling, monitoring, treatment, remediation, removal or cleanup of Hazardous Materials;

(e)               no material Action is pending or threatened with respect to the Company’s or its Subsidiaries’ compliance with or liability under Environmental Law; and

(f)                copies of all material written reports, notices of violation, orders, audits, assessments and all other material environmental reports, in the possession, custody or control of the Company or its Subsidiaries, relating to environmental conditions in, on or about the Leased Real Property or to the Company’s or its Subsidiaries’ compliance with Environmental Laws have been made available to Monocle.

5.21        Absence of Changes.

(a)               From December 31, 2018 to the date of this Agreement, there has not been any Material Adverse Effect.

(b)               Except as set forth on Schedule 5.21(b) or as expressly contemplated by this Agreement, since December 31, 2018, the Company and its Subsidiaries (i) have, in all material respects, conducted their business and operated their properties in the ordinary course of business consistent with past practice and (ii) have not taken any action that would violate Section 7.1 (other than Section 7.1(u)) if such action had been taken after the date of this Agreement.

5.22        Affiliate Agreements. Except for the Amended and Restated Stockholders Agreement and the Management Services Agreement, any Company Benefit Plan (including any employment or stock appreciation rights agreements entered into in the ordinary course of business by the Company or any of its Subsidiaries consistent with past practice) and as set forth on Schedule 5.22, no officer or director of the Company or any of its Subsidiaries or Affiliates or AerLine, and no Company Stockholder is a party to any Contract or business arrangement with the Company, any of its Subsidiaries or AerLine or has any interest in any of the assets of the Company, other than in connection with such Person’s pro rata ownership of equity securities in the Company, if applicable (each such Contract or business arrangement including each Contract listed on Schedule 5.22, an “Affiliate Agreement”).

5.23        Intellectual Property.

(a)               Schedule 5.23(a)(i) contains a list of all (i) issued patents and patent applications, (ii) trademark and service mark registrations and applications, (iii) Internet domain name registrations, and (iv) copyright registrations, in each case, that are owned by the Company or any of its Subsidiaries as of the date of this Agreement (the “Registered Intellectual Property”), including, for items referred to in (i), (ii) and (iv) above, (A) the current owner or registrant, (B) the jurisdiction where the application, registration or issuance is filed, (C) the application, registration or issue number and (D) the applicable application, registration or issue date. Each item of Registered Intellectual Property is solely and exclusively owned by either the Company or one of its Subsidiaries, free and clear of any Liens (other than Permitted Liens). Each item of Registered Intellectual Property (x) has not been abandoned or cancelled (y) has been maintained effective by all requisite filings, renewals and payments and (z) remains in full force and effect. No Action is pending or, to the knowledge of the Company, threatened, that challenges the validity, ownership or enforceability of any Registered Intellectual Property.

(b)               The Company and its Subsidiaries use commercially reasonable efforts to maintain and protect the confidentiality of all material trade secrets owned by the Company and its Subsidiaries, including maintaining policies requiring all employees, consultants and independent contractors to agree to maintain the confidentiality of such Intellectual Property. There has been no unauthorized disclosure of any material trade secrets or confidential information owned by the Company. The execution and delivery of this Agreement by the Company and the consummation of the transactions contemplated hereby will not result in the loss, termination, or impairment of any rights of the Company or any of its Subsidiaries in any material Intellectual Property.

(c)               Neither the Company nor any of its Subsidiaries is infringing, misappropriating or otherwise violating any third party’s Intellectual Property rights in any material respect. No Action is pending or, to the knowledge of the Company, has been threatened since January 1, 2016, alleging any infringement, misappropriation or violation of any third party’s Intellectual Property rights by the Company or any of its Subsidiaries. No third party is infringing, misappropriating or otherwise violating the Intellectual Property owned by the Company or any of its Subsidiaries in any material respect.

(d)               All employees, independent contractors and consultants who contributed to the discovery, creation or development of any material Intellectual Property transferred all of their rights and interest in such Intellectual Property to the Company or one of its Subsidiaries pursuant to written agreements, the work-for-hire doctrine or other conveyance of rights. No such employee, independent contractor or consultant has asserted any right, license, claim or interest whatsoever in or with respect to any such Intellectual Property.

(e)               The Company and its Subsidiaries have in place commercially reasonable measures to (i) protect the confidentiality, integrity and security of the information technology systems under their control and used in the operation of their businesses (the “Company IT Systems”), and all information and transactions stored or contained therein or transmitted thereby, against any unauthorized use, access, interruption, modification or corruption and such measures include commercially reasonable safeguards designed to protect against unauthorized access to, and unauthorized use, alteration, disclosure or distribution of Personal Information (“Information Security Program”). Since January 1, 2016, there has been no security breach or unauthorized access to the Company IT Systems that has resulted in the unauthorized access, use, disclosure, modification, corruption, or encryption of any material data or information, or any Personal Information, stored therein.

(f)                Since January 1, 2016, neither the Company nor any of its Subsidiaries has suffered a Data Breach. Since January 1, 2016, the Company has not notified, and to the knowledge of the Company has not been required to notify, any Person or Governmental Authority of any Data Breach.

(g)               Except as set forth on Schedule 5.23(g), the Company requires third parties that have access to the Company’s and its Subsidiaries’ information technology systems or personal data to comply with the Information Security Program.

5.24        Permits. The Company and each of its Subsidiaries has all Permits that are required to own, lease or operate its properties and assets and to conduct its business as currently conducted and as proposed to be conducted (the “Material Permits”). As of the date hereof, except as would not be material to the Company and its Subsidiaries, taken as a whole, (a) each Material Permit is in full force and effect in accordance with its terms, (b) no outstanding notice of revocation, cancellation or termination of any Material Permit has been received by the Company or any of its Subsidiaries, (c) there are no Actions pending or, to the knowledge of the Company, threatened that seek the revocation, cancellation or termination of any Material Permit, and (d) each of the Company and each of its Subsidiaries is, and has been since January 1, 2016, in compliance with all Material Permits applicable to the Company or such Subsidiary. The consummation of the transactions contemplated by this Agreement will not cause the revocation, modification or cancellation of any Material Permit, except for any such revocation, modification or cancellation that would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

5.25        Customers and Vendors. Schedule 5.25 sets forth a complete and accurate list of (a) the fifteen (15) largest customers of the Company, together with its Subsidiaries, and (b) the fifteen (15) largest vendors of the Company, together with its Subsidiaries, (with respect to customers, based on the consolidated revenues of the Company and its Subsidiaries, and with respect to vendors based on the amount of fees paid by the Company and its Subsidiaries) for the twelve (12) month period ended December 31, 2018. As of the date of this Agreement, the Company has not received written or, to the knowledge of the Company, oral, notice from any of such customers or vendors stating the intention of such Person to (a) cease doing business with the Company or its Subsidiaries, as applicable or (b) change, in a manner materially adverse to the Company and its Subsidiaries, the relationship of such Person with the Company and its Subsidiaries.

5.26        Certain Business Practices; Anti-Corruption.

(a)               (i) The Company and its Subsidiaries are, and in the past five (5) years have been, in full compliance with Anti-Corruption Laws; and (ii) neither the Company nor any of its Subsidiaries, nor any of the Company’s or its Subsidiaries’ respective officers, directors, employees or, to the knowledge of the Company, any agents, distributors, consultants or independent contractors acting on behalf of the Company or any of its Subsidiaries has directly or indirectly: (a) violated any applicable Anti-Corruption Laws; (b) made, promised, or authorized or offered to make, promise or authorize the payment of money or anything of value, directly or indirectly to any official of any Governmental Authority to: (1) improperly influence any act or decision of such official in his official capacity, (2) induce a person to do or omit to do any act in violation of a lawful duty, or (3) secure any improper benefit, advantage or favor; or (c) made, promised, or authorized or offered the payment of money or anything of value to any Person that would otherwise constitute a bribe, kickback or other illegal payment or benefit in violation of the Anti-Corruption Laws. The Company and its Subsidiaries maintain a system or systems of internal controls reasonably designed to ensure compliance with the Anti-Corruption Laws and to prevent and detect violations of Anti-Corruption Laws.

(b)               In the past five (5) years, neither the Company, nor any of its Subsidiaries, nor, to the knowledge of the Company, any agents, distributors, consultants or independent contractors acting on behalf of the Company or any of its Subsidiaries (i) is or has been the subject of a claim or allegation relating to (A) any potential violation of the Anti-Corruption Laws or (B) any potentially unlawful contribution, gift, bribe, rebate, payoff, influence payment, kickback or other payment or the provision of anything of value, directly or indirectly, to an official, to any political party or official thereof or to any candidate for political office, or (ii) has received any notice or other communication from, or made a voluntary disclosure to, any Governmental Authority regarding any actual, alleged or potential violation of, or failure to comply with, any Anti-Corruption Laws, irrespective of whether or not such notice, other communication, or voluntary disclosure, has been resolved.

5.27        Sanctions and Trade Control.

(a)               Neither of the Company nor any of its Subsidiaries, nor any of the Company’s or its Subsidiaries’ respective officers, directors, employees or, to the knowledge of the Company, agents, distributors, consultants or independent contractors, is a Person that itself is, or that is directly or indirectly owned fifty percent (50%) or more or controlled by one or more Persons, individually or in the aggregate that are: (i) located, organized or resident in a country or territory that is, or whose government is, the target of any Sanctions and Trade Control Laws (presently, Cuba, Iran, North Korea, Syria and the region of Crimea); or (ii) otherwise the target of any Sanctions and Trade Control Laws (including any list-based sanctions or restrictions) ((i) and (ii) collectively, the “Target of Sanctions and Trade Control Laws”).

(b)               The Company and its Subsidiaries are, and for the past five (5) years have been, in compliance with all applicable Sanctions and Trade Control Laws. None of the Company, any of its Subsidiaries, any of the Company’s or its Subsidiaries’ respective officers, directors, employees or, to the knowledge of the Company, agents, distributors, consultants or independent contractors has, within the past five (5) years directly or indirectly (i) conducted any business in or for the benefit of Cuba, Iran, Myanmar, North Korea, Sudan, Syria and the region of Crimea, unless authorized to do so under U.S. Law or by an appropriate U.S. Governmental Authority, or (ii) engaged in any transaction, activity or conduct with or for the benefit of any Person that is the Target of Sanctions and Trade Control Laws, unless authorized to do so under U.S. Law or by an appropriate U.S. Governmental Authority, if applicable, and by other applicable Governmental Authorities.

(c)               Neither the Company, nor any of its Subsidiaries, nor, to the knowledge of the Company, any of the Company’s or its Subsidiaries’ respective agents, distributors, consultants or independent contractors (i) is or has within the past five (5) years been the subject of a claim or allegation relating to any potential violation of the Sanctions and Trade Control Laws or (ii) has, in the past five (5) years, received any notice or other communication from, or made a voluntary disclosure to, any Governmental Authority regarding any actual, alleged or potential violation of, or failure to comply with, any Sanctions and Trade Control Laws, irrespective of whether or not such notice, other communication, or voluntary disclosure, has been resolved.

(d)               The Company and its Subsidiaries maintain a system or systems of internal controls reasonably designed to (i) ensure compliance with the Sanctions and Trade Control Laws and (ii) prevent and detect violations of the Sanctions and Trade Control Laws.

5.28        Company Transaction Expenses. Schedule 5.28 sets forth a complete and correct list, as of the date of this Agreement, of the Company Transaction Expenses incurred and reasonably anticipated to be incurred through the Closing.

5.29        Registration Statement and Proxy Statement. On the date the Proxy Statement is first mailed to Monocle’s stockholders, and at the time of the Monocle Stockholders’ Meeting, none of the information furnished by or on behalf of the Company or the Holder Representative in writing specifically for inclusion in the Registration Statement or Proxy Statement will include any untrue statement of material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that the Company makes no representations or warranties as to the information contained in or omitted from the Registration Statement or Proxy Statement (a) that is modified in any material respect by any Monocle Party or any of their respective Affiliates or representatives without the Company’s prior written approval or (b) in reliance upon and in conformity with information furnished in writing by or on behalf of any Monocle Party or any of their respective Affiliates specifically for inclusion in the Registration Statement or Proxy Statement.

5.30        No Additional Representations and Warranties; No Outside Reliance. Except for the express representations and warranties provided in this Article V (including the Schedules), and the representations and warranties as may be provided in other agreements entered into in connection with the transactions contemplated by this Agreement, neither the Company nor any of its Subsidiaries or Affiliates, nor any of their respective directors, managers, officers, employees, equity holders, partners, members, advisors, agents or representatives has made, or is making, any representation or warranty of any kind or nature whatsoever, oral or written, express or implied, relating to or with respect to this Agreement or the transactions contemplated hereby to any Monocle Party. Neither the Company nor any of its Subsidiaries or Affiliates, nor any of their respective directors, managers, officers, employees, equity holders, partners, members, advisors, agents or representatives has made, or is making, any representation or warranty of any kind or nature whatsoever, oral or written, express or implied, relating or with respect to any financial information, financial projections, forecasts, budgets or any other document or information made available to any Monocle Party or any other Person (including information in the “data site” maintained by or on behalf of the Company or provided in any formal or informal management presentation) except for the representations and warranties made by the Company to the Monocle Parties in this Article V (including the Schedules). Each of the Company and its Subsidiaries hereby expressly disclaims any representations or warranties other than those expressly given by the Company in this Article V (as modified by the Schedules), and as may be provided in other agreements entered into in connection with the transactions contemplated by this Agreement. EXCEPT AS OTHERWISE SPECIFICALLY PROVIDED IN THIS ARTICLE V (INCLUDING THE SCHEDULES), THE COMPANY MAKES NO OTHER REPRESENTATIONS OR WARRANTIES TO THE MONOCLE PARTIES, ORAL OR WRITTEN, EXPRESS OR IMPLIED, WITH RESPECT TO THE COMPANY OR ITS SUBSIDIARIES OR THEIR RESPECTIVE BUSINESSES, OPERATIONS, PROPERTIES, LIABILITIES OR OBLIGATIONS, WHETHER ARISING BY STATUTE OR OTHERWISE IN LAW, INCLUDING ANY IMPLIED WARRANTY OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE OR OTHERWISE. The Company acknowledges and agrees that, except for the representations and warranties contained in Article VI (as modified by the Schedules), none of the Monocle Parties or any of its Subsidiaries or Affiliates nor any other Person has made or is making any representation or warranty, express or implied, as to the accuracy or completeness of any information, data, or statement regarding any of the Monocle Parties or the transactions contemplated hereunder, including in respect of the Monocle Parties, the business, the operations, prospects, or condition (financial or otherwise), or the accuracy or completeness of any document, projection, material, statement, or other information not expressly set forth in Article VI (as modified by the Schedules). The Company is not relying on any representations or warranties other than those representations or warranties set forth in Article VI (as modified by the Schedules).

Article VI.
REPRESENTATIONS AND WARRANTIES OF THE MONOCLE PARTIES

Except as set forth in the Schedules to this Agreement, Monocle represents and warrants to the Company as of the date hereof and as of the Closing as follows:

6.1          Corporate Organization.

(a)               Each of the Monocle Parties and Parent have been duly incorporated, organized or formed and is validly existing and in good standing under the Laws of the State of Delaware and have the corporate or limited liability company power and authority to own or lease its properties and to conduct its business as it is now being conducted.

(b)               A true and complete copy of the certificate of incorporation or certificate of formation, as applicable, of each Monocle Party and Parent, each certified by the Secretary of State of the State of Delaware, and a true and correct copy of the bylaws or operating agreement, as applicable, of each Monocle Party and Parent have been made available by Monocle to the Company and each is in full force and effect and each of the Monocle Parties or Parent are not in violation of any of the provisions thereof.

(c)               Each of the Monocle Parties and Parent are duly licensed or qualified and, where applicable, in good standing as a foreign corporation or other entity in each jurisdiction in which the ownership of its property or the character of its activities is such as to require it to be so licensed or qualified or in good standing, as applicable.

6.2          Due Authorization.

(a)               Each of the Monocle Parties has all requisite corporate power and authority to execute and deliver this Agreement and to perform all obligations to be performed by it hereunder. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized and approved by the board of directors, board of managers or managing member, as applicable, of each Monocle Party, and no other corporate action or limited liability company action, as applicable on the part of any Monocle Party is necessary to authorize this Agreement (other than (x) the Monocle Stockholder Approval, (y) the adoption of this Agreement by NewCo in its capacity as the sole stockholder of Merger Sub 1 and Parent in its capacity as the sole member of Merger Sub 2, which adoptions will occur immediately following execution of this Agreement by Merger Sub 1 and Merger Sub 2, respectively, and (z) the adoption of this Agreement by Monocle in its capacity as the sole stockholder of NewCo, which adoption will occur immediately following the execution of this Agreement by NewCo). This Agreement has been duly and validly executed and delivered by each of the Monocle Parties and, assuming this Agreement constitutes a legal, valid and binding obligation of the other parties hereto, this Agreement constitutes a legal, valid and binding obligation of each of the Monocle Parties, enforceable against each of the Monocle Parties in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity.

(b)               The affirmative vote of the holders of a majority of the outstanding shares of Monocle Common Stock entitled to vote at the Monocle Stockholders’ Meeting, assuming a quorum is present, to approve the Merger Proposals are the only votes of any of Monocle’s capital stock necessary in connection with the entry into this Agreement by the Monocle Parties, and the consummation of the transactions contemplated hereby, including the Closing.

(c)               At a meeting duly called and held, the board of directors of Monocle has unanimously (i) determined that this Agreement and the transactions contemplated hereby are advisable and in the best interests of Monocle’s stockholders; (ii) determined that the fair market value of the Company is equal to at least 80% of the Trust Account; (iii) approved the transactions contemplated by this Agreement as a Business Combination; and (iv) resolved to recommend to the Pre-Closing Monocle Holders approval of the transactions contemplated by this Agreement.

6.3          No Conflict. Except as set forth on Schedule 6.3, the execution and delivery of this Agreement by the Monocle Parties and the consummation of the transactions contemplated hereby do not and will not (a) violate any provision of, or result in the breach of any applicable Law, or the certificate of incorporation, bylaws or other organizational documents of any Monocle Party or any Subsidiary of any Monocle Party (including Parent), or (b) assuming the receipt of the consents, approvals, authorizations and other requirements set forth in Section 6.5 or on Schedule 6.5, conflict with, violate or result in a breach of any provision of any Contract to which any Monocle Party or any Subsidiary of any Monocle Party (including Parent) is a party or by which any Monocle Party or any Subsidiary of any Monocle Party (including Parent) is bound, or terminate or result in a default (with or without notice or lapse of time, or both) or the loss of any right under, or create any right of termination, acceleration or cancellation of any Contract, or result in the creation of any Lien upon any of the properties or assets of any Monocle Party or any Subsidiary of any Monocle Party (including Parent) or constitute an event which, after notice or lapse of time or both, would reasonably be expected to result in any such violation, breach, termination or creation of a Lien, except to the extent that the occurrence of the foregoing would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of any Monocle Party to enter into and perform its obligations under this Agreement.

6.4          Litigation and Proceedings. There are no Actions (other than investigations), or, to the knowledge of Monocle, investigations, pending before or by any Governmental Authority or, to the knowledge of Monocle, threatened, against any Monocle Party or Parent that could, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of any Monocle Party to enter into or perform its obligations under this Agreement. There is no unsatisfied judgment or any open injunction binding upon any Monocle Party that could, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of any Monocle Party to enter into or perform its obligations under this Agreement.

6.5          Governmental Authorities; Consents. Assuming the representations and warranties of the Company contained in this Agreement are true, correct and complete, no consent, approval or authorization of, or designation, declaration or filing with, any Governmental Authority or other Person is required on the part of any Monocle Party with respect to any Monocle Party’s execution or delivery of this Agreement or the consummation of the transactions contemplated hereby, except for (a) applicable requirements of the HSR Act and (b) as otherwise disclosed on Schedule 6.5.

6.6          Monocle Capitalization.

(a)               The authorized capital stock of Monocle consists of (i) 5,000,000 shares of preferred stock, of which no shares of preferred stock are issued and outstanding as of the date hereof and (ii) 200,000,000 shares of Monocle Common Stock, of which 22,280,000 shares of Monocle Common Stock are issued and outstanding as of as of the date hereof. As of the date hereof, there are 17,967,500 shares of Monocle Common Stock reserved for issuance upon exercise of Monocle Warrants. The authorized capital stock of NewCo consists of (x) 5,000,000 shares of preferred stock, of which no shares of preferred stock are issued and outstanding and (y) 200,000,000 shares of NewCo Common Stock, of which 1 is issued and outstanding as of the date hereof. All of the issued and outstanding shares of Monocle Common Stock, preferred stock of Monocle and NewCo Common Stock have been duly authorized and validly issued and are fully paid and nonassessable. At the First Merger Effective Time, the authorized capital stock of NewCo will consist of (i) 5,000,000 shares of preferred stock, of which no shares of preferred stock will be issued and outstanding and (ii) 200,000,000 shares of NewCo Common Stock.

(b)               Except for the Monocle Warrants or as set forth on Schedule 6.6(b), there are no subscriptions, calls, options, warrants, rights or other securities convertible into or exchangeable or exercisable for shares of the Monocle Common Stock or NewCo Common Stock or the equity interests of Monocle or NewCo, or any other Contracts to which Monocle or NewCo is a party or by which Monocle or NewCo is bound obligating Monocle or NewCo to issue, transfer, register or sell, or cause to be issued, transferred, registered or sold, any shares of capital stock of, other equity interests in or debt securities of, Monocle or NewCo to grant, extend or enter into options, warrants, calls, rights, subscriptions or other securities. Other than the Monocle Stockholder Redemption Right, there are no outstanding contractual obligations of Monocle or NewCo to repurchase, redeem or otherwise acquire any securities or equity interests of Monocle or NewCo.

(c)               The NewCo Common Stock to be issued to the Holders or the holders of Monocle Common Stock hereunder upon the Closing will be duly authorized, validly issued, fully paid and non-assessable, and issued in compliance with all applicable federal securities Laws and will not be subject to, and not issued in violation of the NewCo Governing Documents, any subscriptions, calls, options, warrants, rights (including preemptive rights), commitments or Contracts to which NewCo is a party or by which NewCo is bound.

6.7          Business Activities.

(a)               Since its organization, Monocle has not conducted any business activities other than activities directed toward the accomplishment of a Business Combination. Except as set forth in the Monocle Governing Documents, there is no agreement, commitment, or Governmental Order binding upon Monocle or to which Monocle is a party which has or would reasonably be expected to have the effect of prohibiting or impairing the acquisition of the Company by Monocle or the conduct of business by Monocle as currently conducted or as contemplated to be conducted as of the Closing other than such effects which have not had and, would not reasonably be expected to have, a material adverse effect on the ability of Monocle to enter into and perform its obligations under this Agreement.

(b)               Except for this Agreement and the transactions contemplated hereby, Monocle does not own or have a right to acquire, directly or indirectly, any interest or investment (whether equity or debt) in any corporation, partnership, joint venture, business, trust or other entity which could reasonably be interpreted as constituting a Business Combination.

(c)               NewCo, Parent, Merger Sub 1 and Merger Sub 2 were formed solely for the purpose of effecting the transactions contemplated by this Agreement and have not engaged in any business activities or conducted any operations other than in connection with the transactions contemplated hereby and has no, and at all times prior to the First Merger Effective Time except as expressly contemplated by this Agreement, will have no, assets, liabilities or obligations of any kind or nature whatsoever other than those incident to its formation.

(d)               Except for this Agreement, and the agreements expressly contemplated hereby, as set forth on Schedule 6.7(d) or that would constitute Outstanding Monocle Expenses, none of the Monocle Parties is, and no Monocle Party has at any time been, party to any Contract with any Person that would require payments by Monocle in excess of $10,000 monthly, $100,000 in the aggregate with respect to any individual Contract or more than $500,000 in the aggregate when taken together with all other Contracts (other than the agreements expressly contemplated hereby and Contracts set forth on Schedule 6.7(d)).

(e)               Except as set forth on Schedule 6.7(e), there is no material liability, debt or obligation of any Monocle Party, except for liabilities, debts and obligations (i) reflected or reserved for on Monocle’s balance sheet for the quarter ended September 30, 2019 as reported on Form 10-Q or disclosed in the notes thereto, (ii) that have arisen since the date of Monocle’s balance sheet for the quarter ended September 30, 2019 in the ordinary course of the operation of business of Monocle or (iii) incurred in connection with the transactions contemplated by this Agreement.

6.8          Monocle SEC Documents; Controls.

(a)               Since November 19, 2018, Monocle has timely filed or furnished with the SEC all forms, reports, schedules and statements required to be filed or furnished under the means the Securities Act or the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (such forms, reports, schedules, and statements other than the Proxy Statement and the Registration Statement, the “SEC Documents”). As of their respective filing (or furnishing) dates, each of the SEC Documents, as amended (including all exhibits and schedules and documents incorporated by reference therein), complied in all materials respects with the applicable requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such SEC Documents, and none of the SEC Documents contained, when filed or, if amended prior to the date hereof, as of the date of such amendment with respect to those disclosures that are amended, any untrue statement of material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. None of the SEC Documents are the subject of ongoing SEC review or outstanding SEC comment and, to Monocle’s knowledge, neither the SEC nor any other Governmental Authority is conducting any investigation or review of any SEC Document. No notice of any SEC review or investigation of Monocle or the SEC Documents has been received by Monocle.

(b)               The financial statements of Monocle included in the SEC Documents, including all notes and schedules thereto, complied in all material respects when filed, or if amended prior to the date hereof, as of the date of such amendment, with the rules and regulations of the SEC with respect thereto, were prepared in accordance with GAAP (except as may be indicated in the notes thereto, or in the case of the unaudited statements, as permitted by Rule 10-01 of Regulation S-X of the SEC) and fairly present in all material respects in accordance with the applicable requirements of GAAP (except as may be indicated in the notes thereto, subject, in the case of the unaudited statements, to normal year-end audit adjustments that are not material) the financial position of Monocle, as of their respective dates, and the results of operations and cash flows of Monocle, for the periods presented therein.

(c)               Monocle has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act and the listing standards of Nasdaq). Monocle’s disclosure controls and procedures are designed to provide reasonable assurance regarding the reliability of Monocle’s financial reporting and the preparation of financial statements for external purposes in material conformity with GAAP and reasonably designed to ensure that material information relating to Monocle is accumulated and communicated to Monocle’s management as appropriate.

6.9          Listing. The issued and outstanding Monocle Common Stock are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on Nasdaq. There is no Action pending, or to the knowledge of Monocle, threatened against Monocle by Nasdaq or the SEC with respect to any intention by such entity to deregister any Monocle Common Stock or prohibit or terminate the listing of any Monocle Common Stock on Nasdaq. Monocle has taken no action that is designed to termination the registration of the Monocle Common Stock under the Exchange Act. Monocle has not received any notice from Nasdaq relating to the continued listing requirements of the Monocle Common Stock.

6.10        Registration Statement and Proxy Statement. At the First Merger Effective Time and the Effective Time, the Registration Statement, and when first filed in accordance with Rule 424(b) or filed pursuant to Section 14A, the Proxy Statement (or any amendment or supplement thereto), shall comply in all material respects with the applicable requirements of the Securities Act and the Exchange Act. On the date of any filing pursuant to Rule 424(b), the date the Proxy Statement is first mailed to Monocle’s stockholders, and at the time of the Monocle Stockholders’ Meeting, the Proxy Statement (together with any amendments or supplements thereto) will not include any untrue statement of material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that Monocle makes no representations or warranties as to the information contained in or omitted from the Registration Statement or Proxy Statement in reliance upon and in conformity with information furnished in writing to Monocle by or on behalf of the Company or the Holder Representative specifically for inclusion in the Registration Statement or the Proxy Statement.

6.11        Financial Ability.

(a)               As of the date of this Agreement, Monocle has received an executed debt commitment letter dated the date of this Agreement (the “Debt Commitment Letter”) from Wells Fargo Bank, N.A., pursuant to which the Debt Financing Sources have committed, on the terms and subject to (and only to) the conditions set forth therein, to provide to Monocle the Debt Financing in the aggregate amount set forth in the Debt Commitment Letter. A true, correct and complete copy of the Debt Commitment Letter and each fee letter related to the Debt Commitment Letter, to the extent applicable, as in effect on the date of this Agreement, has been provided to the Company.

(b)               Monocle has fully paid any and all commitment or other fees required by the Debt Commitment Letter to be paid on or before the date of this Agreement. As of the date hereof, the Debt Commitment Letter is valid and binding and in full force and effect, enforceable against Monocle and, to the knowledge of Monocle, against each other party thereto, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and to general principles of equity. There are no conditions precedent or other contingencies related to the Debt Financing, other than as expressly set forth under the Section titled “Conditions” in the Debt Commitment Letter, and as of the date hereof, none of the Monocle Parties is aware of any circumstance or condition that would reasonably be expected to result in any of the conditions to the Financing not being satisfied or the Financing not being available to the Monocle Parties on the Closing Date.

(c)               As of the date hereof, none of the respective commitments contained in the Debt Commitment Letter has been withdrawn or rescinded in any respect. As of the date hereof, neither Monocle nor any of its Affiliates has entered into any agreement, side letter or other arrangement relating to the Financing or transactions contemplated by this Agreement, other than as set forth in the Debt Commitment Letter (and any fee letter related to the Debt Commitment Letter). As of the date hereof, no financing source has notified Monocle or any of its Affiliates of such financing source’s intention to terminate or withdraw any of the Debt Financing.

6.12        Brokers’ Fees. Except fees described on Schedule 6.12 (which fees shall be deemed Outstanding Monocle Expenses), no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by this Agreement based upon arrangements made by Monocle or any of its Affiliates.

6.13        Solvency; Surviving Corporation After the Second Merger. None of the Monocle Parties is entering into this Agreement or the transactions contemplated hereby with the actual intent to hinder, delay or defraud either present or future creditors. Monocle (a) is solvent (in that both the fair value of its assets are not less than the sum of its debts and that the present fair saleable value of its assets are not less than the amount required to pay its probable liability on its recourse debts as they mature or become due), (b) has adequate capital and liquidity with which to engage in its business and (c) has not incurred and does not plan to incur debts beyond its ability to pay as they mature or become due.

6.14       Trust Account. As of the date of this Agreement, Monocle has (and, assuming no holders of Monocle Common Stock exercise the Monocle Stockholder Redemption Right, will have immediately prior to the Closing) at least $175,000,000 in the Trust Account, with such funds invested in United States Government securities meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act of 1940 and held in trust by the Trustee pursuant to the Trust Agreement. The Trust Agreement is in full force and effect and is a legal, valid and binding obligation of Monocle and the Trustee, enforceable in accordance with its terms. The Trust Agreement has not been terminated, repudiated, rescinded, amended, supplemented or modified, in any respect, and no such termination, repudiation, rescission, amendment, supplement or modification is contemplated. There are no side letters and (except for the Trust Agreement) there are no agreements, contracts, arrangements or understandings, whether written or oral, with the Trustee or any other Person that would (i) cause the description of the Trust Agreement in the Prospectus to be inaccurate in any material respect or (ii) entitle any Person (other than holders of Monocle Common Stock who shall have exercised their Monocle Stockholder Redemption Right) to any portion of the proceeds in the Trust Account. Prior to the Closing, none of the funds held in the Trust Account may be released except (A) to pay income and franchise Taxes from any interest income earned in the Trust Account and (B) to redeem shares of Monocle Common Stock pursuant to the Monocle Stockholder Redemption Right. There are no Actions pending or, to the knowledge of Monocle, threatened with respect to the Trust Account.

6.15        Outstanding Monocle Expenses. Schedule 6.15 sets forth a complete and correct list, as of the date of this Agreement, of the Outstanding Monocle Expenses incurred and reasonably anticipated to be incurred through the Closing.

6.16        No Outside Reliance. Except for the express representations and warranties provided in this Article VI (including the Schedules) or the representations and warranties as may be provided in the other agreements entered into in connection with the transactions contemplated by this Agreement, none of the Monocle Parties nor any other Person acting on their respective behalf has made, or is making, any representation or warranty of any kind or nature whatsoever, oral or written, express or implied. None of the Monocle Parties has made any representation or warranty, expressed or implied, as to the accuracy or completeness of any information regarding the Monocle Parties or otherwise, other than those representations and warranties expressly made in this Article VI or as may be provided in the other agreements entered into in connection with the transactions contemplated by this Agreement. Notwithstanding anything contained in this Agreement to the contrary, each of the Monocle Parties acknowledges and agrees that neither the Company nor any other Person is making any representations or warranties whatsoever, oral or written, express or implied, at law or in equity, other than those expressly given by the Company in Article V (as modified by the Schedules) or as may be provided in the other agreements entered into in connection with the transactions contemplated by this Agreement. Each of the Monocle Parties hereby expressly disclaims any representations or warranties other than those expressly given by the Company in Article V (as modified by the Schedules) or as may be provided in the other agreements entered into in connection with the transactions contemplated by this Agreement. Each of the Monocle Parties acknowledges and agrees that, except for the representations and warranties contained in Article V (as modified by the Schedules) or as may be provided in the other agreements entered into in connection with the transactions contemplated by this Agreement, the assets and the business of the Company and the Subsidiaries are being transferred on a “where is” and, as to condition, “as is” basis. Each of the Monocle Parties further acknowledges and agrees that, except for the representations and warranties contained in Article V (as modified by the Schedules) or as may be provided in the other agreements entered into in connection with the transactions contemplated by this Agreement, none of the Company or any of its Subsidiaries or Affiliates nor any other Person has made or is making any representation or warranty, express or implied, as to the accuracy or completeness of any information, data, or statement regarding the Company or any of the Subsidiaries of the Company or the transactions contemplated hereunder, including in respect of the Company, the business, the operations, prospects, or condition (financial or otherwise), or the accuracy or completeness of any document, projection, material, statement, or other information, not expressly set forth in Article V (as modified by the Schedules) or as may be provided in the other agreements entered into in connection with the transactions contemplated by this Agreement. Each of the Monocle Parties acknowledges and agrees that it has conducted to its satisfaction its own independent investigation, review and analysis of the business, operations, assets, liabilities, results of operations, financial condition, technology and prospects of the business and operations of the Company and its Subsidiaries, which investigation, review and analysis was done by each of the Monocle Parties and their representatives and advisors, and in making its determination to proceed with the transactions contemplated hereunder, each of the Monocle Parties has relied on the results of its own independent investigation, as well as on the representations and warranties contained in Article V (as modified by the Schedules) or as may be provided in the other agreements entered into in connection with the transactions contemplated by this Agreement, and the Monocle Parties are not relying on any representations or warranties other than those representations or warranties set forth in Article V (as modified by the Schedules) or as may be provided in the other agreements entered into in connection with the transactions contemplated by this Agreement. Each of the Monocle Parties acknowledges that it and its representatives and advisors have been provided access to the personnel, properties, premises and records of the Company and its Subsidiaries for such purpose. Each of the Monocle Parties acknowledges that it is an informed and sophisticated Person, and has engaged advisors experienced in the evaluation and purchase of companies such as the Company and the Subsidiaries of the Company as contemplated hereunder. Each of the Monocle Parties acknowledges and agrees that it has conducted to its satisfaction its own independent investigation, review and analysis of the business, operations, assets, liabilities, results of operations, financial condition, technology and prospects of the business and operations of the Company and its Subsidiaries, which investigation, review and analysis was done by each of the Monocle Parties and their representatives and advisors, and in making its determination to proceed with the transactions contemplated hereunder, each of the Monocle Parties has relied on the results of its own independent investigation, as well as on the representations and warranties contained in Article V (as modified by the Schedules) and on the representations and warranties as may be provided in the other agreements entered into in connection with the transactions contemplated by this Agreement. Each of the Monocle Parties acknowledges that it and its representatives and advisors have been provided access to the personnel, properties, premises and records of the Company and its Subsidiaries for such purpose. Each of the Monocle Parties acknowledges that it is an informed and sophisticated Person, and has engaged advisors experienced in the evaluation and purchase of companies such as the Company and the Subsidiaries of the Company as contemplated hereunder.

6.17        Investment Intent. Monocle acknowledges that neither the offer nor the sale of the Common Stock has been registered under the U.S. Securities Act of 1933, as amended (together with the rules and regulations promulgated thereunder, the “Securities Act”), or under any state or foreign securities laws. Monocle is acquiring the Common Stock for its own account and not with a view to or for sale in connection with any distribution (within the meaning of the Securities Act) thereof in violation of applicable securities Laws.

Article VII.
COVENANTS OF THE COMPANY

7.1          Conduct of Business. From the date of this Agreement until the earlier of the Closing Date or the termination of this Agreement in accordance with its terms (the “Interim Period”), the Company shall, and shall cause its Subsidiaries to, except as expressly required by this Agreement, as consented to by Monocle in writing (which consent shall not be unreasonably conditioned, withheld or delayed) or as required by Law, operate its business in the ordinary course, including using reasonable best efforts to preserve the business of the Company, maintain the services of its officers and key employees and the existing business relationships of the Company (to the extent the maintenance of such relationships continues to be in the best interests of the Company and its Subsidiaries). Without limiting the generality of the foregoing, except as set forth on Schedule  7.1, as required by Law or as consented to by Monocle in writing (which consent shall not be unreasonably conditioned, withheld or delayed), during the Interim Period, the Company shall not, and the Company shall cause its Subsidiaries not to:

(a)               change, amend or propose to amend the certificate of incorporation, the Certificate of Designation, bylaws or other organizational documents of the Company or any of its Subsidiaries;

(b)               make or declare any dividend or distribution (whether in the form of cash or other property), except for dividends and distributions by a direct or indirect wholly-owned subsidiary of the Company to the Company or a direct or indirect wholly-owned Subsidiary of the Company;

(c)               other than in the ordinary course of business, (i) modify, terminate (excluding any expiration in accordance with its terms), waive, or fail to enforce any material right or remedy under any Contract of a type required to be listed on Schedule 5.13(a) or any lease related to the Leased Real Property, or (ii) enter into any real property lease, sublease or occupancy agreement or any other Contract that would have been required to be listed on Schedule 5.13(a) if in effect on the date hereof;

(d)               except as required by the terms of the Company Benefit Plans in effect on the date hereof and as made available to the Monocle Parties, (i) grant any increase in, or accelerate payment of, compensation or benefits to any employee or service provider of the Company or any of its Subsidiaries, other than increases in cash compensation in the ordinary course of business that do not in the aggregate exceed three percent (3%) of the aggregate amount of annual pre-tax cash compensation of all employees of the Company and its Subsidiaries in effect as of the date hereof, (ii) adopt, enter into, terminate, amend, or renew any Company Benefit Plan or Labor Contract, (iii) pay any bonus or incentive compensation in excess of the amount earned based on actual performance, other than bonuses or incentive compensation payable in the ordinary course of business consistent with past practice (which, for the avoidance of doubt, shall not include any “change of control,” transaction or retention bonuses or payments or other similar arrangements that are not in effect as of the date hereof), (iv) grant any new awards, amend the terms of outstanding awards or, other than increases in cash compensation in the ordinary course of business that do not in the aggregate exceed three percent (3%) of the aggregate amount of annual pre-tax cash compensation of all employees of the Company and its Subsidiaries in effect as of the date hereof, change the compensation opportunity under any Company Benefit Plan (v) pay any severance in excess of what is legally required, (vi) take any action to fund or secure the payment of any amounts under any Company Benefit Plan, (vii) hire, retain, or terminate (other than for “cause”) any employee or individual consultant with annual cash compensation opportunities in excess of $350,000, or (viii) approve of, or consent to, any action of any Affiliate of the Company or any Subsidiary of the Company that would require Monocle’s consent pursuant to this Section 7.1(d) if taken by the Company or any of its Subsidiaries, or agree to reimburse or make whole any such Affiliate for any such action;

(e)               directly or indirectly adjust, split, combine, subdivide, issue, pledge, deliver, award, grant redeem, purchase or otherwise acquire or sell, or authorize or propose the issuance, pledge, delivery, award, grant or sale (including the grant of any encumbrances) of, any shares of capital stock of the Company, including any class of Common Stock or Preferred Stock, any securities convertible into or exercisable or exchangeable for any such shares, or any rights, warrants or options to acquire, any such shares or any phantom stock, phantom stock rights, stock appreciation rights or stock based performance units;

(f)                acquire by merger or consolidation, or merge or consolidate with, or purchase substantially all of the assets of, any corporation, partnership, association, joint venture or other business organization or division thereof, other than in connection with any acquisition of aircraft, airframes, engines, or aircraft or engine parts in the ordinary course of business and not otherwise prohibited by this Section 7.1;

(g)               (i) repurchase, prepay, redeem or incur, create, assume or otherwise become liable for any indebtedness for borrowed money, including by way of a guarantee or an issuance or sale of debt securities, or issue or sell options, warrants, calls or other rights to acquire any debt securities of the Company or any of its Subsidiaries, enter into any “keep well” or other Contract to maintain any financial statement or similar condition of another Person, or enter into any arrangement having the economic effect of any of the foregoing, in each case, other than any borrowings or extensions of credit under the Credit Documents (which, for the avoidance of doubt, shall not be amended after the date of this Agreement), (ii) make any loans, advances or capital contributions to, or investments in, any other Person other than another direct or indirect wholly-owned Subsidiary of the Company, (iii) other than in the ordinary course of business consistent with past practice cancel any debts or other amounts owed to the Company or (iv) commit to do any of the foregoing;

(h)               make any payment to an Affiliate (other than a Subsidiary), except (i) compensation to employees of the Company or any of its Subsidiaries in the ordinary course of business consistent with past practice in accordance with Section 7.1(d), (ii) as set forth on Schedule  7.1 or (iii) pursuant to Sections 2.2, 5.1 and 6.6 of the Management Services Agreement;

(i)                make or change any material Tax election, adopt or change any material Tax accounting method, settle or compromise any material Tax liability, enter into any closing agreement within the meaning of Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign Tax Law), file any amended material Tax Return, consent to any extension or waiver of the statute of limitations regarding any material amount of Taxes, settle or consent to any claim or assessment relating to any material amount of Taxes or consent to any waiver of the statute of limitations for any such claim or assessment;

(j)                assign, transfer, license or abandon any material Intellectual Property owned by the Company or any of its Subsidiaries or terminate or abandon any license agreement with a third party involving material Intellectual Property rights;

(k)               enter into any agreement that restricts the ability of the Company or any of its Subsidiaries to engage or compete in any line of business or that obligates the Company to grant exclusive or preferential rights or “most favored nation” status to any Person, or enter into any agreement that restricts the ability of the Company or any of its Subsidiaries to enter a new line of business;

(l)                enter into, renew or amend any Affiliate Agreement;

(m)              (i) discharge, settle, compromise, satisfy or consent to any entry of any judgment with respect to any pending or threatened Action that (A) results in any material restriction on the Company or (B) results in a payment of greater than $200,000 individually or $500,000 in the aggregate, or (ii) waive, release or assign any material claims or rights of the Company;

(n)               sell, lease, exchange, mortgage, pledge, create any Liens (other than Permitted Liens) on, transfer or otherwise dispose of, or agree to sell, lease, exchange, mortgage, pledge, transfer or otherwise create any Liens (other than Permitted Liens) on or dispose of, any assets of the Company or any of its Subsidiaries except for dispositions of or leases of assets in the ordinary course of business;

(o)               merge or consolidate itself or its Subsidiaries with any Person, restructure, reorganize or completely or partially liquidate or dissolve, or adopt or enter into a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of, the Company or any of its Subsidiaries (other than the Second Merger);

(p)               make any change in financial accounting methods, principles or practices materially affecting the reported consolidated assets, liabilities or results of operations of the Company and its Subsidiaries, except insofar as may have been required by a change in GAAP or Law or to obtain compliance with PCAOB auditing standards;

(q)           write up, write down or write off the book value of any of its assets, other than as may be required by GAAP;

(r)            permit any insurance policies listed in Schedule 5.18 to be cancelled or terminated without using commercially reasonable efforts to prevent such cancellation or termination;

(s)           other than in the ordinary course of business consistent with past practice, (A) accelerate or delay collection of notes or accounts receivable generated by the Company or any of its Subsidiaries in advance of or beyond their regular due dates or the dates when the same would have been collected in the ordinary course of business consistent with past practice; or (B) delay or accelerate payment of any account payable or other liability of the Company or any of its Subsidiaries beyond or in advance of its due date or the date when such liability would have been paid in the ordinary course of business;

(t)            make any commitments for capital expenditures (excluding, for the avoidance of doubt, any expenditures related to the acquisition of whole aircraft, whole engines, airframes or aircraft parts and the maintenance or overhaul thereof) with respect to the Company which are in excess of $400,000 individually;

(u)           make any commitments for expenditures related to the acquisition of whole aircraft, whole engines or airframes which are in excess of $30,000,000 in the aggregate, which amount shall be calculated net of any proceeds received by the Company or any of its Subsidiaries in respect of the sale of whole aircraft, whole engines or airframes by the Company or any of its Subsidiaries from and after October 31, 2019 (other than proceeds from sales of aircraft set forth on Schedule 7.1(u)); or

(v)           enter into any agreement to do any action prohibited under this Section 7.1.

Prior to the Closing, each of the Company and Monocle shall exercise, consistent with the other terms and conditions of this Agreement, complete control and supervision over their respective businesses and shall not interfere with or control, or attempt to interfere with or control the business of the other party.

7.2           Inspection. The Company shall, and shall cause its Subsidiaries to, afford to Monocle and its officers, employees, accountants, counsel, financing sources and other representatives reasonable access during the Interim Period, during normal business hours, in such manner reasonably calculated to minimize disruptions with the normal operation of the Company and its Subsidiaries, to all of their respective properties, books and records (including, but not limited to, Tax Returns and work papers of and correspondence with the Company’s independent auditors), Contracts, commitments, customers, vendors and other business relations and officers and employees of the Company and its Subsidiaries, and shall furnish such representatives with all financial and operating data and other information concerning the affairs of the Company and its Subsidiaries as such representatives may reasonably request in connection with the consummation of this Agreement or the transactions contemplated hereby (including consummation of the Financing); provided, however, that (i) any investigation shall be conducted in accordance with all applicable competition Laws, shall only be upon reasonable notice and shall be at Monocle’s sole cost and expense; (ii) the Monocle Parties and their representatives shall not contact or otherwise communicate with the officers, employees, customers or vendors of the Company or its Subsidiaries, unless, in each case, approved in advance by the Company (such approval not be unreasonably withheld, conditioned or delayed); and (iii) Monocle and its representatives shall not be permitted as part of such access to perform any environmental sampling at any Leased Real Property, including sampling of soil, groundwater, surface water, building materials, or air or wastewater emissions. All information obtained by the Monocle Parties and their respective representatives under this Agreement shall be subject to the Confidentiality Agreement. During any visits to any offices, properties or sites of or leased by the Company or any of its Subsidiaries permitted by this Section 7.2, Monocle shall comply, and shall cause its representatives to comply, with all reasonable safety, health and security rules applicable to the premises being visited. At or promptly following the Closing, the Company shall deliver to Monocle five (5) DVDs (or other digital storage device) containing copies of each document contained in the data room.

7.3           HSR Act and Regulatory Approvals. In connection with the transactions contemplated by this Agreement, the Company shall (and, to the extent required, shall cause its Affiliates to) comply promptly but in no event later than five (5) Business Days after the date of this Agreement with the notification and reporting requirements of the HSR Act. The Company shall (a) use reasonable best efforts to comply with any Information or Document Requests and (b) request early termination of any waiting period under the HSR Act.

7.4           Cooperation with Financing. The Company shall use reasonable best efforts to provide, and shall cause its Subsidiaries and their respective officers, directors, managers, employees and other representatives to use reasonable best efforts to provide, and shall use commercially reasonable efforts to cause its and their respective accountants, consultants and legal counsels to provide such assistance in connection with the arrangement of the Debt Financing. Such assistance shall include, but not be limited to using reasonable best efforts to:

(a)           furnish, or cause to be furnished to (i) Monocle or the Debt Financing Sources the historical financial statements of the Company and its Subsidiaries as required by (and on or prior to the times required) the Section titled “Conditions” in the Debt Commitment Letter and (ii) Monocle such other pertinent financial and other information reasonably necessary to enable Monocle to prepare the pro forma financial information as required by (and on or prior to the times required) the Section titled “Conditions” in the Debt Commitment Letter (provided that the Company shall be required to deliver only the information required by this clause (ii) that may reasonably be obtained from its books and records without undue effort or expense, and the Company and its Subsidiaries shall have no obligation to prepare such pro forma financial statements or to provide (A) any information related to any Monocle Party or any of their pre-Closing Affiliates or any information not directly related to the acquisition of the Company by Monocle, (B) the pro forma capitalization of the Company after giving effect to the Closing, the Financing and the refinancing or repayment of any Funded Debt in connection therewith, (C) any adjustments, assumptions, estimates or projections, or other information in connection with the potential purchase price accounting treatment of the Mergers, or (D) any assumptions with respect to equity or indebtedness outstanding as a result of the Financing, any interest expense, fees, original issue discount, or other economics in connection with the Financing, or any fees and expenses of any Person (other than the Company and its Subsidiaries) incurred or otherwise payable in connection with the consummation of the Mergers and the other transactions contemplated hereby, it being understood, however, that the Company will assist the Monocle Parties with the preparation of pro forma financial information and pro forma financial statements to the extent reasonably requested by Monocle or the Debt Financing Sources to be included in any offering document);

(b)           provide reasonable assistance to Monocle in its preparation of (i) customary rating agency presentations and (ii) bank books, confidential information memoranda, private placement memoranda, and any other documents customary for the Debt Financing (including a “private” supplement to any such materials) regarding the Company and its Subsidiaries, including information relating to the transactions contemplated hereunder that customarily would be provided to lenders in the syndicated loan market and provide customary authorization and/or management representation letters to the Debt Financing Sources authorizing the distribution of information to prospective lenders or holders;

(c)           assist Monocle in procuring a public corporate credit rating and a public corporate family rating in respect of the relevant borrower under the Debt Financing and public ratings for any of the Debt Financing;

(d)           cause the Company’s and its Subsidiaries’ management teams, with appropriate seniority and expertise, to participate in a reasonable number of meetings, lender or investor presentations, road shows, due diligence sessions, drafting sessions and meetings with prospective lenders, ratings agencies and investors, in each case, upon reasonable advance notice and at mutually agreed times;

(e)           (i) cause the Company’s and its Subsidiaries’ management teams, with appropriate seniority and expertise, to assist in the negotiation of the principal definitive documents for the Debt Financing and (ii) facilitate the execution and delivery at the Closing of customary definitive documents for the Debt Financing, including by requesting that the appropriate officers of the Company and each of its Subsidiaries be available upon reasonable notice to Monocle and its counsel to sign definitive documents with respect to the Debt Financing and related customary officer’s certificates, secretary’s certificates, perfection certificates and certificate of the chief financial officer of the Company with respect to due diligence matters related to the offering memorandum and solvency matters in the form set forth as an annex to the Debt Commitment Letter (in each case to be held in escrow pending the Effective Time) in anticipation of the Closing;

(f)            facilitate the pledging, granting of security interests in, and otherwise granting of liens on, the property and assets of the Company and its Subsidiaries, including taking all actions reasonably necessary or advisable to establish bank and other accounts and blocked account agreements in connection with the Debt Financing and delivery of possessory collateral (such as certificated equity and promissory notes) within its possession to the Debt Financing Sources at, and subject to the occurrence of, Closing;

(g)           at least four (4) Business Days prior to the Closing, providing all documentation and other information about the Company as is reasonably requested by the Debt Financing Sources at least nine (9) Business Days prior to the Closing Date with respect to applicable “know your customer” and anti-money laundering rules and regulations including without limitation the Patriot Act;

(h)           take such actions as are reasonably requested by Monocle and within the Company’s control to facilitate the satisfaction on a timely basis of all conditions precedent to obtaining the Debt Financing;

(i)            request and facilitate its independent auditors to (A) provide, consistent with customary practice, customary auditors consents (including consents of accountants for use of their reports in any material relating to the Debt Financing) and customary comfort letters (including “negative assurance” comfort and change period comfort) with respect to the financial information relating to the Company and its Subsidiaries as reasonably requested by Monocle or as necessary or customary for financing similar to the Debt Financing and (B) attend accounting due diligence sessions and drafting sessions; and

(j)            take all actions reasonably requested by Monocle to permit the Debt Financing Sources to evaluate the inventory, current assets, other borrowing-base assets, cash management and accounting systems, policies and procedures relating thereto, and assisting the Monocle Parties in the preparing of any certificate with respect to the borrowing base; provided, that, in the case of each of clauses (a) through (j) above, (A) none of the Company, any of its Subsidiaries or any of their respective officers, directors, managers, employees, accountants, consultants, legal counsel, agents or other representatives shall be required to pay (or agree to pay) any commitment or other fee, provide any indemnities or incur any liability or enter into any agreement in connection with the Debt Financing, (B) the Company and its Subsidiaries and their respective officers and employees shall not be required to take any action that would unreasonably interfere with the operation of the business of the Company and its Subsidiaries, (C) the Company and its Subsidiaries shall not be required to authorize, approve, execute or deliver any documents or instruments in connection with the Financing (other than a customary authorization and representation letter for use in connection with the marketing of the Debt Financing), except for the execution and delivery of such documents and instruments that is conditioned upon, and not effective until, the consummation of the Closing (and which execution and delivery shall be authorized and approved exclusively by the post-Closing directors, managers or members of the applicable governing body of such Person), (D) the Company and its Subsidiaries shall not be required to disclose any information that is legally privileged and (E) the Company and its Subsidiaries shall not be required to take any action that would reasonably be expected to conflict with, or result in any violation of or default (or an event that, with or without notice or lapse of time or both, would become a default) under, or give rise to a right of termination, cancelation or acceleration of any obligation or to loss of a material benefit under, or to increased, additional, accelerated or guaranteed rights or entitlements of any person under, any Law, any organizational documents of Company or its Subsidiaries, or any material Contract to which Company or its Subsidiaries is a party or by which any of their respective properties or assets is bound.

(k)           In addition to the obligations set forth in the preceding provisions of this Section 7.4, the Company shall use reasonable best efforts to provide, and shall cause its Subsidiaries and their respective officers, directors, managers, employees and other representatives to use reasonable best efforts to provide, and shall use commercially reasonable efforts to cause its and their respective accountants, consultants and legal counsels to provide, in connection with the arrangement of any equity financing by the Monocle Parties undertaken in order to facilitate the consummation of the transactions contemplated by this Agreement (the “Equity Financing”), the financial information contemplated by Section 7.4(a) to any prospective source of such equity financing. In addition, the Company shall use reasonable best efforts to cause the Company’s and its Subsidiaries’ management teams, with appropriate seniority and expertise, to participate in a reasonable number of meetings, presentations, road shows, due diligence sessions, drafting sessions and meetings with prospective sources of such equity financing, in each case, upon reasonable advance notice and at mutually agreed times.

(l)            In the case of the foregoing provisions of this Section 7.4, (A) none of the Company, any of its Subsidiaries or any of their respective officers, directors, managers, employees, accountants, consultants, legal counsel, agents or other representatives shall be required to pay (or agree to pay) any commitment or other fee, provide any indemnities or incur any liability or enter into any agreement in connection with the Debt Financing or the Equity Financing, (B) the Company and its Subsidiaries and their respective officers and employees shall not be required to take any action that would unreasonably interfere with the operation of the business of the Company and its Subsidiaries, (C) the Company and its Subsidiaries shall not be required to authorize, approve, execute or deliver any documents or instruments in connection with the Equity Financing or the Debt Financing (other than a customary authorization and representation letter for use in connection with the marketing of the Debt Financing), except for the execution and delivery of such documents and instruments that is conditioned upon, and not effective until, the consummation of the Closing (and which execution and delivery shall be authorized and approved exclusively by the post-Closing directors, managers or members of the applicable governing body of such Person), (D) the Company and its Subsidiaries shall not be required to disclose any information that is legally privileged and (E) the Company and its Subsidiaries shall not be required to take any action that would reasonably be expected to conflict with, or result in any violation of or default (or an event that, with or without notice or lapse of time or both, would become a default) under, or give rise to a right of termination, cancelation or acceleration of any obligation or to loss of a material benefit under, or to increased, additional, accelerated or guaranteed rights or entitlements of any person under, any Law, any organizational documents of Company or its Subsidiaries, or any material Contract to which Company or its Subsidiaries is a party or by which any of their respective properties or assets is bound. Monocle shall promptly, upon request by the Holder Representative, reimburse the Company and its Subsidiaries for all reasonable and documented out-of-pocket costs and expenses of the Company’s third party advisors incurred by the Company in connection with the cooperation of the Company and its Subsidiaries contemplated by this Section 7.4. The Company and its Subsidiaries hereby consent to the use of their logos in connection with the Debt Financing, but only to the extent such use is reasonably necessary in connection therewith and such logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage the Company or any of its Subsidiaries or the reputation or goodwill of the Company or any of its Subsidiaries and in all events, in accordance with the Company’s reasonable policy relating to the use of logos. Notwithstanding anything to the contrary in this Agreement, it is understood and agreed that the condition set forth in Section 10.2(a)(i), as it applies to the Company’s obligations under this Section 7.4, shall be deemed satisfied unless a condition precedent to the Debt Financing set forth in the Debt Commitment Letter (as in effect on the date of this Agreement), has not been satisfied as a direct result of the Company’s willful and material breach of its obligations under this Section 7.4.

7.5           Representation and Warranty Insurance.

(a)           The Company agrees that following the date of this Agreement, until the earlier of the termination of this Agreement in accordance with its terms or the Effective Time, the Company shall use commercially reasonable efforts to assist Monocle (at Monocle’s sole cost and expense) in obtaining a customary representation and warranty insurance policy or policies, to be issued at or prior to the Effective Time by an insurance carrier selected by Monocle in the name and for the benefit of Monocle or any of its Affiliates, covering certain potential Damages for which Monocle or any of its Affiliates may be entitled to as a result of breaches or inaccuracies in connection with the representations and warranties of the Company set forth in Article V.

(b)           With respect to any representation and warranty insurance policy obtained by Monocle or its Affiliates in connection with this Agreement, Monocle agrees (on behalf of itself and the Surviving Corporation following the Closing) that such policy will at all times provide that the insurer thereunder: (A) waives and agrees not to pursue, directly or indirectly, any subrogation rights against any Holder or any of their respective Affiliates, except in the case of Fraud and (B) agrees that none of Monocle or any of its Affiliates will have any obligation to pursue any claims against any Holder or any of their respective Affiliates.

7.6           Termination of Certain Agreements. On and as of the Closing, the Company shall take all actions necessary to cause the Contracts listed on Schedule 7.6 to be terminated without any further force and effect, and there shall be no further obligations of any of the relevant parties thereunder following the Closing.

7.7           Company Real Property Certificate. Prior to or at the Closing, the Company shall deliver to Monocle a statement, dated as of the Closing Date, in accordance with Treasury Regulation Sections 1.897-2(h) and 1.1445-2(c)(3) certifying that interests in the Company are not “United States real property interests.”

7.8           No Shop. During the Interim Period, the Company (a) shall immediately cease and cause to be terminated, shall cause its Subsidiaries, and shall cause it and its Subsidiaries representatives to immediately cease and cause to be terminated, all existing activities, discussions, negotiations and communications, if any, with any Persons with respect to any purchase of any of the Company’s equity securities (other than any purchases of equity securities from employees of the Company or any of its Subsidiaries) or any merger or sale of substantial assets involving the Company or any of its Subsidiaries, other than immaterial assets or assets sold in the ordinary course of business consistent with past practice (each such acquisition transaction, an “Acquisition Transaction”), (b) shall not take, nor shall it permit any of its Affiliates, officers, directors, employees or representatives to take, any action to solicit, initiate or engage in discussions or negotiations with, or enter into any binding agreement with any Person (other than the Monocle Parties and/or any of their Affiliates) concerning an Acquisition Transaction, (c) shall not provide (and shall not permit its Subsidiaries to provide) and shall promptly, and in any event, within twenty-four (24) hours of the date of this Agreement, terminate access of any third Person (other than the Monocle Parties and/or any of their Affiliates) to any data room (virtual or actual) containing any of the Company’s (or any Subsidiary of the Company’s) confidential information; and (d) shall promptly request the return of any confidential information provided to any Person in connection with a prospective Acquisition Transaction and, in connection therewith, shall demand that all such Persons provide prompt written certification of the return or destruction of all such information, copies of which the Company shall promptly provide to Monocle. Notwithstanding the foregoing, the Company may respond to any unsolicited proposal regarding an Acquisition Transaction only by indicating that the Company has entered into a binding definitive agreement with respect to a sale of the Company and is unable to provide any information related to the Company or any of its Subsidiaries or entertain any proposals or offers or engage in any negotiations or discussions concerning an Acquisition Transaction.

7.9           Trust Account Waiver. Notwithstanding anything else in this Agreement, the Company and the Company Stockholders acknowledge that they have read the prospectus dated February 6, 2019 (the “Prospectus”) and understand that Monocle has established the Trust Account for the benefit of the Pre-Closing Monocle Holders and that Monocle may disburse monies from the Trust Account only (a) to Monocle in limited amounts from time to time in order to permit Monocle to pay its operating expenses, (b) if Monocle completes the transactions which constitute a Business Combination, then to those Persons and in such amounts as described in the Prospectus, and (c) if Monocle fails to complete a Business Combination within the allotted time period and liquidates, subject to the terms of the Trust Agreement, to Monocle in limited amounts to permit Monocle to pay the costs and expenses of its liquidation and dissolution, and then to the Pre-Closing Monocle Holders. All liabilities and obligations of Monocle due and owing or incurred at or prior to the Closing shall be paid as and when due, including all amounts payable (x) to the Pre-Closing Monocle Holders in the event they elect to have their shares redeemed in accordance with Monocle Governing Documents and/or the liquidation of Monocle, (y) to Monocle after, or concurrently with, the consummation of a Business Combination, and (z) to Monocle in limited amounts for its operating expenses and Tax obligations incurred in the ordinary course of business consistent with past practice. The Company and the Company Stockholders further acknowledge that, if the transactions contemplated by this Agreement (or, upon termination of this Agreement, another Business Combination) are not consummated by November 11, 2020, Monocle will be obligated to return to the Pre-Closing Monocle Holders the amounts being held in the Trust Account, unless such date is otherwise extended. Upon the Closing, Monocle shall cause the Trust Account to be disbursed to Monocle and as otherwise contemplated by this Agreement. Accordingly, the Company and the Company Stockholders, for each of themselves and their respective subsidiaries, affiliated entities, directors, officers, employees, stockholders, representatives, advisors and all other associates and Affiliates, hereby waive all rights, title, interest or claim of any kind to collect from the Trust Account any monies that may be owed to them by Monocle for any reason whatsoever, including for a breach of this Agreement by Monocle or any negotiations, agreements or understandings with Monocle (whether in the past, present or future), and will not seek recourse against the Trust Account at any time for any reason whatsoever, in each case except as expressly contemplated by this Agreement; provided, that (i) nothing herein shall serve to limit or prohibit the Company’s right to pursue a claim against Monocle for legal relief against assets held outside the Trust Account, for specific performance or other equitable relief, and (ii) nothing herein shall serve to limit or prohibit any claims that the Company may have in the future against Monocle’s assets or funds that are not held in the Trust Account (including any funds that have been released from the Trust Account and any assets that have been purchased or acquired with any such funds). This paragraph will survive the termination of this Agreement for any reason.

7.10         Section 280G. The Company shall use commercially reasonable efforts to obtain and deliver to Monocle, at least three (3) days prior to the Closing, a parachute payment waiver (each, a “Parachute Payment Waiver”) from each Person who the Company reasonably believes is a “disqualified individual” (within the meaning of Section 280G of the Code and the regulations promulgated thereunder), pursuant to which such disqualified individuals will waive any and all payments or other benefits contingent on the consummation of the transactions contemplated by this Agreement to the extent necessary so that no payment received (or retained) by such disqualified individual shall be a “parachute payment” under Section 280G of the Code (the “Waived Payments”). To the extent such waivers are obtained, the Company shall use all commercially reasonable efforts to obtain the approval by such number of its shareholders as is required by the terms of Section 280G(b)(5)(B) of the Code of the right of such disqualified individuals to receive the Waived Payments, with such vote to be obtained in a manner which satisfies all applicable requirements of Section 280G(b)(5)(B) of the Code and the regulations promulgated thereunder. Prior to seeking any such Parachute Payment Waiver or shareholder approval, the Company shall deliver to Monocle drafts of all waivers, consents, disclosures, supporting calculations, and other documents prepared in connection with such contemplated actions, and Monocle shall have a reasonable period of time to review and comment on all such documents (the Company’s acceptance of Monocle’s reasonable comments shall not be unreasonably withheld).

7.11         Notification of Certain Matters; Information Updates. The Company shall give prompt notice to Monocle of (a) the occurrence or non-occurrence of any event whose occurrence or non-occurrence, as the case may be, could reasonably be expected to cause any condition set forth in Section 10.2 not to be satisfied at any time from the date of this Agreement to the Effective Time; (b) any notice or other communication from any third Person alleging that the consent of such third Person is or may be required in connection with the Second Merger or the other transactions contemplated by this Agreement; (c) any regulatory notice, report or results of inspection from a Governmental Authority in respect of the transactions contemplated by this Agreement; and (d) any information or knowledge obtained by the Company that could reasonably be expected to materially affect the Company’s current projections, forecasts or budgets or estimates of revenues, earnings or other measures of financial performance for any period. The Company shall prepare in the ordinary course of business consistent with past practice, and deliver to the Monocle Parties promptly upon completion and promptly following any delivery to the members of the Company Board or to any of the Company Stockholders (but in any event no later than thirty (30) days after the end of the applicable fiscal month) unaudited consolidated financial statements for the Company and its Subsidiaries for each fiscal month ending after the date hereof (including, for the avoidance of doubt, December 2019), together with a copy of the standard monthly reporting package provided to the management of the Company.

7.12         Expense Report; Company Transaction Expenses.

(a)           The Company shall prepare and submit to Monocle no later than two (2) Business Days prior the Closing Date a final calculation of all Company Transaction Expenses, with written invoices and wire instructions for the payment thereof. Based on such summary, on the Closing Date, following the Closing, Monocle shall pay or cause to be paid by wire transfer of immediately available funds all such Company Transaction Expenses.

(b)           Monocle shall prepare and submit to the Company no later than two (2) Business Days prior to the Closing Date a final calculation of all Outstanding Monocle Expenses, with written invoices and wire instructions for the payment thereof. Based on such summary, on the Closing Date, Monocle shall cause to be paid by wire transfer of immediately available funds all such Outstanding Monocle Expenses.

Article VIII.
COVENANTS OF MONOCLE

8.1           Conduct of Business. During the Interim Period, except as set forth on Schedule  8.1, as contemplated by this Agreement, as required by Law or as consented to by the Company in writing (which consent shall not be unreasonably conditioned, withheld or delayed), Monocle shall not, and Monocle shall cause the other Monocle Parties and Parent not to:

(a)           change, amend or propose to amend (A) the Monocle Governing Documents or the certificate of incorporation, bylaws or other organizational documents of any Monocle Party or Parent or (B) the Trust Agreement or any other agreement related to the Trust Agreement;

(b)           make or declare any dividend or distribution (whether in the form of cash or other property);

(c)           other than any redemption made in connection with the Monocle Stockholder Redemption Right, directly or indirectly adjust, split, combine, subdivide, issue, pledge, deliver, award, grant redeem, purchase or otherwise acquire or sell, or authorize or propose the issuance, pledge, delivery, award, grant or sale (including the grant of any encumbrances) of, any shares of capital stock of any Monocle Party or Parent, including any class of common stock or preferred stock, any securities convertible into or exercisable or exchangeable for any such shares, or any rights, warrants or options to acquire, any such shares or any phantom stock, phantom stock rights, stock appreciation rights or stock based performance units, and including, for the avoidance of doubt, in connection with the Equity Financing or any other equity financing of any Monocle Party or Parent; provided, that for purposes of this clause (c), the consent of the Company shall be deemed to have been given in the event Monocle has not received a written objection from the Company or the Holder Representative within ten (10) Business Days of Monocle’s delivery of notice (which such notice shall be provided to the Company and the Holder Representative) of a proposed issuance of shares of capital stock of any Monocle Party or Parent;

(d)           other than in connection with the Debt Financing, create, incur, guarantee, or assume any indebtedness for borrowed money or otherwise become liable or responsible for the obligations of any other Person;

(e)           merge or consolidate itself with any Person, restructure, reorganize or completely or partially liquidate or dissolve, or adopt or enter into a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of Monocle (other than the Mergers);

(f)            discharge, settle, compromise, satisfy or consent to any entry of any judgment with respect to any pending or threatened material Action; or

(g)           enter into any agreement to do any action prohibited under this Section 8.1.

8.2           HSR Act and Regulatory Approvals.

(a)           In connection with the transactions contemplated by this Agreement, Monocle shall (and, to the extent required, shall cause its Affiliates to) comply promptly but in no event later than five (5) Business Days after the date of this Agreement with the notification and reporting requirements of the HSR Act. Monocle shall use reasonable best efforts to comply with any Information or Document Requests.

(b)           Monocle shall request early termination of any waiting period under the HSR Act and exercise its reasonable best efforts to (i) obtain termination or expiration of the waiting period under the HSR Act, (ii) prevent the entry in any Action brought by a Regulatory Consent Authority or any other Governmental Authority or Person of any Governmental Order which would prohibit, make unlawful or delay the consummation of the transactions contemplated by this Agreement and (iii) if any such Governmental Order is issued in any such Action, cause such Governmental Order to be lifted as soon as practicable, but in any event at such time as is necessary to permit the lawful consummation of the transactions contemplated hereby on or prior to the Termination Date.

(c)           Monocle and the Company shall, and shall cause each of their respective Subsidiaries to, cooperate with each other and with the Regulatory Consent Authorities and other Governmental Authorities, shall use (and shall cause their respective Affiliates to cooperate and use) reasonable best efforts and shall take any and all action necessary or advisable to avoid, prevent, eliminate or remove the actual or threatened commencement of any proceeding in any forum by or on behalf of any Regulatory Consent Authority or other Governmental Authority or the issuance of any Governmental Order that would delay, enjoin, prevent, restrain or otherwise prohibit the consummation of the transactions contemplated by this Agreement (including the Mergers), including but not limited to (i) proffering, negotiating and consenting and/or agreeing to a Governmental Order or other agreement providing for (A) the sale, licensing or other disposition, or the holding separate, of particular assets, categories of assets, lines of business, or business units or divisions of the Company, its Subsidiaries, Monocle or Monocle’s Affiliates, (B) the termination, amendment or assignment of existing relationships and contractual rights and obligations of the Company, its Subsidiaries, Monocle or Monocle’s Affiliates or (C) the limitation or modification of the conduct of any lines of business or operations of the Company, its Subsidiaries, Monocle or Monocle’s Affiliates following the Closing or any action that limits the freedom of action, ownership or control with respect to, or the ability to retain or hold, any of the businesses or assets of the Company, its Subsidiaries, Monocle or Monocle’s Affiliates or their respective Affiliates and (ii) promptly effecting any of the foregoing described in subsection (i) of this Section 8.2(c), or any other action, in each case, at such time as may be necessary to permit the lawful consummation of the transactions contemplated hereby on or prior to the Termination Date. In furtherance and not in limitation of the provisions of this Section 8.2 and Section 9.1, if any Action, including any proceeding by a private party, is instituted (or threatened to be instituted) challenging any transaction contemplated by this Agreement as violative of any Law, Monocle, the Company and their respective Affiliates shall use their best efforts to contest and resist any such Action and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other Governmental Order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the transactions contemplated by this Agreement. The entry by any Governmental Authority in any Action of a Governmental Order permitting the consummation of the transactions contemplated hereby but requiring any of the assets or lines of business of Monocle to be sold, licensed or otherwise disposed or held separate thereafter (including the business and assets of the Company and its Subsidiaries) shall not be deemed a failure to satisfy any condition specified in Article X.

(d)           Each of Monocle and the Company shall promptly furnish to the other party and the Holder Representative copies of any notices or written communications received by Monocle or the Company, as applicable, or any of its Affiliates from any third party or any Governmental Authority with respect to the transactions contemplated by this Agreement, and shall permit counsel to the other party an opportunity to review in advance, and shall consider in good faith the views of such counsel in connection with, any proposed written communications by Monocle or the Company, as applicable, and/or its Affiliates to any third party or Governmental Authority concerning the transactions contemplated by this Agreement; provided, that Monocle shall not extend any waiting period or comparable period under the HSR Act or enter into any agreement with any Governmental Authority to delay the Mergers without the written consent of the Company (such consent not to be unreasonably withheld, conditioned or delayed). Monocle agrees to provide the Company, the Holder Representative and its counsel the opportunity, on reasonable advance notice and, to the extent practicable, to participate in any meetings or discussions, either in person or by telephone, between Monocle and/or any of its Affiliates, agents or advisors, on the one hand, and any Governmental Authority, on the other hand, concerning or in connection with the transactions contemplated hereby.

(e)           Monocle shall be solely responsible for and pay all filing fees payable to the Regulatory Consent Authorities in connection with the transactions contemplated by this Agreement.

(f)            Monocle shall not, and shall cause its Affiliates not to, acquire or agree to acquire equity or assets of, or other interests in, or merge or consolidate with (or agree to merge or consolidate with), any corporation, partnership, association or other business organization, or any business unit, division, subsidiary or other portion thereof, if such action would reasonably be expected to: (i) materially increase the risk of any Governmental Authority seeking or entering a Governmental Order prohibiting the consummation of the transactions contemplated by this Agreement; (ii) materially increase the risk of not being able to remove any such Governmental Order on appeal or otherwise; (iii) materially delay the satisfaction of the conditions contained in Section 10.1; or (iv) otherwise prevent or delay the consummation of the transactions contemplated by this Agreement.

8.3           Indemnification and Insurance.

(a)           Each of the Monocle Parties agree that all rights held by each present and former director and officer of the Company and any of its Subsidiaries to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time, whether asserted or claimed prior to, at, or after the Effective Time, provided in the respective certificate of incorporation, bylaws or other organizational documents of the Company or such Subsidiary in effect on the date of this Agreement shall survive the Mergers and shall continue in full force and effect. Without limiting the foregoing, (i) Monocle shall cause the Company and each of its Subsidiaries (A) to maintain for a period of not less than six (6) years from the Effective Time provisions in its certificate of incorporation, bylaws and other organizational documents concerning the indemnification and exoneration (including provisions relating to expense advancement) of the Company’s and its Subsidiaries’ former and current officers, directors, employees, and agents that are no less favorable to those Persons than the provisions of the certificates of incorporation, bylaws and other organizational documents of the Company or such Subsidiary, as applicable, in each case, as of the date of this Agreement and (B) not to amend, repeal or otherwise modify such provisions in any respect that would adversely affect the rights of those Persons thereunder, in each case, except as required by Law and (ii) Monocle agrees that any indemnification and advancement of expenses available to any current or former director of the Company or its Subsidiaries by virtue of such current or former director’s service as a partner or employee of any investment fund that is an Affiliate of the Company prior to the Closing (any such current or former director, a “Sponsor Director”) shall be secondary to the indemnification and advancement of expenses to be provided by Monocle, the Company and its Subsidiaries pursuant to this Section 8.3 and that Monocle, the Company and its Subsidiaries shall (A) be the primary indemnitors of first resort for Sponsor Directors pursuant to this Section 8.3, (B) be fully responsible for the advancement of all expenses and the payment of all Damages with respect to Sponsor Directors which are addressed by this Section 8.3 and (C) not make any claim for contribution, subrogation or any other recovery of any kind in respect of any other indemnification available to any Sponsor Director with respect to any matter addressed by this Section 8.3; provided, however, that this Section 8.3(a) shall not apply to claims made against or Damages or advancement of expenses sought by, a Sponsor Director to the extent arising under or in connection with a claim by LGP, any Affiliate or investment fund of LGP or any of its or their respective limited or general partners. Monocle shall assume, and be jointly and severally liable for, and shall cause the Company and its Subsidiaries to honor, each of the covenants in this Section 8.3.

(b)           For a period of six (6) years from the Effective Time, Monocle shall cause the Surviving Corporation to maintain in effect directors’ and officers’ liability insurance covering those Persons who are currently covered by the Company’s or any of its Subsidiaries’ directors’ and officers’ liability insurance policies (true, correct and complete copies of which have been heretofore made available to Monocle or its agents or representatives) on terms not materially less favorable than the terms of such current insurance coverage; provided, however, that (i) Monocle may, at its sole cost and expense, cause coverage to be extended under the current directors’ and officers’ liability insurance by obtaining a six-year “tail” policy containing terms not materially less favorable than the terms of such current insurance coverage with respect to claims existing or occurring at or prior to the Effective Time and (ii) if any claim is asserted or made within such six-year period, any insurance required to be maintained under this Section 8.3 shall be continued in respect of such claim until the final disposition thereof; provided, further, that the Company shall not pay, and the Surviving Corporation shall not be required to pay, in excess of two hundred fifty percent (250%) of the last annual premium paid by the Company prior to the date of this Agreement in respect of such “tail” policy, and if such premiums for such insurance are in excess of two hundred fifty percent (250%), then the Surviving Corporation shall cause to be maintained policies of insurance, which, in its good faith determination, provide the maximum coverage available at an annual premium equal to two hundred fifty percent (250%) of the last annual premium paid by the Company prior to the date of this Agreement.

(c)           Notwithstanding anything contained in this Agreement to the contrary, this Section 8.3 shall survive the consummation of the Mergers indefinitely and shall be binding, jointly and severally, on all successors and assigns of Monocle and the Surviving Corporation. In the event that Monocle or the Surviving Corporation or any of their respective successors or assigns consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Monocle or the Surviving Corporation, as the case may be, shall succeed to the obligations set forth in this Section 8.3.

8.4           Financing.

(a)           Each of the Monocle Parties shall use reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, as promptly as possible, all things necessary, proper or advisable to arrange and obtain the Financing on the terms and conditions described in the Debt Commitment Letter, including (i) maintaining in effect the Debt Commitment Letter, (ii) negotiating and entering into definitive financing agreements with respect to the Financing on the terms and conditions described in the Debt Commitment Letter so that such agreements are in effect as promptly as practicable but in any event not later than at Closing (such definitive financing agreements entered into in respect of the Financing, the “Financing Agreements”) and (iii) arranging and obtaining the proceeds of the Financing at or before Closing on the terms and conditions described in the Debt Commitment Letter. Promptly upon request, Monocle shall provide to the Company copies of all material definitive documents relating to the Financing, including the Financing Agreements, and shall keep the Company informed on a current basis and in reasonable detail of material developments in respect of the financing process relating thereto, including by from time to time advising the Company of the status of the Financing.

(b)           Monocle shall give the Company prompt written notice (i) of any breach or default (or any event or circumstance that, with or without notice or lapse of time or both, would reasonably be expected to result in a breach or default) by any party to the Debt Commitment Letter of which any Monocle Party becomes aware, (ii) if and when any Monocle Party becomes aware that any portion of the Financing may not be available to consummate the Second Merger, (iii) of the receipt of any notice or other communication from any Person with respect to any (A) actual or potential breach, default, termination or repudiation by any party to the Debt Commitment Letter or (B) material dispute or disagreement between or among any parties to the Debt Commitment Letter (but excluding, for the avoidance of doubt, any ordinary course negotiations with respect to the terms of the Financing), (iv) if for any reason any Monocle Party believes in good faith it will not be able to obtain any portion of the Financing on the terms, in the manner and from the sources contemplated by the Debt Commitment Letter and (v) of any termination of the Debt Commitment Letter. If any portion of the Debt Financing becomes unavailable on the terms and conditions contemplated in the Debt Commitment Letter, the Monocle Parties shall, without limiting the obligations of the Monocle Parties set forth in the immediately following sentence, use reasonable best efforts to arrange and obtain alternative financing, including from alternative sources, on terms in the aggregate not materially less favorable to Monocle than the Debt Financing contemplated by the Debt Commitment Letter (“Alternative Financing”) as promptly as practicable following the occurrence of such event and the provisions of Section 7.4, this Section 8.4 and Section 13.15 shall be applicable to the Alternative Financing, and, for the purposes of Section 7.4, this Section 8.4 and Section 13.15, all references to the Debt Financing shall be deemed to include such Alternative Financing, all references to the Debt Commitment Letter shall include the applicable documents for the Alternative Financing and all references to the Debt Financing Sources shall include the persons providing or arranging the Alternative Financing. The Monocle Parties shall (A) comply in all material respects with the Debt Commitment Letter, (B) enforce in all material respects their rights under the Debt Commitment Letter and (C) not permit, without the prior written consent of the Company, any amendment or modification to be made to, or any waiver of any provision or remedy under, the Debt Commitment Letter if such amendment, modification or waiver would (1) reduce the aggregate amount of proceeds from the Financing available to fund the amounts required to be paid by any Monocle Party under this Agreement below the amount required to consummate the transactions contemplated by this Agreement, (2) impose new or additional, or otherwise expand any, conditions precedent to the receipt of the Financing or (3) otherwise reasonably be expected to prevent or materially impair or delay the ability of the Monocle Parties to consummate the Mergers.

8.5           Post-Closing Access; Preservation of Records. From and after the Closing and to the extent consistent with all applicable Laws, Monocle will make or cause to be made available to the Holder Representative all books, records and documents of the Company and each of its Subsidiaries (and the assistance of employees responsible for such books, records and documents) during regular business hours as may be reasonably necessary solely for (a) investigating, settling, preparing for the defense or prosecution of, defending or prosecuting any Action involving stockholders of the Company (other than any Action against Monocle or any of its Affiliates, including the Company and its Subsidiaries, that relates to the subject matter hereof), or (b) preparing and delivering any accounting or other statement provided for under this Agreement; provided, however, that access to such books, records, documents and employees shall be conducted in a manner reasonably calculated to minimize disruptions with the normal operation of the Company and its Subsidiaries and the reasonable out-of-pocket expenses of the Company and its Subsidiaries incurred in connection therewith will be paid by the Holder Representative. Monocle will cause the Company and each of its Subsidiaries to maintain and preserve all such books, records and other documents for any applicable statutory or regulatory retention period, as the same may be extended and, in each case, shall offer to transfer such records to the Holder Representative at the end of any such period.

8.6           Monocle Public Filings. From the date hereof through the Closing, Monocle will keep current and timely file all reports required to be filed or furnished with the SEC and otherwise comply in all material respects with its reporting obligations under applicable Laws.

8.7           Nasdaq Listing. From the date hereof through the First Merger Closing, Monocle shall take reasonable efforts to ensure Monocle remains listed as a public company, and for shares of Monocle Common Stock to be listed, on Nasdaq. Monocle and NewCo shall take reasonable efforts to ensure that NewCo is listed as a public company, and for shares of NewCo Common Stock to be listed, on Nasdaq as of the First Merger Effective Time.

8.8           Additional Covenants. NewCo shall (i) immediately following the Effective Time, contribute, transfer, convey and assign all of the equity interests of Monocle then-held by NewCo to Parent and (ii) immediately following the contribution described in the foregoing clause (i), cause Parent to contribute, transfer, convey and assign all of the equity interests of Monocle then-held by Parent to the Surviving Corporation, such that Monocle will be a direct wholly-owned Subsidiary of the Surviving Corporation, in each case, pursuant to a contribution agreement in form and substance reasonably acceptable to the Holder Representative.

Article IX.
JOINT COVENANTS

9.1           Support of Transaction. Without limiting or expanding any covenant contained in Article VII or Article VIII, including the obligations of the Company and Monocle with respect to the notifications, filings, reaffirmations and applications described in Section 7.3 and Section 8.2, which obligations shall control to the extent of any conflict with this Section 9.1, Monocle and the Company shall each, and shall each cause their respective Subsidiaries to: (a) use reasonable best efforts to assemble, prepare and file any information (and, as needed, to supplement such information) as may be reasonably necessary to obtain as promptly as practicable all governmental and regulatory consents, clearances and approvals required to be obtained in connection with the transactions contemplated hereby, including for the avoidance of doubt the FAA, European Aviation Safety Agency (“EASA”) or any applicable foreign Civil Aviation Authority (“CAA”), (b) use reasonable best efforts to obtain all material consents and approvals of third parties that any of the Monocle Parties, the Company, or their respective Affiliates are required to obtain in order to consummate the Mergers and (c) take such other action as may reasonably be necessary or as another Party may reasonably request to satisfy the conditions of Article X or otherwise to comply with this Agreement and to consummate the transactions contemplated hereby as soon as practicable, including, for the avoidance of doubt and with respect to (i) Holder Representative, exercising the option described in Section 5.1 of the Amended and Restated Stockholders Agreement to cause each of the Company Stockholders to validly waive, in writing, pursuant to Delaware Law any rights of appraisal or rights to dissent from the Merger or to demand fair value for such Company Stockholders’ equity securities of the Company in connection with the Merger, in each case to the extent applicable and (ii) the Company, making available to Monocle for use in connection with, and contingent upon, the Closing, the cash and cash equivalents of the Company and its Subsidiaries (excluding (x) the aggregate amount of outstanding and unpaid checks issued by or on behalf of the Company or its Subsidiaries as of such time and (y) any cash or cash equivalents of the Company or its Subsidiaries not freely usable by the Company or its Subsidiaries because it is subject to restrictions, limitations or Taxes on use or distribution by Law, Contract or otherwise). Notwithstanding the foregoing, in no event shall the Company or any of its Subsidiaries be obligated to bear any expense or pay any fee or grant any concession in connection with obtaining any consents, authorizations or approvals pursuant to the terms of any Contract to which the Company or any of its Subsidiaries is a party in connection with the consummation of the Mergers.

9.2           Tax Matters.

(a)           The Surviving Corporation shall be responsible for and shall pay all Transfer Taxes. The Parties will use commercially reasonable efforts to cooperate and timely prepare any Tax Returns relating to such Transfer Taxes, including any claim for exemption or exclusion from the application or imposition of any Transfer Taxes. Unless otherwise required by applicable Law, the Surviving Corporation will prepare and timely file all Tax Returns with respect to Transfer Taxes. Monocle or any of its Affiliates will file any other Tax Return with respect to Transfer Taxes required to be filed by Monocle or any of its Affiliates. If Monocle or any of its Affiliates is required to file a Tax Return with respect to Transfer Taxes, the Party that files such Tax Return (“Filing Party”) shall furnish to the Surviving Corporation a copy of any such Tax Return and a copy of a receipt showing payment of any such Transfer Taxes within ten (10) Business Days of availability of such receipt. The Surviving Corporation shall pay to the Filing Party all Transfer Taxes within five (5) Business Days of written demand from the Filing Party, provided that no payment shall be required more than three (3) days before the Transfer Tax is required to be paid.

(b)           None of the Monocle Parties (nor any of their Affiliates) shall make an election pursuant to Section 338 of the Code (or any corresponding provision of state, local, or foreign Law) with respect to the transactions contemplated by this Agreement.

(c)           Each of the Parties shall use commercially reasonable efforts not to take an action that could reasonably be expected to cause the Mergers to fail to qualify for the Intended Tax Treatment. The parties hereto will report for federal and applicable state income Tax purposes the Mergers in a manner consistent with the Intended Tax Treatment and will not take any position inconsistent with such treatment unless otherwise required pursuant to a “determination” within the meaning of Section 1313 of the Code or a similar final determination of liability with respect to state income Taxes.

9.3           Proxy Statement; Registration Statement.

(a)           As promptly as reasonably practicable after the date of this Agreement, but in any event within thirty (30) Business Days following the date hereof, Monocle and the Company shall prepare and Monocle shall file with the SEC (i) a proxy statement in connection with the Mergers to be filed as part of the Registration Statement and sent to the Pre-Closing Monocle Holders relating to the Monocle Stockholders’ Meeting (such proxy statement, together with any amendments or supplements thereto, the “Proxy Statement”) and (ii) the Registration Statement, in which the Proxy Statement will be included as a prospectus. Monocle or NewCo, the Company and the Holder Representative agree to use commercially reasonable efforts to cooperate, and to use commercially reasonable efforts to cause their respective Subsidiaries, as applicable, to reasonably cooperate, with each other and their respective representatives in the preparation of the Proxy Statement and the Registration Statement. Monocle and NewCo shall use their reasonable best efforts to cause the Proxy Statement and the Registration Statement to comply with the rules and regulations promulgated by the SEC, to have the Registration Statement declared effective under the Securities Act as promptly as practicable after the filing thereof and to keep the Registration Statement effective as long as is necessary to consummate the Mergers.

(b)           Monocle and NewCo shall as promptly as practicable notify the Company of any correspondence with the SEC relating to the Proxy Statement, the receipt of any oral or written comments from the SEC relating to the Proxy Statement, and any request by the SEC for any amendment to the Proxy Statement or for additional information. Monocle and NewCo shall cooperate and provide the Company with a reasonable opportunity to review and comment on the Proxy Statement (including each amendment or supplement thereto) and all responses to requests for additional information by and replies to comments of the SEC and give due consideration to all comments reasonably proposed by the Company in respect of such documents and responses prior to filing such with or sending such to the SEC, and, to the extent practicable, the Parties will provide each other with copies of all such filings made and correspondence with the SEC. Monocle and NewCo also agree to use their reasonable best efforts to obtain all necessary state securities Law or “blue sky” permits and approvals required to carry out the Mergers, and each of the Company and the Holder Representative shall promptly furnish all information concerning the Company as may be reasonably requested in connection with any such action. Each of Monocle, NewCo, the Company and the Holder Representative agrees to use reasonable best efforts to promptly furnish to each other party all information concerning itself, its Subsidiaries, officers, directors, managers and stockholders, as applicable, and such other matters, in each case, as may be reasonably necessary in connection with and for inclusion in the Proxy Statement, the Registration Statement or any other statement, filing, notice or application made by or on behalf of Monocle, NewCo, the Company and the Holder Representative or their respective Subsidiaries, as applicable, to the SEC or Nasdaq in connection with the Mergers (including any amendment or supplement to the Proxy Statement or the Registration Statement) (collectively, the “Offer Documents”). Without limiting the generality of the foregoing, the Company and the Holder Representative shall promptly furnish to Monocle or NewCo for inclusion in the Proxy Statement and the Registration Statement, PCAOB audited consolidated financial statements of the Company and its Subsidiaries for the years ended December 31, 2018 and December 31, 2017, prepared by a PCAOB qualified auditor, together with such auditor’s reports and consents to use such financial statements and reports. Monocle and NewCo will advise the Company and the Holder Representative, promptly after Monocle or NewCo receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order or the suspension of the qualification of the Monocle Common Stock or the NewCo Common Stock for offering or sale in any jurisdiction, of the initiation or written threat of any proceeding for any such purpose, or of any request by the SEC for the amendment or supplement of the Proxy Statement, the Registration Statement or the other Offer Documents or for additional information.

(c)           Each of Monocle, NewCo, the Company and the Holder Representative shall use commercially reasonable efforts to ensure that none of the information related to it or any of its Affiliates, supplied by or on its behalf for inclusion or incorporation by reference in (A) either Proxy Statement will, as of the date it is first mailed to the Pre-Closing Monocle Holders, or at the time of the Monocle Stockholders’ Meeting, or (B) the Registration Statement will, at the time the Registration Statement is filed with the SEC, at each time at which it is amended, at the time it becomes effective under the Securities Act and at the Effective Time, in either case, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading.

(d)           If, at any time prior to the Effective Time, in the case of the Proxy Statement or the Registration Statement any information relating to Monocle, NewCo or the Company any of their respective Subsidiaries, Affiliates, directors or officers, as applicable, or the Company Stockholders is discovered by any of Monocle, NewCo or the Company and is required to be set forth in an amendment or supplement to either Proxy Statement or the Registration Statement, so that such Proxy Statement or the Registration Statement would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party that discovers such information shall promptly notify the other parties and an appropriate amendment or supplement describing such information shall, subject to the other provisions of this Section 9.3, be promptly filed by Monocle with the SEC and, to the extent required by Law, disseminated to the Pre-Closing Monocle Holders.

9.4           Monocle Stockholder Approval.

(a)           Monocle shall take, in accordance with applicable Law, Nasdaq rules, and the Monocle Governing Documents, all action necessary to call, hold, and convene a special meeting of holders of Monocle Common Stock (including any permitted adjournment or postponement, the “Monocle Stockholders’ Meeting”) to consider and vote upon the Merger Proposals and to provide its stockholders with the opportunity to effect an Monocle Share Redemption in connection therewith as promptly as reasonably practicable after the date that the Registration Statement is declared effective under the Securities Act. Monocle shall, through the Monocle board of directors, recommend to its stockholders (including in the Proxy Statement) and solicit approval of the (A) the amendments to the certificate of incorporation of NewCo following the First Merger specified on Schedule 9.4, (B) adoption and approval of this Agreement and the transactions contemplated by this Agreement in accordance with applicable Law and Nasdaq rules and regulations, (C) approval of the issuance of NewCo Common Stock in connection with the Second Merger, (D) adoption and approval of any other proposals as the SEC (or staff member thereof) may indicate are necessary in its comments to the Proxy Statement, the Registration Statement or correspondence related thereto, (E) adoption and approval of any other proposals as reasonably agreed by Monocle, the Company and the Holder Representative to be necessary or appropriate in connection with the Mergers and (F) adjournment of the Monocle Stockholders’ Meeting, if necessary, to permit further solicitation of proxies because there are not sufficient votes to approve and adopt any of the foregoing (such proposals in (A) through (F), together, the “Merger Proposals”). The Merger Proposals shall be the only matters which Monocle shall propose to be acted on at the Monocle Stockholders Meeting.

(b)           Notwithstanding anything to the contrary contained in this Agreement, once the Monocle Stockholders’ Meeting to consider and vote upon the Merger Proposals has been called and noticed, Monocle will not postpone or adjourn the Monocle Stockholders’ Meeting without the consent of the Company, other than (i) for the absence of a quorum, in such event the Monocle shall postpone the meeting up to two (2) times for up to ten (10) Business Days each time, (ii) to allow reasonable additional time for the filing and mailing of any supplemental or amended disclosure that Monocle has determined in good faith, after consultation with its outside legal advisors, is necessary under applicable Law, and for such supplemental or amended disclosure to be disseminated to and reviewed by the holders of Monocle Common Stock prior to the Monocle Stockholders’ Meeting, or (iii) a one-time postponement of up to ten (10) Business Days to solicit additional proxies from holders of Monocle Common Stock to the extent Monocle has determined in good faith that such postponement is reasonably necessary to obtain the approval of the Merger Proposals. Subject to Section 9.4(a), Monocle will take all reasonable lawful action to solicit approval of the Merger Proposals by the holders of Monocle Common Stock.

9.5           NewCo Board of Directors. The Parties shall take all necessary action to cause the Persons identified on Schedule 9.5 or, as the case may be, the Persons identified after the date hereof by a Party entitled to designate such Persons in accordance with Schedule 9.5, to be appointed as directors of NewCo effective upon the Closing.

9.6           Trust Account. Upon satisfaction or waiver of the conditions set forth in Article X (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions) and provision of notice thereof to the Trustee (which notice Monocle or NewCo shall provide to the Trustee in accordance with the terms of the Trust Agreement), (a) in accordance with, subject to and pursuant to the Trust Agreement and the Monocle Governing Documents, at the Closing, Monocle (i) shall cause the documents, opinions and notices required to be delivered to the Trustee pursuant to the Trust Agreement to be so delivered, and (ii) shall cause the Trustee to (A) pay as and when due all amounts payable for Monocle Share Redemptions, (B) pay all amounts due in respect of the Company Transaction Expenses and Outstanding Monocle Expenses pursuant to Section 7.12 and (C) immediately following the payments described in clauses (A) and (B), pay all remaining amounts then available in the Trust Account to NewCo for immediate use in accordance with this Agreement and the Trust Agreement, and (b) thereafter, the Trust Account shall terminate, except as otherwise provided therein.

Article X.
CONDITIONS TO OBLIGATIONS

10.1         Conditions to Obligations of the Monocle Parties and the Company. The obligations of the Monocle Parties and the Company to consummate, or cause to be consummated, the Mergers are subject to the satisfaction of the following conditions, any one or more of which may be waived (if permitted by applicable Law) in writing by all of such parties:

(a)           HSR Act. All applicable waiting periods (and any extensions thereof) under the HSR Act shall have expired or been terminated.

(b)           Applicable Law. There shall not be in force any applicable Law or Governmental Order enjoining or prohibiting the consummation of the Mergers.

(c)           Monocle Stockholder Approval. The Monocle Stockholder Approval shall have been obtained and the Registration Statement shall have become effective in accordance with the Securities Act, no stop order shall have been issued by the SEC with respect to the Registration Statement and no Action seeking such stop order shall have been threatened or initiated.

(d)           Company Stockholder Approval. The Company Stockholder Approval shall have been obtained.

(e)           Net Tangible Assets. Monocle shall have at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) remaining after the closing of the Monocle Share Redemption.

(f)            Amended and Restated Registration Rights Agreement. The Company Stockholders and Monocle shall have executed and delivered the Amended and Restated Registration Rights Agreement.

(g)           Lock-Up Agreement. The Company Stockholders shall have executed and delivered the Lock-Up Agreement.

(h)           NewCo Certificate of Designation. In the event that any NewCo Convertible Preferred Stock is required to be issued pursuant to this Agreement, NewCo shall (i) have caused the NewCo Certificate of Designation to be filed with the Secretary of State of the State of Delaware and shall have taken such other actions as are necessary to cause the NewCo Certificate of Designation to be in effect immediately prior to the Effective Time and (ii) entered into a letter agreement substantially in the form set forth on Schedule 10.1(h).

(i)            Minimum Available Cash. The Available Cash Shortfall Amount, if any, shall not exceed $50,000,000.

10.2         Conditions to Obligations of the Monocle Parties. The obligations of the Monocle Parties to consummate, or cause to be consummated, the Mergers are subject to the satisfaction of the following additional conditions, any one or more of which may be waived in writing by the Monocle Parties:

(a)           Representations and Warranties.

(i)              Each of the representations and warranties of the Company contained in this Agreement (without giving effect to any materiality or “Material Adverse Effect” or similar qualifications therein), other than the representations and warranties set forth in Section 5.1(a) (Corporate Organization of the Company (Due Incorporation)), Section 5.2(a) (Subsidiaries), Section 5.3 (Due Authorization), Section 5.6 (Capitalization), Section 5.17 (Brokers’ Fees), and Section 5.21(a) (Absence of Changes (No Material Adverse Effect)), shall be true and correct as of the date of this Agreement and as of the Closing Date, as if made anew at and as of that time, except with respect to representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct at and as of such date, except for, in each case, such failures to be true and correct as would not reasonably be expected to have a Material Adverse Effect.

(ii)            The representations and warranties of the Company contained in Section 5.21(a) (Absence of Changes (No Material Adverse Effect)) shall be true and correct as of the date of this Agreement and as of the Closing Date, as if made anew at and as of that time.

(iii)            Each of the representations and warranties of the Company contained in Section 5.1(a) (Corporate Organization of the Company (Due Incorporation)), Section 5.2(a) (Subsidiaries), Section 5.3 (Due Authorization), Section 5.6 (Capitalization), and Section 5.17 (Brokers’ Fees), shall be true and correct in all respects except for de minimis inaccuracies as of the date of this Agreement and as of Closing Date (without giving effect to any materiality or “Material Adverse Effect” or similar qualifications therein), as if made anew at and as of that time (except to the extent that any such representation and warranty speaks expressly as of an earlier date, in which case such representation and warranty shall be true and correct in all respects except for de minimis inaccuracies as of such earlier date).

(b)           Covenants. Each of the covenants of the Company to be performed as of or prior to the Closing shall have been performed in all material respects.

(c)           Officer’s Certificate. The Company shall have delivered to Monocle a certificate signed by an authorized officer of the Company, dated the Closing Date, certifying that, to the knowledge and belief of such officer, the conditions specified in Section 10.2(a) and Section 10.2(b) have been fulfilled.

(d)           No Material Adverse Effect. From the date of this Agreement there shall not have occurred and be continuing a Material Adverse Effect.

10.3         Conditions to the Obligations of the Company. The obligation of the Company to consummate the Second Merger is subject to the satisfaction of the following additional conditions, any one or more of which may be waived in writing by the Company:

(a)           Representations and Warranties. Each of the representations and warranties of the Monocle Parties contained in this Agreement (without giving effect to any materiality or “material adverse effect” or similar qualifications therein) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date, as if made anew at and as of that time, except with respect to representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct at and as of such date, except for, in each case, such failures to be true and correct as would not reasonably be expected to materially adversely affect the ability of the Monocle Parties to consummate the transactions contemplated by this Agreement.

(b)           Covenants. Each of the covenants of the Monocle Parties to be performed as of or prior to the Closing shall have been performed in all material respects.

(c)           Officer’s Certificate. Monocle shall have delivered to the Company a certificate signed by an officer of Monocle, dated the Closing Date, certifying that, to the knowledge and belief of such officer, the conditions specified in Section 10.3(a) and Section 10.3(b) have been fulfilled.

10.4         Satisfaction of Conditions. All conditions to the obligations of the Company and the Monocle Parties to proceed with the Closing under this Agreement will be deemed to have been fully and completely satisfied or waived for all purposes if the Closing occurs.

Article XI.
TERMINATION/EFFECTIVENESS

11.1         Termination. This Agreement may be terminated and the transactions contemplated hereby abandoned prior to the Closing:

(a)           by written consent of the Company and Monocle;

(b)           by written notice to the Company from Monocle, if:

(i)            there is any breach of any representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement, such that the conditions specified in Section 10.2(a) or Section 10.2(b) would not be satisfied at the Closing (a “Terminating Company Breach”), except that, if such Terminating Company Breach is curable by the Company through the exercise of its reasonable best efforts, then, for a period of up to thirty (30) days (or any shorter period of the time that remains between the date Monocle provides written notice of such violation or breach and the Termination Date) after receipt by the Company of notice from Monocle of such breach, but only as long as the Company continues to use its reasonable best efforts to cure such Terminating Company Breach (the “Company Cure Period”), such termination shall not be effective, and such termination shall become effective only if the Terminating Company Breach is not cured within the Company Cure Period;

(ii)           the Closing has not occurred on or before August 31, 2020 (the “Termination Date”); provided, that either Monocle or the Company shall have the right, exercisable by written notice to the other party prior to the Termination Date, to extend the Termination Date by one additional three (3) month period (in which case the “Termination Date” shall be deemed for all purposes hereunder to be such later date) if all of the conditions to Closing set forth in Article X have been satisfied or waived as of the Termination Date (other than those conditions that by their nature are to be satisfied at the Closing) except for the condition set forth in Section 10.1(a); or

(iii)          the consummation of the Mergers is permanently enjoined or prohibited by the terms of a final, non-appealable Governmental Order;

provided, that the right to terminate this Agreement under subsection (i) or (ii) of this Section 11.1(b) shall not be available if any of the Monocle Parties is in breach of this Agreement such that the conditions set forth in Section 10.3(a) or 10.3(b) are incapable of being satisfied;

(c)           by written notice to Monocle from the Company, if:

(i)            there is any breach of any representation, warranty, covenant or agreement on the part of the Monocle Parties set forth in this Agreement, such that the conditions specified in Section 10.3(a) or Section 10.3(b) would not be satisfied at the Closing (a “Terminating Monocle Breach”), except that, if any such Terminating Monocle Breach is curable by Monocle through the exercise of its reasonable best efforts, then, for a period of up to thirty (30) days (or any shorter period of the time that remains between the date Monocle provides written notice of such violation or breach and the Termination Date) after receipt by Monocle of notice from the Company of such breach, but only as long as Monocle continues to exercise such reasonable best efforts to cure such Terminating Monocle Breach (the “Monocle Cure Period”), such termination shall not be effective, and such termination shall become effective only if the Terminating Monocle Breach is not cured within the Monocle Cure Period;

(ii)           the Closing has not occurred on or before the Termination Date; or

(iii)          the consummation of the Mergers is permanently enjoined or prohibited by the terms of a final, non-appealable Governmental Order;

provided, that the right to terminate this Agreement under subsection (i) or (ii) of this Section 11.1(c) shall not be available if the Company is in breach of this Agreement such that the conditions set forth in Section 10.2(a) or 10.2(b) are incapable of being satisfied;

(d)           by written notice to the Company from Monocle, if the Company Stockholder Approval is not obtained within twenty-four (24) hours of the execution of this Agreement; or

(e)           by written notice from either the Company or Monocle to the other party if (i) the Monocle Stockholder Approval is not obtained at the Monocle Stockholders’ Meeting (subject to any permitted adjournment or postponement of the Monocle Stockholders’ Meeting) or (ii) following the receipt of the Monocle Stockholder Approval, the Available Cash Shortfall Amount exceeds $50,000,000.

11.2         Effect of Termination. Except as otherwise set forth in this Section 11.2, in the event of the termination of this Agreement pursuant to Section 11.1, this Agreement shall forthwith become void and have no effect, without any liability on the part of any party hereto or its respective Affiliates, officers, directors or stockholders, other than liability of the Company to the Monocle Parties for any intentional and willful breach of this Agreement by the Company occurring prior to such termination. The provisions of Sections 7.9, 11.2, 13.5, 13.6, 13.7, 13.8, 13.9, 13.14, 13.16, 13.17 and Article XII (collectively, the “Surviving Provisions”) and the Confidentiality Agreement, and any other Section or Article of this Agreement referenced in the Surviving Provisions which are required to survive in order to give appropriate effect to the Surviving Provisions, shall, in each case, survive any termination of this Agreement.

Article XII.
HOLDER REPRESENTATIVE

12.1         Designation and Replacement of Holder Representative. The parties hereto have agreed that it is desirable to designate a representative to act on behalf of holders of the Common Stock and SARs for certain limited purposes, as specified herein (the “Holder Representative”). The parties have designated Leonard Green & Partners, L.P., as the initial Holder Representative, and approval of this Agreement by the holders of Common Stock shall constitute ratification and approval of such designation. The Holder Representative may resign at any time, and the Holder Representative may be removed by the vote of Persons which collectively owned more than fifty percent (50%) of the Aggregate Fully-Diluted Common Shares immediately prior to the Effective Time (the “Majority Holders”). In the event that a Holder Representative has resigned or been removed, a new Holder Representative shall be appointed by a vote of the Majority Holders, such appointment to become effective upon the written acceptance thereof by the new Holder Representative.

12.2         Authority and Rights of the Holder Representative; Limitations on Liability. The Holder Representative shall have such powers and authority as are necessary to carry out the functions assigned to it under this Agreement; provided, however, that the Holder Representative shall have no obligation to act on behalf of the Holders, except as expressly provided herein. Without limiting the generality of the foregoing, the Holder Representative shall have full power, authority and discretion to, after the Closing, negotiate and enter into amendments to this Agreement for and on behalf of the Holders. The Holder Representative shall have no liability to Monocle, the Company or any Holder with respect to actions taken or omitted to be taken in its capacity as the Holder Representative. The Holder Representative shall at all times be entitled to rely on any directions received from the Majority Holders; provided, however, that the Holder Representative shall not be required to follow any such direction, and shall be under no obligation to take any action in its capacity as the Holder Representative and/or has been provided with other funds, security or indemnities which, in the sole determination of the Holder Representative, are sufficient to protect the Holder Representative against the costs, expenses and liabilities which may be incurred by the Holder Representative in responding to such direction or taking such action. The Holder Representative shall be entitled to engage such counsel, experts and other agents and consultants as it shall deem necessary in connection with exercising its powers and performing its functions hereunder and (in the absence of bad faith on the part of the Holder Representative) shall be entitled to conclusively rely on the opinions and advice of such Persons.

Article XIII.
MISCELLANEOUS

13.1         Non-Survival of Representations, Warranties and Covenants. None of the representations, warranties, covenants and agreements in this Agreement or in any instrument, document or certificate delivered pursuant to this Agreement shall survive the Effective Time, except for (i) those covenants and agreements contained herein and therein which by their terms expressly apply in whole or in part after the Effective Time and then only to such extent until such covenants and agreements have been fully performed and (ii) any claim based upon Fraud. Without limiting the generality of the foregoing:

(a)           Except with respect to any claim based upon Fraud, the parties hereto hereby waive any statutory and common law remedies, including remedies that may be available under Environmental Laws, with respect to matters relating to the transactions contemplated by this Agreement (including with respect to any environmental, health or safety matters);

(b)           After the Closing Date, none of the Monocle Parties (or any of their respective Affiliates) may seek the rescission of the transactions contemplated by this Agreement;

(c)           The provisions of and the limitation of remedies provided in this Section 13.1 were specifically bargained for between the parties hereto and were taken into account by the parties hereto in arriving at the applicable Merger Consideration;

(d)           The parties hereto have voluntarily agreed to define their rights, liabilities and obligations respecting the Mergers and the other transactions contemplated hereby exclusively in contract pursuant to the express terms and provisions of this Agreement; and

(e)           The parties hereto each hereby acknowledge that this Agreement embodies the justifiable expectations of sophisticated parties derived from arm’s-length negotiations and the parties hereto specifically acknowledge that no party hereto has any special relationship with another party hereto that would justify any expectation beyond that of an ordinary buyer and an ordinary seller in an arm’s-length transaction.

13.2         Waiver. Any party to this Agreement may, at any time prior to the Closing, by action taken by its board of directors, or officers thereunto duly authorized, waive any of the terms or conditions of this Agreement or agree to an amendment or modification to this Agreement in the manner contemplated by Section 13.11 and by an agreement in writing executed in the same manner (but not necessarily by the same Persons) as this Agreement.

13.3         Notices. All notices and other communications among the parties hereto shall be in writing and shall be deemed to have been duly given (a) when delivered in person, (b) when delivered after posting in the United States mail having been sent registered or certified mail return receipt requested, postage prepaid, (c) when delivered by FedEx or other nationally recognized overnight delivery service, or (d) when delivered by email or other electronic transmission (in each case in this clause (d), solely if receipt is confirmed), addressed as follows:

(a)           If to any Monocle Party (or, following the Closing, the Company), to:

Monocle Acquisition Corporation

750 Lexington Avenue, Suite 1501

New York, NY 10022

Attention:	Sai Devabhaktuni
Eric Zahler
Richard Townsend
Email:	sai@monoclepartnersllc.com
eric@monoclepartnersllc.com
rich@monoclepartnersllc.com

with copies to:

Cadwalader, Wickersham & Taft LLP

200 Liberty Street

New York, NY 10281

Attention:	Stephen Fraidin
Gregory P. Patti, Jr.
Braden K. McCurrach
Email:	stephen.fraidin@cwt.com
greg.patti@cwt.com
braden.mccurrach@cwt.com

(b)           If to the Company (prior to the Closing), to:

AerSale Corp.

121 Alhambra Plaza, Suite 1700

Coral Gables, Florida 33134

Attention:	Robyn Mandel
Email:	robyn.mandel@aersale.com;
legal@aersale.com

with copies to:

Latham & Watkins LLP

885 Third Avenue

New York, NY 10022

Attention:	Howard A. Sobel, Esq.
Paul F. Kukish, Esq.
Email:	Howard.Sobel@lw.com
Paul.Kukish@lw.com

and to LGP and the Holder Representative:

Leonard Green & Partners, L.P.

11111 Santa Monica Boulevard, Suite 2000

Los Angeles, CA 90025

Attention:	Jonathan Seiffer
Michael Kirton
E-mail:	seiffer@leonardgreen.com
kirton@leonardgreen.com

(c)           If to the Holder Representative, to:

Leonard Green & Partners, L.P.

11111 Santa Monica Boulevard, Suite 2000

Los Angeles, CA 90025

Attention:	Jonathan Seiffer
Michael Kirton
E-mail:	seiffer@leonardgreen.com
kirton@leonardgreen.com

with copies to:

Latham & Watkins LLP

885 Third Avenue

New York, NY 10022

Attention:	Howard A. Sobel, Esq.
Paul F. Kukish, Esq.
Email:	Howard.Sobel@lw.com
Paul.Kukish@lw.com

or to such other address or addresses as the parties may from time to time designate in writing by notice to the other parties in accordance with this Section 13.3.

13.4         Assignment. No party hereto shall assign this Agreement or any part hereof without the prior written consent of the other parties; provided, that the Monocle Parties may assign this Agreement and their respective rights hereunder without the prior written consent of the Company to any of the financing sources of the Monocle Parties (including the lenders pursuant to the terms of the definitive agreements of the Debt Financing to the extent necessary for purposes of creating a security interest herein or otherwise assigning as collateral in respect of the Debt Financing). Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns.

13.5         Rights of Third Parties. Nothing expressed or implied in this Agreement is intended or shall be construed to confer upon or give any Person, other than the parties hereto, any right or remedies under or by reason of this Agreement; provided, however, that, notwithstanding the foregoing (a) in the event the Closing occurs, the present and former officers and directors of the Company (and their successors, heirs and representatives) are intended third-party beneficiaries of, and may enforce, Section 8.3, (b) from and after the Effective Time, the Holders (and their successors, heirs and representatives) shall be intended third-party beneficiaries of, and may enforce, Article III, Article IV, Article IX, Section 13.1 and this Section 13.5, (c) the past, present and future directors, managers, officers, employees, incorporators, members, partners, equity holders, Affiliates, agents, attorneys, advisors and representatives of the parties and any Affiliate of any of the foregoing (and their successors, heirs and representatives), are intended third-party beneficiaries of, and may enforce, this Section 13.5 and Section 13.16, (d) the Debt Financing Parties are intended third-party beneficiaries of, and may enforce, this Section 13.5, Section 13.7(b), Section 13.11, Section 13.14 and Section 13.15(c), (e) Latham & Watkins LLP (“L&W”) and Cadwalader, Wickersham & Taft LLP (“CW&T”) are intended third-party beneficiaries of, and may enforce, this Section 13.5 and Section 13.17.

13.6         Expenses. Except as otherwise provided herein, each party hereto shall bear its own expenses incurred in connection with this Agreement and the transactions herein contemplated whether or not such transactions shall be consummated, including all fees of its legal counsel, financial advisers and accountants; provided, however, that any Transfer Taxes shall be paid in accordance with Section 9.2; provided, further, that, in the event that the transactions contemplated hereby are not consummated, the Company shall reimburse the Holder Representative for all costs and expenses incurred by the Holder Representative in connection with the transactions contemplated hereby.

13.7         Governing Law.

(a)           This Agreement, and all claims or causes of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby, shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of Laws of another jurisdiction.

(b)           Notwithstanding anything to the contrary contained in this Agreement, each of the parties hereto agrees that, except as specifically set forth in the Debt Commitment Letter, all claims or causes of action (whether at law, in equity, in contract, in tort or otherwise) against any of the Debt Financing Parties in any way relating to this Agreement, the Debt Financing or the performance thereof or the financings contemplated thereby, shall be exclusively governed by, and construed in accordance with, the internal laws of the State of New York, without giving effect to principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of laws of another jurisdiction.

13.8         Captions; Counterparts. The captions in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Any facsimile or .pdf copies hereof or signatures hereon shall, for all purposes, be deemed originals.

13.9         Schedules and Annexes. The Schedules and Annexes referenced herein are a part of this Agreement as if fully set forth herein. All references herein to Schedules and Annexes shall be deemed references to such parts of this Agreement, unless the context shall otherwise require. Any disclosure made by a Party in the Schedules with reference to any section or schedule of this Agreement shall be deemed to be a disclosure with respect to all other sections or schedules to which such disclosure may apply. Certain information set forth in the Schedules is included solely for informational purposes and may not be required to be disclosed pursuant to this Agreement. The disclosure of any information shall not be deemed to constitute an acknowledgment that such information is required to be disclosed in connection with the representations and warranties made in this Agreement, nor shall such information be deemed to establish a standard of materiality.

13.10       Entire Agreement. This Agreement (together with the Schedules and Annexes to this Agreement), the Debt Commitment Letter and that certain Confidentiality Agreement, dated as of April 10, 2019, by and between Monocle and the Company (the “Confidentiality Agreement”), the Support and Release Agreement and the Founder Shares Agreement constitute the entire agreement among the parties relating to the transactions contemplated hereby and supersede any other agreements, whether written or oral, that may have been made or entered into by or among any of the parties hereto or any of their respective Subsidiaries relating to the transactions contemplated hereby. No representations, warranties, covenants, understandings, agreements, oral or otherwise, relating to the transactions contemplated by this Agreement exist between the parties except as expressly set forth in this Agreement and the Confidentiality Agreement.

13.11       Amendments. This Agreement may be amended or modified in whole or in part, only by a duly authorized agreement in writing executed by each of the parties hereto in the same manner as this Agreement and which makes reference to this Agreement; provided that none of Section 13.7(b) and this Section 13.11 may be amended or modified in a manner that is adverse to any Debt Financing Party without the consent of the Debt Financing Source to which such Debt Financing Party is related. The approval of this Agreement by the stockholders of the Company shall not restrict the ability of the Company Board to terminate this Agreement in accordance with Section 11.1 or to cause the Company to enter into an amendment to this Agreement pursuant to this Section 13.11 to the extent permitted under Section 251(d) of the DGCL.

13.12       Publicity. All press releases or other public communications of any nature whatsoever relating to the transactions contemplated by this Agreement, and the method of the release for publication thereof, shall be subject to the prior mutual approval of Monocle, the Company and the Holder Representative, which approval shall not be unreasonably conditioned, withheld or delayed by any Party, except to the extent required by applicable Law or the regulations or requirements of any Approved Stock Exchange or regulatory organization.

13.13       Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect. The parties further agree that if any provision contained herein is, to any extent, held invalid or unenforceable in any respect under the Laws governing this Agreement, they shall take any actions necessary to render the remaining provisions of this Agreement valid and enforceable to the fullest extent permitted by Law and, to the extent necessary, shall amend or otherwise modify this Agreement to replace any provision contained herein that is held invalid or unenforceable with a valid and enforceable provision giving effect to the intent of the parties.

13.14       Jurisdiction; WAIVER OF TRIAL BY JURY.

(a)           Subject to Section 13.14(b), any Action based upon, arising out of or related to this Agreement or the transactions contemplated hereby may be brought in the Delaware Chancery Court (or, if the Delaware Chancery Court shall be unavailable, any other court of the State of Delaware or, in the case of claims to which the federal courts have exclusive subject matter jurisdiction, any federal court of the United States of America sitting in the State of Delaware), and each of the parties irrevocably submits to the exclusive jurisdiction of each such court in any such Action, waives any objection it may now or hereafter have to personal jurisdiction, venue or to convenience of forum, agrees that all claims in respect of the Action shall be heard and determined only in any such court, and agrees not to bring any Action arising out of or relating to this Agreement or the transactions contemplated hereby in any other court. Nothing herein contained shall be deemed to affect the right of any Party to serve process in any manner permitted by Law or to commence legal proceedings or otherwise proceed against any other Party in any other jurisdiction, in each case, to enforce judgments obtained in any Action brought pursuant to this Section 13.14. EACH OF THE PARTIES HERETO (AND IN THE CASE OF MONOCLE, ON BEHALF OF ITSELF AND EACH OF THE MONOCLE PARTIES) HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY ACTION BASED UPON, ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

(b)           Notwithstanding anything to the contrary contained in this Agreement, each of the parties hereto: (i) agrees that it will not bring or support any Person in any Action of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against any of the Debt Financing Parties in any way relating to this Agreement or any of the transactions contemplated by this Agreement, including but not limited to any dispute arising out of or relating in any way to the Debt Commitment Letter or the performance thereof or the financings contemplated thereby, in any forum other than the federal and New York state courts located in the Borough of Manhattan within the City of New York, and (ii) hereby irrevocably and unconditionally waives any right such party may have to a trial by jury in respect of any litigation (whether in law or in equity, whether in contract or in tort or otherwise) to the same extent such rights are waived pursuant to Section 13.14(a).

13.15       Enforcement.

(a)           The parties hereto agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the parties do not perform their respective obligations under the provisions of this Agreement (including failing to take such actions as are required of them hereunder to consummate this Agreement) in accordance with its specified terms or otherwise breach such provisions. The Parties acknowledge and agree that (i) the Parties shall be entitled to an injunction, specific performance, or other equitable relief, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, without proof of Damages or inadequacy of any remedy at law, prior to the valid termination of this Agreement in accordance with Section 11.1, this being in addition to any other remedy to which they are entitled under this Agreement and (ii) the right of specific enforcement is an integral part of the transactions contemplated by this Agreement and without that right, neither the Company nor Monocle would have entered into this Agreement.

(b)           Each Party agrees that it will not oppose the granting of specific performance and other equitable relief on the basis that the other Parties have an adequate remedy at Law or that an award of specific performance is not an appropriate remedy for any reason at Law or equity. The Parties acknowledge and agree that any Party seeking an injunction to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 13.15(b) shall not be required to provide any bond or other security in connection with any such injunction.

(c)           Notwithstanding anything herein to the contrary, no Debt Financing Party shall have any liability for any obligations or liabilities of the Parties hereto or for any action, cause of action, claim, cross-claim or third-party claim of any kind or description whether in law or in equity, whether in tort, contract or otherwise, based on, in respect of, or by reason of, the transactions contemplated hereby or by the commitments of such Debt Financing Party or in respect of any oral representations made or alleged to be made in connection herewith or therewith. In no event shall the Company or any Company Related Party, and the Company agrees not to and to cause the Company Related Parties not to, (i) seek to enforce this Agreement against, make any claims for breach of this Agreement against, or seek to recover monetary damages from, any Debt Financing Party in connection with this Agreement or (ii) seek to enforce the commitments against, make any claims for breach of the commitments of such Debt Financing Party against, or seek to recover monetary damages from, or otherwise sue, the Debt Financing Party in connection with this Agreement or the commitments of such Debt Financing Party or the obligations of Debt Financing Party thereunder. Nothing in this Section 13.15(c) shall affect the rights of the Monocle Parties and the Surviving Corporation under the Debt Commitment Letter and the definitive documentation in respect of the Debt Financing.

13.16       Non-Recourse. Without limiting the rights of the Company under and to the extent provided under Section 13.15, this Agreement may only be enforced against, and any claim or cause of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby may only be brought against, the entities that are expressly named as parties hereto and then only with respect to the specific obligations set forth herein with respect to such party. Without limiting the rights of the Company under and to the extent provided under Section 13.15, except to the extent a named party to this Agreement (and then only to the extent of the specific obligations undertaken by such named party in this Agreement), (a) no past, present or future director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney, advisor or representative or Affiliate of any named party to this Agreement and (b) no past, present or future director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney, advisor or representative or Affiliate of any of the foregoing, in each case of the Persons described in the foregoing clauses (a) and (b), shall have any liability (whether in contract, tort, equity or otherwise) for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of any one or more of the Company or Monocle under this Agreement (whether for indemnification or otherwise) of or for any claim based on, arising out of, or related to this Agreement or the transactions contemplated hereby.

13.17       Acknowledgement and Waiver.

(a)           It is acknowledged by each of the parties hereto that the Holder Representative and the Company have retained L&W to act as their counsel in connection with the transactions contemplated hereby and that L&W has not acted as counsel for any other Person in connection with the transactions contemplated hereby for conflict of interest or any other purposes. Each of the Monocle Parties and the Company agree that any attorney-client privilege and the expectation of client confidence attaching as a result of L&W’s representation of the Company and the Holder Representative related to the preparation for, and negotiation and consummation of, the transactions contemplated by this Agreement, including all communications among L&W and the Company, the Holders, the Holder Representatives and/or their respective Affiliates, related to the preparation for, and negotiation and consummation of, the transactions contemplated by this Agreement, shall survive the Closing and shall remain in effect. Furthermore, effective as of the Closing, (i) all communications (and materials relating thereto) between the Company and its Subsidiaries and L&W related to the preparation for, and negotiation and consummation of, the transactions contemplated by this Agreement are hereby assigned and transferred to the Holder Representative, (ii) the Company and its Subsidiaries hereby release all of their respective rights and interests to and in such communications and related materials and (iii) the Company and its Subsidiaries hereby release any right to assert or waive any privilege related to the communications referenced in this Section 13.17 and acknowledge and agree that all such rights shall reside with the Holder Representative.

(b)           Each of the Monocle Parties and the Company agree that, notwithstanding any current or prior representation of the Company by L&W, L&W shall be allowed to represent any Holder, the Holder Representative or any of their respective Affiliates in any matters and disputes adverse to any of the Monocle Parties or the Company that either is existing on the date of this Agreement or arises in the future and relates to this Agreement and the transactions contemplated hereby; and each of the Monocle Parties and the Company hereby waive any conflicts or claim of privilege that may arise in connection with such representation. Further, each of the Monocle Parties and the Company agree that, in the event that a dispute arises after Closing between any of the Monocle Parties or the Company, on the one hand, and any Holder, the Holder Representative or any of their respective Affiliates, on the other hand, L&W may represent such Holder, the Holder Representative or Affiliate in such dispute even though the interests of such Holder, the Holder Representative or Affiliate may be directly adverse to any Monocle Party or the Company and even though L&W may have represented the Company in a matter substantially related to such dispute.

(c)           Each of the Monocle Parties acknowledges, on behalf of itself and its Affiliates (including, from and after the Closing, the Company and its Subsidiaries), that any advice given to or communication with any Holder, the Holder Representative or any of their respective Affiliates (other than the Company) shall not be subject to any joint privilege and shall be owned solely by such Holder, the Holder Representative and any Affiliate of each such party (other than the Company). Each of the Monocle Parties and the Company each hereby acknowledge that each of them have had the opportunity to discuss and obtain adequate information concerning the significance and material risks of, and reasonable available alternatives to, the waivers, permissions and other provisions of this Agreement, including the opportunity to consult with counsel other than L&W.

(d)           It is acknowledged by each of the parties hereto that the Monocle Parties have retained CW&T to act as their counsel in connection with the transactions contemplated hereby and that CW&T has not acted as counsel for any other Person in connection with the transactions contemplated hereby for conflict of interest or any other purposes. Each of the Monocle Parties and the Company agree that any attorney-client privilege and the expectation of client confidence attaching as a result of CW&T’s representation of the Monocle Parties related to the preparation for, and negotiation and consummation of, the transactions contemplated by this Agreement, including all communications among CW&T and the Monocle Parties and/or their respective Affiliates, related to the preparation for, and negotiation and consummation of, the transactions contemplated by this Agreement, shall survive the Closing and shall remain in effect.

[Signature pages follow.]

IN WITNESS WHEREOF the parties have hereunto caused this Agreement to be duly executed as of the date hereof.

AERSALE CORP.

By:	/s/ Nicholas Finazzo
Name:	Nicholas Finazzo
Title:	Chairman & Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

MONOCLE ACQUISITION CORPORATION

By:	/s/ Eric Zahler
Name:	Eric Zahler
Title:	President and Chief Executive Officer

MONOCLE HOLDINGS INC.

By:	/s/ Eric Zahler
Name:	Eric Zahler
Title:	President

MONOCLE MERGER SUB 1 INC.

By:	/s/ Eric Zahler
Name:	Eric Zahler
Title:	President

MONOCLE MERGER SUB 2 LLC

By:	/s/ Eric Zahler
Name:	Eric Zahler
Title:	President

[Signature Page to Agreement and Plan of Merger]

LEONARD GREEN & PARTNERS, L.P.,
solely in its capacity as the Holder Representative

By:	LGP Management, Inc., its general partner

By:	/s/ Jonathan Seiffer
Name:	Jonathan Seiffer
Title:	Senior Vice President

[Signature Page to Agreement and Plan of Merger]

ANNEX A

Amended and Restated Registration Rights Agreement

[Omitted]

ANNEX B

Lock-Up Agreement

[Omitted]

ANNEX C

Founder Shares Agreement

[Omitted]

ANNEX D

Company Stockholder Approval

[Omitted]

ANNEX E

Letter of Transmittal

[Omitted]

ANNEX F

NewCo Certificate of Designation

[Omitted]

ANNEX G

First Certificate of Merger

[Omitted]

ANNEX H

Second Certificate of Merger

[Omitted]

106